FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement: Aneel Published the Results of the Third Tariff Review of Cemig Distribuição S.A., April 5, 2013

2.	Market Announcement: Aneel Approves Transfer of Control of Transmission Companies, April 9, 2013

3.	Summary of Decisions of the 564th Meeting of the Board of Directors, April 11, 2013

4.	Extraordinary General Meeting of Shareholders - 05/23/13: Convocation and Proposal by the Board of Directors, April 11, 2013

5.	Presentation: Results of the Tariff Review of Cemig Distribuição S.A.

6.	Market Announcement: New Treatment for CVA Amounts in Cemig Distribuição S.A., April 18, 2013

7.	Convocation and Proposal by the Board of Directors to the AGM to be held on April 30, 2013 (with Appendix), dated March 27, 2013

8.	Notice to Stockholders: Proposal to the AGM to be held on April 30, 2013, dated April 9, 2013

9.	Summary of Decisions of the 565th Meeting of the Board of Directors, April 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: April 24, 2013

1. Market Announcement: Aneel Published the Results of the Third Tariff Review of Cemig Distribuição S.A., April 5, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Aneel announces result of Tariff Review of Cemig D

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

At its public meeting held today the Brazilian electricity sector regulator, Aneel (Agência Nacional de Energia Elétrica), published the results of the Third Tariff Review, which will result in positive repositioning of the tariffs of Cemig Distribuição S.A.

These tariffs will take effect as from April, 2013. The average effect for consumers will be an increase of 2.99%. This effect comprises one part reflecting the revision per se, and one part comprising the associated financial components.

In this decision, Aneel is applying the effects of Decree 7945/12, which governs the use of the funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to attenuate distributors’ costs of acquisition of electricity in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) as a result of the unfavorable hydrological conditions, which have led to the dispatching of thermal generation plants.

The Decree aims to reduce the impact of the adjustment. For Cemig D, it limits the adjustment to 3%. The amount that exceeds this percentage will be passed through in a single payment, within 10 business days from the date of publication of the Homologating Resolution confirming this review. The amount of these funds, coming from the CDE, will be decided by Aneel within this period, and will be reimbursed by consumers over 5 years, updated by the IPCA inflation index.

It is noted that the application of the adjustment will not be uniform for all types of consumer, and that consumers’ tariffs will also be affected by the new tariff structure, which is a sub-process of the Tariff Review. Another item established in the Review process is the multiple known as the “X Factor”, which contains the XPd Factor (representing productivity) and the XT (for transition) Factor. These have been calculated to be 1.15% and 0.68%, respectively.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review by the meeting of the Council of Aneel, the Net Regulatory Remuneration Base was R$ 5,511,767,731.07, and the Gross Regulatory Remuneration Base was R$ 15,355,842,946.29.

Belo Horizonte, April 5, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Market Announcement: Aneel Approves Transfer of Control of Transmission Companies, April 9, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Aneel approves transfer of control of transmission companies

Complementing its Material Announcement of May 17, 2012, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date the regulatory authority of the Brazilian electricity industry, Aneel (National Electricity Agency) approved the transfer of stockholding control, to Transmissora Aliança de Energia Elétrica S.A. (Taesa), of the following companies holding electricity transmission concessions:

(1)               Transfer of direct stockholding control:

Empresa Catarinense de Transmissão de Energia S.A.	—	ECTE,
Empresa Regional de Transmissão de Energia S.A.	—	ERTE,
Empresa Norte de Transmissão de Energia S.A.	—	ENTE,
Empresa Paraense de Transmissão de Energia S.A.	—	ETEP,
Empresa Amazonense de Transmissão de Energia S.A.	—	EATE and
Empresa Brasileira de Transmissão de Energia S.A.	—	EBTE;

(ii)              Transfer of indirect stockholding control (by Cemig and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. — Cemig GT.)

Sistema de Transmissão Catarinense S.A.	—	STC,
Lumitrans — Companhia Transmissora de Energia,
Empresa Santos Dumont de Energia S.A.	—	ESDE, and
Empresa de Transmissão Serrana	—	ETSE,

Final conclusion of the transfer of the assets (“the Restructuring”) is still subject to consent from the financing banks, including in particular the Brazilian Development Bank (BNDES).

On the date of completion of the Restructuring, Taesa will disburse R$ 1.732 billion, updated by the CDI rate from December 3, 2011, less dividends and/or Interest on Equity already declared, whether already paid or not.

Belo Horizonte, April 9, 2013.

Luiz Henrique Michalick

Acting Chief Finance and Investor Relations Officer

Companhia Energética de Minas Gerais — Cemig

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Summary of Decisions of the 564th Meeting of the Board of Directors, April 11, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64  —  NIRE: 31300040127

BOARD OF DIRECTORS

Meeting of April 11, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 564th meeting, held on April 11, 2013, decided the following:

1.                          Limits of financial covenants in the by-laws.

2.                          Calling of an Extraordinary General Meeting of Stockholders, to be held on May 23, 2013 at 11 a.m.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Extraordinary General Meeting of Shareholders - 05/23/13: Convocation and Proposal by the Board of Directors, April 11, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 23, 2013 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

Ratification of the target in Subclause ‘d’ of Paragraph 7 of Article 7 of the Company’s by-laws being exceeded in 2012.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by May 20, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, April 11, 2013.

Dorothea Fonseca Furquim Werneck
Chair of the Board of Directors

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 23, 2013.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

— whereas:

a)             Cemig’s long-term strategic plan contains the long-term strategic planning, fundamentals, targets, objectives and results to be pursued and achieved by the Company, and its dividend policy, and it is the responsibility of the Board of Directors and of the Executive Board faithfully to obey and comply with the targets established in § 7 of Article 11 of the by-laws, notably the target limiting the consolidated amount of funds allocated to capital investment and acquisition of any assets, in a business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

b)             the opportunities and needs for investments that became available to the Cemig Group led to a volume of investments in 2012 equivalent to 54% of Ebitda, thus higher than the target limit mentioned in subclause ‘a’ above;

b)             exceeding of the limit arose principally from the increase in the Company’s Program of Investments in 2012, among which highlights are:

•                  acquisition of a stockholding in Unisa — União de Transmissoras de Energia Elétrica Holding S.A by Transmissora Aliança de Energia Elétrica S.A. — Taesa;

•                  acquisition by Cemig of a stockholding in  Companhia de Gás de Minas Gerais — Gasmig;

•                  updating of and improvements to the generation equipment and transmission system of Cemig Geração e Transmissão S.A., and, further,

•                  the Distribution Development Plan (PDD) of Cemig Distribuição S.A.;

— now proposes to you as follows:

Ratification of the Company having, in 2012, exceeded the limits specified in subclause “d” of Paragraph 7 of Article 11 of the by-laws, corresponding to: the consolidated amount of funds destined to capital expenditure and acquisition of any assets of the Company being equivalent to a maximum of 54% (fifty four per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, April 11, 2013.

Dorothea Fonseca Furquim Werneck	Joaquim Francisco de Castro Neto
Djalma Bastos de Morais	Paulo Roberto Reckziegel Guedes
Arcângelo Eustáquio Torres Queiroz	Saulo Alves Pereira Junior
Eduardo Borges de Andrade	Wando Pereira Borges
Fuad Jorge Noman Filho	Bruno Magalhães Menicucci
Guy Maria Villela Paschoal	Leonardo Maurício Colombini Lima
João Camilo Penna	Newton Brandão Ferraz Ramos

5. Presentation: Results of the Tariff Review of Cemig Distribuição S.A.

Results of the Third Cycle Tariff Review for Cemig Distribuição S.A. April 18, 2013

Disclaimer Some statements and estimates in this material may represent expectations about future events or results that involve risks and uncertainties known and unknown. There is no guarantee that the events or results referred to in these expectations will occur. These expectations are based on present assumptions and analyses from the viewpoint of our management, based on their experience, the macroeconomic environment, market conditions in the energy sector and our expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig´s financial strategy, changes in the energy sector, hydrological conditions, conditions in the financial markets, uncertainty regarding future results of operations, plans and objectives as well as other factors. Because of these and other factors, our actual results may differ significantly from those indicated in or implied by these statements. The information and opinions contained herein should not be understood as a recommendation to potential investors and no investment decision should be based on the truthfulness, or completeness as of the date hereof of this information or these opinions. None of Cemig´s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could lead to different results from those estimated by Cemig, please consult the section on Risk Factors included in our Formulário de Referência filed with the Brazilian Securities Commission–CVM, and in Form 20-F filed with the U.S. Securities and ExchangeCommission –SEC. All figures are in BR GAAP. 2

Cemig D: 3rd Tariff Review 2.99% TARIFF REPOSITIONING New Structure TARIFF STRUCTURE 1.83% X FACTOR (Pd + T) 3

Accumulated Depreciation Assets Depreciated (R$ 9.8 bn) “Special obligations” (R$ 6.3 bn) + Depreciated assets (R$ 3.1 bn) Net Regulatory Remuneration Base (BRR) (R$ 5.5 bn) Gross BRR R$ 15.3 bn Base of total assets R$ 24.7 bn R$ 9.4 bn Reference company R$ 1.714 bn Operational costs R$ 1.9 bn Default R$ 55 mn Other Assets quota R$ 147 mn Remuneration base; OPEX Previous BRR: R$5.1 bn Increase in BRR: R$ 400 mn 4

The Luz para Todos Program Cemig D Amounts in R$ Tranche Historic unit vale Unit value updated by IGP–M to Dec. 2012 Number of new users connected Investment by Eletrobrás–historic values Investment by Eletrobrás–updated 2nd 6,100.00 9,265.68 9,405 57,370,500 87,143,740 3rd 7,900.67 9,926.29 65,090 514,254,610 646,101,942 4th 8,970.23 10,608.72 23,519 210,970,839 249,506,409 Sum 98,014 782,595,950 982,752,092 Weighted average 7,984.53 10,026.65 –The “Prudence of investments” Criterion has not yet been regulated. The use of a single criterion to define prudence could generate divergent results. It is essential that the reasonableness of these results should be attested to by other parameters. AMOUNT HOMOLOGATED BY SFF (APRIL 1, 2013): R$ 5,322.04 5

Values of Portion A, Portion B and X Factor

Portion A

R$ 5.2 bn

Portion B

R$ 3.0 bn

X Factor = 1.83%

XPd = 1.15%
Xt = 0.68%

6

Replenishment Quota R$ 590 mn Remuneration of Capital R$ 587 mn Default R$ 55 mn PMSO R$ 1.7 bn R$ 5.2 bn Other Assets quota R$ 147 mn Sector charges R$ 635 mn Purchase of electricity for resale R$ 4.2 bn Cost of transport of electricity R$ 361 mn R$ 3.0 bn X Factor = 1.83% XPd = 1.15% Xt = 0.68% Portion A Portion B Values of Portion A, Portion B and X Factor Delta X (2CRTP) - R$ 90 mn 6

Regulatory P/L and Ebitda Regulatory Ebitda (April 2013 to March 2014) R$ 1.379 bn Remuneration of Capital R$ 587 mn + Other Assets quota R$ 147 mn Replenishment Quota R$ 590 mn Inadimplência R$ 55 mn Delta X (2CRTP) (- R$ 90 mn) Ebitda with Delta X: R$ 1.289 BI Tariff reasonableness Other revenues (-R$ 40 mn) * Delta X: Return to consumers for investments not realized in the 2nd Tariff Review. 7

Portion A rose 22.3%; Portion B diminished 26.5%

CALCULATION SPREADSHEET OF 2013 TARIFF REVIEW			
R$ million	RTE Jan. 2013	RTP Apr. 2013	Change, %
PORTION A			
SECTOR CHARGES (CES)	R$ 667	R$ 635	-4,8%
TRANSPORT OF ELECTRICITY (CT)	R$ 355	R$ 361	1,8%
TOTAL ELECTRICITY PURCHASED (CE)	R$ 3.263	R$ 4.245	30,1%
PORTION A (VPA)	R$ 4.285	R$ 5.241	22,3%
PORTION B			
Cost of Administration, Operation and Maintenance (CAOM)	R$ 1.917	R$ 1.769	-7,7%
Annual cost of assets (CAA)	R$ 2.194	R$ 1.324	-39,7%
Portion B (VPB)	R$ 4.111	R$ 3.093	-24,8%
Portion B with adjustment of 2CRTP (R$ 90MM)	NA	R$ 3.003	
Portion B with market adjustment	R$ 4.042	R$ 2.969	-26,5%
TARIFF REPOSITIONING (million)			
1. Revenue Required (RR)		R$ 8.210	
2. Other revenue (OR)		R$ 40	
3. Revenue Received (RV)		R$ 8.132	
TARIFF REPOSITIONING INDEX		0,47%	
4. Financial Components	R$ 74	R$ 211	
REPOSITIONING INDEX WITH FINANCIAL COMPONENTS		3,06%	
Financial components, previous year		0,91%	
AVERAGE EFFECT FOR THE CONSUMER		2,99%	
X FACTOR			
'T' COMPONENT OF THE X FACTOR	NA	0,68%	
'Pd' COMPONENT OF X FACTOR	0,14%	1,15%	

8

Portion A rose 22.3%; Portion B diminished 26.5% R$ million RTE Jan. 2013 RTP Apr. 2013 Change, % 667 R$ 635 R$ -4,8% 355 R$ 361 R$ 1,8% 3.263 R$ 4.245 R$ 30,1% 4.285 R$ 5.241 R$ 22,3% 1.917 R$ 1.769 R$ -7,7% 2.194 R$ 1.324 R$ -39,7% 4.111 R$ 3.093 R$ -24,8% NA 3.003 R$ 4.042 R$ 2.969 R$ -26,5% 8.210 R$ 40 R$ 8.132 R$ TARIFF REPOSITIONING INDEX 0,47% 4. Financial Components 74 R$ 211 R$ REPOSITIONING INDEX WITH FINANCIAL COMPONENTS 3,06% Financial components, previous year 0,91% AVERAGE EFFECT FOR THE CONSUMER 2,99% NA 0,68% 0,14% 1,15% Annual cost of assets (CAA) Portion B (VPB) Portion B with adjustment of 2CRTP (R$ 90MM) Portion B with market adjustment TARIFF REPOSITIONING (million) Cost of Administration, Operation and Maintenance (CAOM) PORTION A CALCULATION SPREADSHEET OF 2013 TARIFF REVIEW PORTION B SECTOR CHARGES (CES) TRANSPORT OF ELECTRICITY (CT) TOTAL ELECTRICITY PURCHASED (CE) PORTION A (VPA) 'T' COMPONENT OF THE X FACTOR 'Pd' COMPONENT OF X FACTOR 1. Revenue Required (RR) 2. Other revenue (OR) 3. Revenue Received (RV) X FACTOR 8

Appendix I Fin. Comp + CVA R$ 211 mn Fin. Comp. + CVA R$ 73 mn Actual Revenue R$ 8.132 BI IMPACT FOR CONSUMERS +2.99% Revenue requested R$ 8.170 BI Appendix I (Tariffs actually invoiced) Appendix II The tariffs in Appendix II cover only repositioning of the economic tariff and will constitute the base for subsequent tariff calculations, without taxes (ICMS, Pasep/Cofins). * Pass through via CDE of R$ 355 (Electricity CVA); could be more because the month of January 2012 has yet to be calculated. Period: 10 business days. Consumers will reimburse this passthrough as from 2014 in 5 years, updated by the IPCA index. Repositioning and Impact on Tariffs CVA R$ 343 mn * Decree 7945/2012 APPENDIX II (Repositioning) +0.47% With previous market: R$ 8.332 bn Gaain in revenue: R$ 47mn 9

Effect measured by consumer subgroup and type Subgroup and Type Average effect Average effect Free A2 (88 to 138 kV) -37.00% -40.78% A3 (69 kV) -12.80% -22.28% A3a (30 kV to 44 kV) 1.83% -9.86% A4 (2.3 kV to 25 kV) 12.09% -26.29% AS (Underground) 26.62% -26.29% B1 average (Residential and Low Income ) 4.99% B1 Residential, Full 4.87% B1 Residential, Low Income 6.30% B2 (Low voltage Rural) 9.56% B3 (Low voltage Other categories) 9.56% B4 (Low voltage Public Illumination) 9.56% TOTAL 2.99% -33.22% GROUP Change A -4.83% B 6.98% A+B 2.99% 10

The coverage of operational costs, given by the Reference Company, in 2008, was R$ 1.209 bn. Updating of Reference Company to 2013 generates a coverage of R$ 1.714 bn. Cemig D has a background of diminishing coverage (R$ 20mn/year)–such that in 2018 the coverage will be R$ 1.634 mn. Custos Operacionais Description - Coverage in 2013 Total Pessoal Materials and Services OPEX 2CRTP - Original 1,209,251,202 OPEX 2CRTP - Adjusted 1,109,874,234 735,881,572 373,992,662 OPEX 2CRTP - Monetary updating by 3CRTP 1,476,198,207 974,729,865 501,468,343 OPEX 2CRTP - With growth of products 1,785,620,582 1,179,040,660 606,579,922 OPEX 3CRTP 1,714,054,099 1,131,785,496 582,268,603 Consumers' Council 183,566 OPEX (Including Consumers' Council) 1,714,237,665 Description - Coverage in 2018 Lower limit Center Upper limit Efficiency 48.23% 58.03% 68.23% OPEX 3CRTP - 2ª Phase (Interval) 1,154,885,763 1,389,550,504 1,633,793,397.80 11 Tenho dúvidas qto a manutenção deste slide

Components in the Consumer Invoice – Cemig D average

Composition of revenue from taxes
Cost of transmission 3.3%
Sector charges 5.7%
Cost of electricity 38.3%
ICMS 21.0%
Taxes 26.0%
PIS and Cofins 5.0%
Cost of distribution 26.8%

12

Cost of distribution 26.8% Cost of electricity 38.3% Cost of transmission 3.3% Sector charges 5.7% ICMS 21.0% PIS and Cofins 5.0% Taxes 26.0% Composition of revenue from taxes Components in the Consumer Invoice–Cemig D average 12

Investor Relations Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br Website: http://ri.cemig.com.br 13

6. Market Announcement: New Treatment for CVA Amounts in Cemig Distribuição S.A., April 18, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

New treatment for CVA amounts in Cemig D

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby, in accordance with CVM Instruction 358 of January 3, 2002, as amended, publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

•                 As per the decision given in a public meeting by the Council of Aneel, held on April 5, 2013, the balances of the Portion A Variation Account (CVA) associated with the period of January 2013, relating to the payments made of Regulated Market Electricity Sale Contracts (CCEARs), in the availability mode, will be incorporated into the amounts of the passthrough of the CDE to Cemig’s wholly-owned subsidiary Cemig Distribuição S.A., as determined by Decree 7945/2012.

•                 The amount to be added to the R$ 343 million already accounted for is approximately R$ 145 million.

Belo Horizonte, April 18, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Convocation and Proposal by the Board of Directors to the AGM to be held on April 30, 2013 (with Appendix), dated March 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 30, 2013 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)                         Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

2)                         Allocation of the net profit for the year 2012, in the amount of R$ 4,271,685, and of the balance in the Retained Earnings account, in the amount of R$ 120,930,000.

3)                         Decision on the form and date of payment of dividends, in the amount of R$ 2,918,000.

4)                         Authorization, verification and approval of an increase in the Share Capital

from:	R$ 4,265,091,140.00
to:	R$ 4,813,361,925.00,
through issuance of:	R$ 109,654,157	new shares,
on capitalization of:

R$ 548,270,785.00, from absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

•                  a stock dividend being distributed, consequently, to stockholders, of  12.854843355%,  in new shares, of the same type as those held, with nominal unit value of R$ 5.00.

5)                         Authorization for the Executive Board to:

•                  take the measures necessary for the stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of this General Meeting of Stockholders;

•                  sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.

6)                         Changes to the Company’s by-laws, to:

a)             Make the change in drafting of the Head paragraph of Article 4º of the by-laws resulting from the above-mentioned increase in the Share Capital.

b)             Change the drafting of sub-clause ‘g’ of Item I and include sub-clause ‘n’ in Item XI, of the head paragraph of Article 22, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

7)                         Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

8)                         Election of the sitting and substitute members of the Board of Directors, due to their resignation.

9)                         Setting of the remuneration of the Company’s Managers.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10)                  Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., also to be held, concurrently, by April 30, 2013, as to the following matters:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Proposal for allocation of the net profit for 2012, in the amount of R$ 191,365,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 141,114,000.

d)             Change in the bylaws , redrafting sub-clause ‘g’ of Item I, and including a sub-clause ‘n’ in Item XI, of the head paragraph of Article 17, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

11)                  Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A., also to be held, concurrently, by April 30, 2013, as to the following matters:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Allocation of the net profit for the year 2012, in the amount of R$ 1,919,485,000, and of the balance in the Retained Earnings account, in the amount of R$ 108,309,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 992,718,000.

d)             Changes to the by-laws, to change the drafting of sub-clause ‘g’ of Item I, and include sub-clause ‘n’ in Item XI, of the head paragraph of Article 17, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 26, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or producing them at the time of the meeting.

Belo Horizonte, March 27, 2013.

Dorothea Fonseca Furquim Werneck;

Chair of the Board of Directors

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY

APRIL 30, 2013

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

— whereas:

a)             Article 192 of Law 6404 of 15-12-1976 as amended, and Clauses 27 to 31 of the by-laws, require the Board of Directors to make a proposal to the Ordinary General Meeting of Stockholders for allocation of the Company’s profit;

b)             the Company wishes to declare an additional dividend of R$ 666 million, further to the extraordinary dividends declared in December 2012;

c)              under an agreement between Cemig and the State of Minas Gerais, Cemig was authorized to retain amounts payable under Legal Action Nº 0024.02.747.991-4, in the amount of R$ 111,599,000, and allocate them as payment of dividends, as per Board Spending Decision (CRCA) 114/2012, of December 14, 2012;

d)             the Financial Statements for 2012 present net profit of R$ 4,271,685,000, and a balance of Retained earnings of R$ 120,930, arising from realization of the Reserve for Adjustments to Stockholders’ Equity;

e)              Clause 5 (“Incorporation to the Registered Capital”) of the Contract for Assignment of the Remaining Balance Receivable on the Earnings Compensation Account (“the CRC Account”), signed on May 31, 1995, between the state of Minas Gerais and Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital as “Donations and Subventions for Investments”;

f)               the payments made in 2012 by the state of Minas Gerais in relation to the final installments of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 548,270,785.00 (five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais);

g)              in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the “Cemig Group”, and to structure alternatives to strengthen the business vision in management of the holding;

h)             in August 2012 the Board of Directors approved the first Integrated Strategic Plan of the “Cemig group”, and the review of the Long-term Strategic Plan for 2012—2035;

i)                there is a need for the company to restructure its Ombudsman department, to further improve its interaction with its clients;

j)                Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold their Ordinary and Extraordinary Annual General Meetings by April 30, 2010;

k)             Clause 21, § 4 sub-Clause “g”, of the by-laws of Cemig states:

“Clause 21…

§4          The following decisions shall require a vote by the Executive Board:

...

g)              approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and the Chief Officer for Finance and Investor Relations, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implement Plan”;

— now proposes to you as follows:

I)                           Distribution of net profit: That the net profit for 2012, in the amount of R$ 4,271,685,000 and the balance of retained earnings, in the amount of R$ 120,930,000, should be allocated as follows:

a)             R$ 170,603,000, or 3.99% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws, but such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

b)        R$ 2,918,107,000 should be allocated as dividends to the Company’s stockholders, as follows:

•                  R$ 1,700,000,000 in the form of Interest on Equity, as per Board Spending Decision (CRCA) 116/2012, to those stockholders whose names were on the company’s Nominal Share Register on December 21, 2012 — of this amount, R$ 686,000,000 was paid on March 5, 2013; and

•                  R$ 1,218,107,000 in the form of dividends for 2012, to those stockholders whose names are on the company’s Nominal Share Register on the day on which the Ordinary General Meeting of Stockholders is held.

c)         R$ 1,303,905,000 to be held in Stockholders’ equity in the Reserve under the by-laws account specified in Clause 28, paragraph 1, sub-clause ‘c’, and Clause 30 of the by-laws.

•                  the payments of dividends and Interest on Equity to be made in two installments, by June 30 and December 30, 2013, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II)                      Capital increase: Authorization, verification and approval of an increase in the share capital,

from:	R$4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais),

to: R$4,813,361,925.00		(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais),
though issuance of 109,654,157		(one hundred nine million six hundred fifty four thousand one hundred fifty seven) new shares, each with
par value of R$		5.00	(five Reais),
of which 47,927,623		(forty seven million nine hundred twenty seven thousand six hundred twenty three) are nominal common shares,
and 61,726,534		(sixty one million seven hundred twenty six thousand five hundred thirty four) are nominal preferred shares, through capitalization of
R$	548,270,785.00	(five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais), from

absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

• with consequent distribution to stockholders of a stock dividend, of
	12.854843355%,	in new shares, of the same type as those held and each with
par value of R$	5.00	(five Reais).

III)                 Consequent redrafting of the by-laws, changing the head paragraph of Clause 4, to the following:

“Clause 4              The company’s Share Capital is R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais), represented by:

a)        420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with par value of R$ 5.00;

b)        541,907,677 (five hundred forty one million nine hundred seven thousand six hundred seventy seven) nominal preferred shares each with par value of R$ 5.00.”

IV)                  Stock dividend: Authorization for the Executive Board to take the following measures:

•                  to attribute a stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of the General Meeting of Stockholders that decides on this proposal;

•                  to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.

V)                       Status of Ombudsman: Change in the by-laws, in sub-clause ‘g’ of Item I, and inclusion of a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 22, to transfer the activity of the

Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication, as follows:

“Clause 22:              Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I —         To the Chief Executive Officer:

...

g)              to manage and direct the activities of internal auditing, the Corporate Executive Office, and strategic planning;

...

XI —            To the Chief Institutional Relations and Communication Officer:

...

n)                 to carry out the function and activities of the Company’s Ombudsman”.

VI)                  Orientation of vote: That the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig D and Cemig GT, also to be held, concurrently, by April 30, 2013, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Proposal for allocation of the net profit for 2012, in the amount of R$ 191,365,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 141,114,000.

d)             Change in the bylaws, redrafting sub-clause ‘g’ of Item I and including a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 17, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the period of office.

Cemig GT:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Allocation of the net profit for the year 2012, in the amount of R$ 1,919,485,000, and of the balance in the Retained Earnings account, in the amount of R$ 108,309,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 992,718,000.

d)             Change in the bylaws, redrafting sub-clause ‘g’ of Item I and including a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 17, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the completion of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 27, 2013.

Dorothea Fonseca Furquim Werneck	Joaquim Francisco de Castro Neto
Djalma Bastos de Morais	Paulo Roberto Reckziegel Guedes
Arcângelo Eustáquio Torres Queiroz	Newton Brandão Ferraz Ramos
Eduardo Borges de Andrade	Saulo Alves Pereira Junior
Fuad Jorge Noman Filho	Wando Pereira Borges
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci
João Camilo Penna	Leonardo Maurício Colombini Lima

APPENDIX 1

CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

31-12-2012 R$ ’000
Calculation of the Minimum Dividends required by the Bylaws for the preferred shares
Nominal value of the preferred shares	2,399,087
Percentage applied to the nominal value of the preferred shares	10.00%
Amount of the dividends by the first payment criterion	239,909

Stockholders’ equity	12,044,062
Preferred shares as a percentage of Stockholders’ equity (net of shares held in Treasury)	56,27%
Portion of Stockholders’ equity represented by the preferred shares	6,777,194
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%
Amount of the dividends by the second payment criterion	203,316

Minimum obligatory dividends required by the Bylaws for the Preferred Shares	239,909

Obligatory Dividend
Net profit for the year	4,271,685
Obligatory dividend — 50.00% of net profit	2,135,843

Net dividends proposed:
Interest on Equity	1,700,000
Extraordinary dividends	1,218,107
2,918,107

Total of the dividend for the preferred shares	1,642,117
Total of the dividend for the common shares	1,275,990

Dividend per share, R$
Minimum Dividends required by the Bylaws for the preferred shares	0.50
Obligatory Dividend	2.50
Dividends proposed	3.42

APPENDIX 2

Proposal for allocation of net profit (in accordance with Appendix 9-1 II CVM Instruction 481/2009)

1.                                    State the net profit for the business year.

R$ 4,271,685,000.

2.                                    State the total amount of dividends and the amount per share, including interim dividends and Interest on Equity already declared.

• Interest on Equity in the amount of R$ 1,700,000,000, equivalent to 1.993773380 per share, declared on December 20, 2012.

• Dividends in the amount of R$ 1,218,107,000, equivalent to R$ 1.428605477 per share, on the basis of the share capital before the stock bonus proposed to the AGM of April 30, 2013.

3.                                    State the percentage of the net profit for the business year that was distributed.

68.31%.

4.                                    State the global amount of dividends distributed based on the profits of previous business years, and the amount per share.

Not applicable.

5.                                    State, after deduction of interim or advance dividends and Interest on Equity already declared:

a.             The gross amount of dividends and Interest on Equity, separated, for each type and class of share.

Dividends  — R$ 1,218,107,000, comprising:

R$ 532,637,101.61 for the common (ON) shares; and

R$ 685,469,898.39 for the preferred (PN) shares.

b.                                The form and period of payment of the dividends and Interest on Equity.

The dividends and Interest on Equity will be paid in two equal installments, by June 30 and December 30, 2013, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

The amounts of the installments will be as follows:

By June 30, 2013

ON shares — R$ 0.714302738 per share

PN shares — R$ 0.714302738 per share

By December 30, 2013

ON shares — R$ 0.714302738 per share

PN shares — R$ 0.714302738 per share

c.              Any application of monetary updating or interest on the dividends and Interest on Equity.

There is no provision for updating.

d.              Date of declaration of payment of the dividends and Interest on Equity considered for stockholder entitlement.

April 30, 2013.

6.                                    In the event that there has been a declaration of dividends for Interest on Equity based on profit ascertained based on 6-monthly or more frequent financial statements:

a.                               State the amount of the interim dividends or Interest on Equity already declared.

R$ 1,700,000,000.

b.                               State the date of the respective payments.

R$ 686,000,000 paid on March 5, 2013

R$ 164,000,000 by June 28, 2013

R$ 850,000,000 by December 30, 2013

7.                                    Give a comparative table indicating the following amounts per share for each type and class:

a.             Net profit for the business year and for the 3 (three) previous business years.

Business year	2012	2011	2010	2009
Net profit (R$)	3.42	3.54	3.31	3.00

Remarks: The amount per share is the same for both the preferred and the common shares.

b.                                Dividend and Interest on Equity distributed in the 3 (three) previous years

Business year	2011	2010	2009
Dividends (R$)	1.90	1.75	1.50
Interest on Equity (R$)	—	—	—
Total (R$)	1.90	1.75	1.50

Remarks: The amount per share is the same for both the preferred and the common shares.

8.                                    In the event that profits were allocated to the legal reserve:

a.              State the amount allocated to the legal reserve.

R$ 170,603,000.

b.                               Give details of the form of calculation of the legal reserve.

3.99% of the net profit allocated to the Legal Reserve, in accordance with sub-clause ‘a’ of the sole sub-paragraph of Clause 28 of the Bylaws, such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

9.                                    If the company has preferred shares with the right to fixed or minimum dividends

a.             Describe the form of calculation of the fixed or minimum dividends.

Minimum dividends:

10% of the nominal value of the preferred shares, or 3% of the amount of the interest in Stockholders’ Equity represented by the preferred shares, whichever is greater. Note: In the event of the distribution of dividends decided being greater than the minimum, the larger figure prevails.

b.              State whether the profit for the business year is sufficient for full payment of the fixed or minimum dividends.

The profit for the business year is sufficient for the full payment of the minimum dividends.

c.              Identify whether any portion unpaid is cumulative.

Not applicable.

d.              Identify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable.

e.              Identify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable.

10.                                                             In relation to the obligatory dividend:

a.                Describe the form of calculation specified in the bylaws.

50% of the net profit.

b.                State whether it is being paid in full.

The obligatory dividend is being paid in full in 2 installments:  the first by June 30, 2013 and the second by December 30, 2013.

c.                 State any amount retained.

Not applicable.

11.                             In the event that there is retention of the obligatory dividend due to the company’s financial situation:

a.             State of the amount of the retention.

Not applicable.

b.              Describe, in detail, the financial situation of the company, dealing also with aspects relating to analysis of liquidity, working capital and positive cash flows.

Not applicable.

c.              Justify the retention of the dividends.

Not applicable.

12.                              In the event that there is allocation of profit to a contingencies:+++

a.              State the amount allocated to the reserve.

Not applicable.

b.                             Identify the loss considered probable and its cause

Not applicable.

c.              Explain why the loss was considered “probable”.

Not applicable.

d.                             Justify the constitution of the reserve.

Not applicable.

13.                              In the event that there is allocation of profit to a future earnings reserve:

a.              State the amount allocated to the future earnings reserve.

Not applicable.

b.                             State the nature of the non-realized profits that gave rise to the reserve

Not applicable.

14.                     In the event that there is allocation of profit to reserves specified under the bylaws:

a.             Describe the clauses in the bylaws that established the reserve.

Subclause “c” of the sole sub-paragraph of Article 28, and Article 30, of the Bylaws.

b.                                Identify the amount allocated to the reserve

R$ 1,303,905,000.

c.              Describe how the amount was calculated

Portion of the profit remaining after deduction of the proposed dividend and constitution of the Legal reserve.

15.                             In the event that the retention of profits was specified in the capital budget:

a.              Identify the amount of the retention.

Not applicable.

b.                                Provide copy of the capital budget

Not applicable

16.                             If there has been allocation of profits to the tax incentive reserve

a.              State the amount allocated to the reserve.

Not applicable.

b.                                Explain the nature of the allocation.

Not applicable.

APPENDIX 3

II — Report giving in detail the origin and justification for the changes proposed to the Bylaws and their legal and economic effects.

Head paragraph of Clause 4 of the by-laws:

Justifications:

a)        Clause 5 (“Incorporation to the Registered Capital”) of the Contract for Assignment of the Remaining Balance Receivable on the Earnings Compensation Account (“the CRC Account”), signed on May 31, 1995, between the state of Minas Gerais and Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital as “Donations and Subventions for Investments”;

b)        the payments made in 2012 by the state of Minas Gerais in relation to the final installments of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 548,270,785.00 (five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais).

Economic and legal effects:

None

Change in sub-clause ‘g’ of Item I and inclusion of sub-clause ‘n’ in Item XI, of the head paragraph of Article 22, of the by-laws:

Justifications:

c)         In 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the “Cemig Group”, and to structure alternatives able to strengthen the business vision in management of the equity holdings;

d)

e)         In August 2012 the Board of Directors approved the first Integrated Strategic Plan for the “Cemig group”, and the review of the Long-term Strategic Plan for 2012—2035;

f)

g)         There is a need for the Company to restructure its Ombudsman Department, to further improve its interaction with its clients;

h)

Economic and legal effects:

None

APPENDIX 4

Comments by the directors on the Company’s financial situation, required by Item 10 of the Reference Form, in compliance with Article 9, III of CVM Instruction 481 of December 17, 2009.

10.1                                     General conditions of finances, assets and liabilities

The Company’s Chief Officers see the year 2012 as one of great changes, complexity and challenges. They believe that the quest for operational efficiency and the discipline of investing in assets that add value certainly contributed significantly to the growth due to the expansion of the various companies in which Cemig holds a significant equity interest and participates significantly in management.

In this context, the results that Cemig achieved in 2012 are of considerable repercussion due to their scale: net profit totaled R$ 4.3 billion, or R$ 5.37 per share, representing a price/earnings ratio of 4. Net profit was almost 80% higher than in the previous year.

The greatest impact came from the early settlement of the CRC Contract (the Contract to Assign the balance of Credit Receivable by the Company under the former CRC — Earnings Compensation — Account with the Brazilian federal government). The State of Minas Gerais, the majority stockholder, decided to bring forward the payment of this contract, which generated a financial gain of more than R$ 2 billion.

The Chief Officers highlight another important event of the year: the share offering by Taesa, which received enormous acceptance by investors and resulted in a significant gain for Taesa —giving rise to a gain of R$ 259 million in Cemig GT’s results. This successful offering, carried out in market conditions that were considered to be unfavorable, is a clear demonstration of investors’ confidence in the Company’s strategies. Taesa is Cemig’s preferred vehicle for operating its investments in the area of electricity transmission.

The Brazilian capital market once again showed its capacity to finance significant volumes, providing more than R$ 7 billion funding for various companies of the Group.

In the Chief Officers’ opinion, the company has adequate liquidity, in view of its cash position of R$ 2.486 billion on December 31, 2012.  The cash position was R$ 2.862 billion on December 31, 2011, and R$ 2.980 billion on December 31, 2010.

The Chief Officers believe that the Company has a balanced capital structure. On December 31, 2012 this was represented by indebtedness of R$ 16.2 billion, 44% of this amount comprising short-term debt and 56% long-term debt. This concentration in the short term arose from recognition of 7% of the debt (26% of the debt of Cemig Distribuição S.A.) in current liabilities, due to not having obtained, before the reporting date, the formal waiver from creditors that they would not exercise their rights of demanding immediate or early maturity of debt due to non-compliance with a covenant. The company expects to obtain the consents, but since this will take place after December 31, 2012, the contract is of which the covenants were not complied with are recognized in Current liabilities. The amount transferred to Current liabilities as a result of the covenant clauses not complied with was R$ 1.206 billion. On December 31, 2011, the Company’s capital structure comprised indebtedness of R$ 15.8 billion, of which 50% was short-term debt and 50% was long-term debt.  In that year, the concentration in the short term arose from recognition of 12% of the debt (23% of the debt of Cemig Geração e Transmissão S.A.) in current liabilities, due to not having obtained, before the reporting date, the formal waiver from creditors that they would not exercise their rights of demanding immediate or early maturity of debt due to non-compliance with a covenant (the waiver was obtained on March 14, 2012). On December 31, 2010, the Company’s capital structure comprised indebtedness of R$ 13.2 billion, of which 17% was short-term and 83% was long-term.

At December 31, 2012 the amortization timetable of the Company’s debt was satisfactorily spread out over the years, with an average tenor of 3.9 years, although there is a concentration of debt maturing in 2013, as shown in the chart below, which has been partially refinanced in March 2013, through an issue of debentures by Cemig Distribuição. In the other years, the payments are of up to R$ 2.4 billion, approximately, reflecting the efforts made by the Company to lengthen its debt profile.

Debt amortization timetable

Position at December 2012 (R$ million)

Currency	2013	2014	2015	2016	2017	2018	2019	After 2019	Total
US dollar	63,747	46,282	35,242	105,418	67,555	31,314	28,807	111,421	489,786
Euro	2,017	32,634	1,778	1,777	—	—	—	—	38,206
	65,764	78,916	37,020	107,195	67,555	31,314	28,807	111,421	527,992

Indexors
IPCA = Amplified Consumer Price Index.	733,081	488,471	678,733	177,034	176,168	220,498	220,510	1,202,140	3,896,635
UFIR / RGR (Fiscal Reference Unit)	69,614	75,386	61,592	50,099	40,490	35,610	23,715	35,336	391,842
Selic rate	1,279	1,157	189	—	—	—	—	—	2,625
CDI (Interbank CD) Rate	3,966,447	1,137,130	621,673	549,165	1,146,872	17,072	26,932	101,916	7,567,207
Eletrobras Internal Index — Finel	12,998	—	—	—	—	—	—	—	12,998
URTJ/TJLP (*)	177,287	189,135	175,006	206,911	200,220	187,050	151,591	800,368	2,087,568
IGP-M Inflation Index	23,343	380,678	1,669	1,409	862	832	832	57,074	466,699
UMBndes (**)	31,835	31,822	32,014	30,921	16,629	9,423	7,101	3,176	162,921
Others (IGP-DI, INPC) (***)	2,293	—	578	732	731	521	—	—	4,855
TR Reference Rate	1,534	382	96	—	—	—	—	—	2,012
No indexor	826,867	32,649	94,748	31,253	6,076	5,961	5,843	43,559	1,046,956
	5,846,578	2,336,810	1,666,298	1,047,524	1,588,048	476,967	436,524	2,243,569	15,642,318
	5,912,342	2,415,726	1,703,318	1,154,719	1,655,603	508,281	465,331	2,354,990	16,170,310

( * )             URTJ = Interest Rate Reference Unit for adjustment by TJLP.

( ** )           UMBndes = BNDES Monetary Unit.

( *** )         IGP-DI = IGP-DI (General Price Index — Domestic Availability) inflation index.

The average cost of the Company’s debt has been maintained at appropriate levels over the years (5.03% per year, at constant prices, on December 31, 2012; 7.21% per year, at constant prices, on December 31, 2011; and 6.76% per year on December 31, 2010), a reflection of the concentration of the debt in contracts indexed to the DI Interbank Deposit (CDI) rate. The main indexors of the Company’s debt on December 31, 2012 were: CDI (47% of the total); IPCA (24% of the total); and URTJ (13% of total). The debt ratios in the table below indicate the Company’s satisfactory credit quality, highlighting its very comfortable position in relation to the parameters usually practiced in the financial market for those indicators:

		December 31,
	2012	2011	2010
Ebitda / Interest	3.84	4.08	4.22
Net debt / Ebitda	2.73	2.41	2.26
Net debt / (Stockholders’ equity + Net debt)	54%	52%	47%
Source: Company.

b. Capital structure and possibility of redemption of shares or share units, indicating:

The pattern of financing of the Company’s operations by its own and third-party capital can be seen, over the years, in the average leverage in terms of the ratio between debt and capitalization (Stockholders’ equity plus net debt). On December 31, 2012 the Company’s stockholders’ equity was R$ 12.044 billion, while net debt was R$ 30.896 billion.

On December 31, 2011, stockholders’ equity was R$ 11.745 billion and net debt was R$ 12.917 billion; and on December 31, 2011, these figures were respectively R$ 11.476 billion and R$ 10.247 billion.

In the Chief Officers’ opinion the ratio of net debt to the sum of stockholders equity and net debt has been at appropriate levels, namely: 54% on December 31, 2012, 52% on December 31, 2011 and 47% on December 31, 2010.

Possible situations of redemption

Formula for calculation of the redemption value

There are no specific possibilities for redemption of the shares issued by the company, beyond those normally specified by law.

c. Payment capacity in relation to the financial commitments assumed

The Chief Officers highlight the Company’s cash generation capacity. In 2012 operational activities generated the substantial sum of R$ 2.734 billion in cash. In the two previous years: cash generated in 2011 was R$ 3.898 billion, and in 2010, R$ 3.376 billion.

The cash position was R$ 2.486 billion on December 31, 2012, R$ 2.862 billion on December 31, 2011, and R$ 2.980 billion on December 31, 2010.

By comparison net debt was R$ 13.896 billion on December 31, 2012, R$ 12.917 billion on December 31, 2011, and R$ 10.247 billion on December 31, 2010. The ratios for 2012 and 2011 indicate that approximately 2.5 years’ operational cash flow (Ebitda) would be sufficient to settle the debtor balance and indicator of 2010 indicates that approximately 2 years’ Ebitda would be sufficient to settle the debtor balance. These indices provide comfort to Management and investors in relation to the Company’s capacity to honor its financial commitments.

In the Chief Officers’ view, the total debt is very satisfactorily spread out over the years, although there is a concentration of debt becoming due in 2013, which does not represent refinancing risk. It should be pointed out that the Company has been successful in accessing the capital markets, both to finance its investments and to refinance its debt. The following issues of securities are examples of this:

By Cemig D (Cemig Distribuição S.A.):

First issue of non-convertible debentures, on June 1, 2006, in the amount of R$ 250.5 million, for exchange with the first debenture issue of Cemig.

First issue of Promissory Notes, on July 27, 2006, in the amount of R$ 300 million, for replenishment of cash in relation to debts which became due since January 2006 and payment of debts becoming due in the rest of the year.

Second issue of Promissory Notes, on January 2, 2007, in the amount of R$ 200 million, for replenishment of the Company’s cash used in payment of debts as from August 2006 up to receipt of the funds, and payment of the debts becoming due by the end of the year.

Third issue of Promissory Notes, on June 12, 2007, in the amount of R$ 400 million, proceeds being used for:

(i)         replenishment of cash used in payment of principal of the Company’s debts, from January 2007 up to the date of release of the funds, estimated at R$ 297 million, in which a principal component was the second issue Promissory Notes, in the amount of R$ 200 million; and

(ii) payment of the principal of the debts becoming due up to the end of the year, limited to R$ 103 million.

Second issue of non-convertible debentures, on December 12, 2007, in the amount of R$ 400 million, proceeds used for partial payment of the remaining debtor balance on the promissory notes issued under the Company’s third public issue of Promissory Notes.

Fourth issue of Promissory Notes, on December 28, 2011, in the amount of R$ 100 million, proceeds being used to strengthen working capital.

Fifth issue of promissory notes, on July 2, 2012, in the amount of R$ 640 million, for financing of investments already made or to be made by the Company, payment of debt contracted by the Company and/or strengthening of the Company’s working capital.

Sixth issue of promissory notes, on December 21, 2012, in the amount of R$ 600 million, proceeds used for replenishment of cash following investments and payment of debts made by the Company during 2012.

Third issue of non-convertible debentures, on February 15, 2013, in the amount of R$ 2.160 billion, for redemption of the 64 Promissory Notes of the Fifth Issue and the 60 Promissory Notes of the Sixth Issue, and also for investment in works to expand, renew and improve the Company’s electricity distribution structure.

By Cemig GT (Cemig Geração e Transmissão S.A.):

First issue of Promissory Notes, on July 26, 2006, in the amount of R$ 900 million, for replenishment of cash relating to debts maturing since January 2006 and payment of debts becoming due in the rest of the year, these debts being to banks, Eletrobras and the Forluminas Foundation, and also for partial redemption of the Second Series of the First Issue of debentures by Cemig.

First issue of non-convertible debentures, on November 1, 2006, in the amount of R$ 294.7 million, for exchange with the first debenture issue of Cemig.

Second issue of Promissory Notes, on December 21, 2007, in the amount of R$ 200 million, for replenishment of cash used in payment of the Company’s debt from January 2007, and payment of the debts to banks and Eletrobras becoming due by the end of the year.

Third issue of Promissory Notes, on October 30, 2009, in the amount of R$ 2.700 billion, proceeds being used for injection of capital into companies, replenishment of cash, and investments.

Second issue of non-convertible debentures, on January 15, 2010, in the amount of R$ 2.700 billion, for rollover of the third issue of Promissory Notes.

Fourth Issue of Promissory Notes, on January 13, 2012, in the amount of R$ 1.0 billion, for rollover of the first Series of the Company’s Second Issue of nonconvertible debentures.

Third issue of non-convertible debentures, on February 15, 2010, in the amount of R$ 1.350 billion, for rollover of the third issue of Promissory Notes and replenishment of working capital.

Current liabilities were R$ 14.307 billion on December 31, 2012, R$ 12.169 billion on December 31, 2011, and R$ 6.403 billion on December 31, 2010.  The principal obligations are for loans, financings, suppliers, taxes, dividends and regulatory charges.

Thus, the Chief Officers believe that the Company has high payment capacity in relation to its financial commitments, maintaining its track record of complying with its financial commitments assumed to suppliers, government, stockholders and employees and also ensuring funding for its investments and future acquisitions.

d. Sources of financing used for working capital and investment in non-current assets

On a consolidated basis, the total of funding obtained through loans and financings in 2012 was R$ 7.075 billion, while the total amortized was R$ 6.827 billion.

At the end of the year, Cemig contracted a short term loan in the amount of R$ 1.088 billion for redemption of the Fourth Issue of promissory notes.

In 2012, Cemig D (Cemig Distribuição) raised R$ 1.470 billion, as follows: R$ 200 million through a Bank Credit Note with Banco do Brasil for refinancing existing debt; R$ 1.240 billion through two issues of commercial promissory notes to finance investments, pay debt and replenish working capital; and R$ 34 million in financings from Eletrobras for the Reluz, Cresce Minas and Luz para Todos Programs. Also, the Company received R$ 175 million from the CDE (Energy Development Fund) and from the State of Minas Gerais, on a sinking-fund basis, for the Light for Everyone Program; and the economic subsidy/support related to the tariff policy applicable to low-income consumers with the funds of Codemig for the Administrative Center.

Cemig GT extended the maturity of part of its debt through renewal of lending transactions with Banco do Brasil, as follows:

a)         transactions contracted in 2006 with final maturity after 2012: extension of the 2012 maturity portion to 2013, in the global amount of R$ 300 million, the other maturities being unchanged, for financial cost of 104.1% of the CDI rate;

b)         operations with final maturity in 2012, in the total amount of R$ 442 million, extending the maturity of the last installment by five years, with payments in 2015, 2016 and 2017: the cost of this debt is 108% of the CDI, from the date of signature of the amendments to the contracts.

In both transactions the Cemig holding company remained as guarantor, and Cemig D and GT maintained the option to pre-pay the debt without additional cost.

In March 2012, Cemig GT completed its 3rd debenture issue — a total of 1,350,000 non-convertible, unsecured debentures in 3 series, each with nominal unit value of R$ 1,000.00 (one thousand Reais) on the issue date (February 15, 2012), for a total of R$ 1.35 billion. The net proceeds from the issue were used for 100% redemption of the commercial Promissory Notes of the Company’s fourth issue, placed on January 13, 2012, for their total nominal value of R$ 1,000,000, plus remuneratory interest, and to strengthen the Company’s working capital. Four hundred eighty thousand (480,000) Debentures of the First Series, 200,000 (two hundred thousand) Debentures of the Second Series and 670,000 (six hundred seventy thousand) Debentures of the Third Series were issued, with maturities, respectively, of five, seven and 10 years from the issue date. The debentures of the first series carry remuneratory interest at the rate of CDI + 0.90% p.a., and the debentures of the second and third series will have their nominal unit value adjusted by the IPCA index (published by the IBGE) plus remuneratory interest of 6.00% p.a. and 6.20% p.a., respectively. This third public issue of non-convertible debentures has the surety guarantee of the parent company, Cemig, and was the first debenture issue to be held in the ambit of the Fixed Income Novo Mercado regulated by Anbima, the Brazilian Association of Financial and Capital Market Entities.

In 2011, to replenish cash used in investments in 2011, and to finance an acquisition of assets planned for the first half of 2012, Cemig issued Promissory Notes in the amount of R$ 1 billion with tenor of 360 days, confirming the receptiveness that the Company enjoys in the local capital market.

Cemig D also had recourse to the capital market at the end of 2011, issuing R$ 100 million in Promissory Notes for strengthening of working capital. Over the year, a further R$ 410 million was raised in loans, and a further R$ 116 million in financings from Eletrobrás for the Reluz, Cresce Minas and Light for Everyone (Luz para Todos) Programs. Also, the Company received R$ 291 million from the CDE (Energy Development Fund) and the State of Minas Gerais on a sinking-fund basis for the Light for Everyone Program, and in economic subsidy/support related to the tariff policy applicable to low-income consumers with the funds of Codemig, for the Administrative Center.

Cemig GT, meanwhile, took the opportunity of its comfortable cash position to pay its debt servicing, in the amount of R$ 1.219 billion (R$ 689 million being principal), practically without having recourse to new raising of funds, as a way of optimizing its leverage. However, on a consolidated view, the indebtedness of the Company includes the effect of the financings contracted by its subsidiaries to pay for investments in generation, principally the Santo Antônio Hydroelectric Plant and the Belo Monte Hydroelectric Plant, and in transmission, in which a highlight was the Promissory Notes of Taesa, in the amount of R$ 1.17 billion (affecting the indebtedness of Cemig GT in the amount of R$ 663 million), for acquisition of the assets of Abengoa.

In 2010, a total of R$ 904 million was raised by Cemig D: R$ 370 million through loans guaranteed by electricity sale invoices, R$ 279 million through rollover of bank debt; R$ 66 million through financings from Eletrobrás for the Reluz, Cresce Minas and Luz para Todos Programs, and R$ 189 million on a sinking fund basis under the Light for Everyone Program (funds from the CDE), from the agreements for the Citrus-growing Center (Polo de Citricultura) and Planoroeste plans, and from the economic subsidy related to the tariff policy applicable to low-income consumers.

Non-consolidated, R$ 2.949 billion was raised by Cemig GT individually, of which R$ 2.700 billion was a debenture issue for settlement of the Promissory Notes in the same amount used in the acquisition of the shares of Terna Participações S.A. and other investments, R$ 242 million through rollover of bank debts and R$ 7 million through contracts signed with Finep for plant inventory studies. A consolidated view of Cemig GT includes the contracting of approximately R$ 1.061 billion in financings by its subsidiaries and affiliates (this being the amount proportional to the stockholding interest of Cemig GT).

The holding company, Cemig, also raised R$ 350 million in the capital market with its third issue of Promissory Notes, with tenor of 360 days, using the funds for replenishment of its cash at the end of the year.

e. Sources of financing for working capital and investment in non-current assets that it is intended to use for coverage of shortfalls in liquidity

It should be borne in mind that Cemig D is a wholly-owned subsidiary of Cemig, which is a mixed private- and public-sector company, with a majority stockholding held by the State of Minas Gerais, and as such is subject to the rules for containment of lending to the public sector.

Since 1989, in the attempt to contain the indebtedness of the public sector, the Brazilian federal government has legislated to prevent financial institutions from granting credit to public companies beyond a certain limit.  In practice, the alternatives for raising funds in the banking market are few.

Based on the exceptions in Brazilian Central Bank Resolution 2827 of March 30, 2001, the following options for raising of funds remain for Cemig:

Loans from federal banks for rollover of debt.

Issuance of securities in the Brazilian and international markets (debentures, promissory notes, Eurobonds, and units of receivables funds).

Import financing.

Financing from development agencies.

Bank loans guaranteed by commercial sales invoices.

Guidelines for raising of funding from third parties

The Company’s Chief Officers believe that the importance of loans and financings for the Company’s capital structure is in the direct effects of financial leverage, which tends to maximize return on equity. Due to the possibility of deducting the interest expense for the purposes of tax, loans and financings are very desirable in the Company’s capital structure, reducing the cost of capital. Further, they give the Company access to a wider selection of acceptable investment alternatives.

The process of raising third-party funds, because of its importance for maximizing wealth of the stockholder and because of the direct impact on the Company’s capital structure and its financial health, is guided by a series of guidelines that are able to preserve the Company’s credit quality.

For this purpose, we obey the following orientations:

Take advantage of favorable market conditions. Moments of high liquidity in the debt markets, which offer abundant and cheaper funds, should be taken advantage of to leverage the expansion of the Company’s activities, making a greater number of projects with attractive returns possible.

Keep the debt amortization timetable lengthened. Avoid concentration of debt maturing in the short term, because it represents pressure on the Company’s cash flow, compromising availability of funds for investment.  A regular amortization timetable over the long term must be an aim.  However, in certain situations the longest possible tenor may not be the ideal ones, since it is occasionally associated with a higher financial cost.

Reduce financial cost. Reduction of the average cost of the debt should be sought at all times, because it is a fundamental part of the Company’s weighted average cost of capital, which, along with the stockholders’ expectation of returns, is the minimum reference for return on the investments being considered for implementation.

Optimize the exposure to foreign currency. Efforts should be made to optimize the composition of the debt in relation to the indexors of the Company’s assets. Cemig, because it has its remuneration basically linked to the IGP-M inflation index, should place the greatest tranche of the composition of its debt in this indexor. However, the international debt market is the one with the greatest liquidity, and funds in foreign currency are welcome, provided that the part that does not have any hedge protection does not represent a material financial risk for the Company.

Maintain coherence with Cemig’s Long-term Strategic Plan. Cemig has, in its Bylaws, the express obligation to limit certain financial indicators to levels that denote its financial health. These limits were defined as part of Cemig’s long-term Strategic Plan, as a means of ensuring to stockholders that investments for expansion of the Company will be carried out in a way that preserves its sustainability. These include limitation of: Debt/Ebitda, to less than or equal to 2; and [Net debt / (Stockholders’ Equity + Net Debt)], to less than or equal to 40%. The Company makes efforts to maintain the indicators within these limits.

Maintain adherence to the parameters of credit quality of the regulatory body, the rating agencies and the creditors. The Company’s Chief Officers believe that the market’s perceptions of risk are important since they define parameters for attesting to the Company’s credit quality and serve as guidelines for its decision on interest rates to be required in making loans/financings. Often, loan or financing contracts include restrictive covenants imposed by the creditors for their protection, which give the creditors the right to break the lending agreement and require immediate reimbursement of the funds when the Company’s financial position appears to be weakened. The Company’s credit quality should thus be preserved at levels that denote “investment grade”, that is to say investment of low risk, to enable it to benefit from financial costs that are compatible with the profitability of the business. The body that regulates the Company’s activities, the National Electricity Agency (Agência Nacional de Eletricidade, or Aneel), also defines an optimal capital structure which is used in calculation of the remuneration of a company’s base of regulatory assets, in the transmission sector.

f) Levels of debt and the characteristics of such debts

On December 31, 2012, the company’s consolidated debt in financial contracts was R$ 16.2 billion; and its net debt was R$ 13.9 billion. On December 31, 2011, the Company’s consolidated debt under financial contracts was R$ 15.8 billion, and the net debt on that date was R$ 12.9 billion. On December 31, 2010 these balances were, respectively, R$ 13.2 billion for consolidated debt and R$ 10.2 billion for net debt.

The indicators in the table below show the Company’s credit quality to be satisfactory. The increase in debt from 2009 to 2010 was due to the financing of the process of acquisition of assets:

		December 31,
	2012	2011	2010
Indebtedness of Stockholders equity	2.39	2.18	1.92
Net debt / Ebitda	2.73	2.41	2.26
Net debt / (Stockholders’ equity + Net debt)	54%	52%	47%

Source: Company.

i. Contracts for significant loans and financings

The company entered into various financial contracts with different institutions for financing of its expansion projects, expansion of its activities and rollover of its debt.

The table below summarizes the Company’s principal contracts, on a consolidated basis, at December 31, 2012 (in thousands of  Reais):

	Principal	Annual financial		2012
Funding source	maturity	cost	Currency	Current	Non-current	Total
FOREIGN CURRENCY
ABN Amro Real (3)	2013	6%	US$	25,603	—	25,603
Banco do Brasil — Various bonds (1)	2024	Various	US$	5,503	21,327	26,830
BNP Paribas	2012	5.89%	Euro	—	—	—
KFW	2016	4.50%	Euro	1,778	5,333	7,111
Brazilian Federal Treasury (5)	2024	Various	US$	2,734	10,472	13,206
Banco Interamericano del Desarrollo (7)	2026	2.12%	US$	1,803	34,390	36,193
BNP — 36mn — Euros	2014	3.98%	Euro	239	30,856	31,095
Merrill Lynch — US$50mn	2016	2.59%	US$	107	33,180	33,287
Citibank — US$100mn	2018	2.46%	US$	405	119,451	119,856
BID (16)	2022	Libor + 1.7 to 2.2% p.a.	US$	6,796	76,729	83,525
BID (16)	2023	Libor + 1.5 to 1.88% p.a.	US$	13,104	129,638	142,742
Others	2019	Various	Various	7,692	852	8,544
DEBT IN FOREIGN CURRENCY				65,764	462,228	527,992

BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of CDI	R$	206,186	—	206,186
Banco do Brasil	2017	108% of CDI	R$	4,902	442,348	447,250
Banco do Brasil	2013	CDI + 1.70%	R$	28,061	—	28,061
Banco do Brasil	2013	107.60% of CDI	R$	132,842	—	132,842
Banco do Brasil	2014	104.10% of CDI	R$	813,973	300,000	1,113,973
Banco do Brasil	2013	10.83%	R$	793,153	—	793,153
Banco do Brasil	2014	98.5% of CDI	R$	102,389	373,501	475,890
Banco do Brasil	2012	106.00 of CDI	R$	—	—	—
Banco do Brasil	2013	104.08% of CDI	R$	664,075	—	664,075
Banco do Brasil	2013	105.00% of CDI	R$	1,083,159	—	1,083,159
Banco Itaú BBA	2013	CDI + 1.70	R$	78,949	—	78,949
Banco Itaú BBA	2014	CDI + 1.70	R$	1,914	—	1,914
Banco Votorantim	2013	CDI + 1.70	R$	26,253	—	26,253
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	7,935	96,020	103,955
Bradesco	2014	CDI + 1.70	R$	548	455	1,003
Bradesco	2013	CDI + 1.70	R$	97,570	—	97,570
Bradesco	2011	105.50 of CDI	R$	—	—	—
Bradesco	2012	106.00 of CDI	R$	—	—	—
Bradesco	2013	103.00 of CDI	R$	600,813	—	600,813
Eletrobras	2013	FINEL + 7.50 to 8.50	R$	12,998	—	12,998
Eletrobras	2023	UFIR. RGR + 6.00 to 8.00	R$	69,345	320,770	390,115
Santander do Brasil	2013	CDI + 1.70%	R$	20,128	—	20,128
Unibanco	2013	CDI + 1.70%	R$	79,697	—	79,697
Unibanco (2)	2013	CDI + 1.70%	R$	19,562	—	19,562
Itaú and Bradesco (4)	2015	CDI + 1.70%	R$	—	—	—
Banco do Brasil (8)	2020	TJLP + 2.55%	R$	2,733	17,303	20,036
Unibanco (8)	2020	TJLP + 2.55%	R$	705	4,368	5,073
CCB Bradesco S.A (5)	2017	CDI + 0.85%	R$	26,198	97,420	123,618
ABN Amro Real (5)	2014	CDI + 0.95%	R$	692	25,980	26,672
BNDES (5)	2019	TLJP	R$	81,762	324,300	406,062
BNDES — Onlending (11)	2033	TJLP	R$	1,762	387,475	389,237
Amazonia — FNO (11)	2031	10% p.a.	R$	96	57,437	57,533
BNDES (11)	2033	TJLP + 2.40%	R$	1,277	377,635	378,912
BNDES — Principal Subcredit A/B/C/D (16)	2015	Various	R$	5,572	61,325	66,897

BNDES (12)	2024	TJLP +2.15%	R$	3,160	33,853	37,013
CEF (13)	2022	TJLP + 3.50%	R$	7,404	54,297	61,701
CEF (14)	2021	TJLP + 3.50%	R$	6,056	43,391	49,447
CEF (15)	2022	TJLP + 3.50%	R$	9,809	80,925	90,734
BNDES (16)	2019	Various	R$	43,023	188,264	231,287
Syndicate of banks (16)	2015	CDI + 0.90%	R$	7,043	—	7,043
CEF (16)	2016	117.5% of CDI	R$	1,804	4,502	6,306
Promissory notes (Itaú) (16)	2012	105.50 of CDI	R$	—	—	—
BNDES — Cemig Telecom (18)	2017	Various	R$	9,070	34,697	43,767
BNDES (22)	2028	URTJ + 1.97%	R$	4,010	57,561	61,571
Others	2025	Various	R$	36,597	279,532	316,129
DEBT IN BRAZILIAN CURRENCY				5,093,225	3,663,359	8,756,584
TOTAL OF LOANS AND FINANCINGS				5,158,989	4,125,587	9,284,576

	Principal	Annual financial		2012
Funding source	maturity	cost, %	Currency	Curremt	Non-current	Total
Debentures — Minas Gerais State Govt. (6) (9)	2031	IGP-M	R$	—	52,758	52,758
Debentures (6)	2014	IGP-M + 10.50	R$	401,359	—	401,359
Debentures (6)	2017	IPCA + 7.96	R$	530,287	—	530,287
Debentures (6)	2011	104.00 of CDI	R$	—	—	—
Debentures (6)	2012	CDI+ 0.90	R$	—	—	—
Debentures (6)	2015	IPCA + 7.68	R$	542,459	902,131	1,444,590
Debentures (6)	2017	CDI + 0.90	R$	37,549	479,847	517,396
Debentures (6)	2022	IPCA + 6.20	R$	41,035	697,850	738,885
Debentures (6)	2019	IPCA + 6.00	R$	11,843	208,368	220,211
Debentures 1st Issue (6) (23)	2013	106% of CDI	R$	31,743	—	31,743
Private Debentures - BNDESPar (6) (17)	2016	8.62%	R$	29,548	82,709	112,257
Public debentures - CVM 476/09 (6) (17)	2015	7.87%	R$	543	59,570	60,113
Taesa - Debentures (6) (16)	2015	CDI + 1.30%	R$	55,546	99,642	155,188
Taesa - Debentures (6) (16)	2015	IPCA + 7.91%	R$	46,845	84,862	131,707
Taesa - Debentures (6) (16)	2017	106.0% of CDI	R$	663	352,567	353,230
Taesa - Debentures (6) (16)	2017	CDI + 0.78%	R$	4,514	288,042	292,556
Taesa - Debentures (6) (16)	2020	IPCA + 4.85% p.a.	R$	3,395	348,802	352,197
Taesa - Debentures (6) (16)	2024	IPCA + 5.10% p.a.	R$	3,159	308,776	311,935
Debentures (10) (6)	2016	CDI + 1.30%	R$	3,332	22,224	25,556

Debentures (19) (6)	2016	CDI + 1.30%	R$	20,813	46,535	67,348
Debentures (20) (6)	2016	CDI + 1.30%	R$	44,239	159,193	203,432
Debentures (21) (6)	2016	112.5% of CDI	R$	7,176	21,035	28,211
Debentures (6) (11)	2013	IPCA	R$	80,613	78,905	159,518
Debentures 3rd Issue - Light Energia (5) (6)	2026	CDI + 1.18%	R$	55	9,692	9,747
Debentures - Renova - Light Energia (5) (6)	2022	CDI + 1.51%	R$	—	21,449	21,449
Debentures - Guanhães - Light Energia (5) (6)	2013	CDI + 0.39%	R$	10,729	—	10,729
Debentures I and IV (5) (6)	2015	TJLP + 4.00%	R$	6	10	16
Debentures V (5) (6)	2014	CDI + 1.50%	R$	29,937	36,563	66,500
Debentures VI (5) (6)	2011	115% of CDI	R$	—	—	—
Debentures VI I (5) (6)	2016	CDI + 1.35%	R$	2,604	210,613	213,217
Debentures VIII (5) (6)	2026	Cdi+1.18%	R$	862	152,495	153,357
Debentures Light Energia (5) (6)	2016	CDI + 1.45%	R$	1,044	55,608	56,652
Debentures Light Energia II (5) (6)	2019	CDI + 1.18%	R$	4,068	137,501	141,569
ITAÚ — BBA Debentures (6) (24)	2017	CDI + 0.9875% p.a.	R$	679	10,830	11,509
ITAÚ — BBA Debentures (6) (25)	2017	CDI + 0.9875% p.a.	R$	672	9,840	10,512
Total, Debentures				1,947,317	4,938,417	6,885,734
Overall total, Consolidated				7,106,306	9,064,004	16,170,310

Interest rates vary:       2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

Loan of the holding company.

Swaps for exchange of rates were contracted. The rate for the loans and financings taking the swaps into account is  CDI + 1.50% p.a.;

Refers to the senior units of the credit rights funds. See Explanatory Note 10 to the consolidated financial statements.

Loans, financings and debentures of Light.

Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

Financing of Transchile.

Financing of Cachoeirão.

Contracts adjusted to present value, as per CPC12.

Loan contracted by the jointly-controlled subsidiary Empresa Catarinense de Transmissão de Energia S.A — ECTE.

Loan contracted by the jointly-controlled subsidiary Madeira Energia.

Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

Loan contracted by the jointly-controlled subsidiary Praia de Morgado S.A.

Loan contracted by the jointly-controlled subsidiary Praias de Parajuru S.A.;

Loan contracted by the jointly-controlled subsidiary Volta do Rio S.A.

Loan contracted by the jointly-controlled subsidiary Taesa.

Financing of Gasmig.

Loan contracted by Cemig Telecom.

Loan contracted by the jointly-controlled subsidiary Empresa Norte de Transmissão de Energia S.A — ENTE. Loan contracted by the jointly-controlled subsidiary Empresa Amazonense de Transmissão de Energia S.A — EATE.

Loan contracted by the jointly-controlled subsidiary Empresa Paraense de Transmissão de Energia S.A — ETEP.

Loan contracted by the jointly-controlled subsidiary LightGer.

Loan contracted by the jointly-controlled subsidiary Guanhães Energia.

Loan contracted by the jointly-controlled subsidiary Transudeste.

Loan contracted by the jointly-controlled subsidiary Transirapé.

On December 31, 2011 Cemig’s debtor balance, in the consolidated view (considering the proportional equity interest in subsidiaries and affiliates), in relation to financial contracts was R$ 15.8 billion.  This table summarizes the Company’s principal contracts, on a consolidated basis, at December 31, 2011 (in thousands of Reais):

				Consolidated
	Principal	Annual financial		2011
Funding source	maturity	cost (%)	Currency	Current	Non-current	Total
FOREIGN CURRENCY
ABN AMRO Real (3)	2013	6	US$	23,541	23,448	46,989
Banco do Brasil — Various bonds (1)	2024	Various	US$	7,481	27,345	34,826
BNP Paribas	2012	5.89	Euro	1,387	—	1,387
KFW	2016	4.50	Euro	1,606	6,422	8,028
Brazilian Federal Treasury (1)	2024	Various	US$	3,670	13,223	16,893
Banco Interamericano del Desarrollo (7)	2026	2.12	US$	1,448	34,081	35,529
BNP — 36mn — Euros	2014	0.04	Euro	217	27,665	27,882
Merrill Lynch — US$50mn	2016	0.03	US$	112	30,458	30,570
BID (16)	2022	Libor + 1.7 to 2.2% p.a.	BID (16)	2,969	49,933	52,902
BID (16)	2023	Libor + 1.5 to 1.88% p.a.	BID (16)	7,061	85,500	92,561
Others	2019	Various	Various	8,034	3,306	11,340
Debt in foreign currency				57,526	301,381	358,907

BRAZILIAN CURRENCY
Banco do Brasil	2012	109.80 of CDI	R$	591,951	—	591,951
Banco do Brasil	2013	CDI + 1.70	R$	29,525	27,319	56,844
Banco do Brasil	2013	107.60 of CDI	R$	10,566	126,000	136,566
Banco do Brasil	2014	104.10 of CDI	R$	1,024,881	200,000	1,224,881
Banco do Brasil	2013	10.83	R$	(4,576)	711,372	706,796
Banco do Brasil	2014	98.5% of CDI	R$	(2,603)	439,240	436,637
Banco do Brasil	2012	106.00 of CDI	R$	99,779	—	99,779
Banco Itaú BBA	2013	CDI + 1.70	R$	123,331	35,506	158,837
Banco Itaú BBA	2014	CDI + 1.70	R$	1,219	1,736	2,955
Banco Votorantim	2013	CDI + 1.70	R$	28,086	25,329	53,415
Brazilian Development Bank (BNDES)	2026	TJLP + 2.34	R$	8,027	103,651	111,678
Bradesco	2014	CDI + 1.70	R$	640	910	1,550
Bradesco	2013	CDI + 1.70	R$	103,868	94,313	198,181
Bradesco	2012	106.00 of CDI	R$	990,142	—	990,142

Debentures (6)	2014	IGP-M + 10.50	R$	21,087	351,610	372,697
Debentures — Minas Gerais State Government (6) (9)	2031	IGP-M	R$	—	46,896	46,896
Debentures (6)	2017	IPCA + 7.96	R$	1,678	500,970	502,648
Debentures (6)	2012	CDI+ 0.90	R$	1,754,714	—	1,754,714
Debentures (6)	2015	IPCA + 7.68	R$	1,367,937	—	1,367,937
Eletrobras	2013	FINEL + 7.50 to 8.50	R$	12,887	12,716	25,603
Eletrobras	2023	UFIR. RGR + 6.00 to 8.00	R$	73,506	354,732	428,238
Santander do Brasil	2013	CDI + 1.70	R$	20,533	19,918	40,451
Unibanco	2013	CDI + 1.70	R$	83,951	77,321	161,272
Unibanco (2)	2013	CDI + 1.70	R$	21,688	18,397	40,085
Itaú and Bradesco (4)	2015	CDI + 1.70	R$	199,917	620,079	819,996
Banco do Brasil (8)	2020	TJLP + 2.55	R$	2,732	20,036	22,768
Unibanco (8)	2020	TJLP + 2.55	R$	864	4,904	5,768
Debentures I and IV (5) (6)	2015	TJLP + 4.00	R$	6	16	22
Debentures V (5) (6)	2014	CDI + 1.50	R$	63,799	177,960	241,759
Debentures VII (5) (6)	2016	CDI + 1.35	R$	4,022	210,378	214,400
Debentures - Light Energia I (5) (6)	2016	CDI + 1.45	R$	1,521	55,553	57,074
Debentures — Light Energia II (5) (6)	2019	1.18% of CDI	R$	62	137,425	137,487
CCB Bradesco S.A. (5)	2017	CDI + 0.85	R$	28,042	121,778	149,820
ABN Amro Real (5)	2014	CDI + 0.95	R$	1,025	25,980	27,005
BNDES (5)	2019	TLJP	R$	52,508	319,221	371,729
Debentures (6) (10)	2016	CDI+1.30%	R$	3,161	10,120	13,281
Debentures (6) (10)	2016	CDI+1.30%	R$	20,992	67,156	88,148
Debentures (6) (10)	2016	CDI+1.30%	R$	39,787	127,248	167,035
Debentures (6) (10)	2016	112.5% of CDI	R$	6,920	28,204	35,124
BNDES (11)	2033	TJLP + 2.40	R$	1,251	348,254	349,505
Debentures (11)	2013	IPCA	R$	135,450	71,644	207,094
BNDES — Onlending (11)	2033	TJLP	R$	1,686	353,097	354,783
Amazonia — FNO	2031	10% p.a.	R$	92	54,715	54,807
BNDES — Principal Subcredits A/B/C/D (10)	2015	Various	R$	237	66,695	66,932
BNDES (12)	2024	TJLP +2.15	R$	3,054	36,907	39,961
CEF (13)	2022	TJLP + 3.50	R$	6,941	57,843	64,784
CEF (14)	2021	TJLP + 3.50	R$	5,685	46,424	52,109
CEF (15)	2022	TJLP + 3.50	R$	9,294	85,973	95,267
BNDES (16)	2019	Various	R$	35,000	175,744	210,744
Syndicate of banks (16)	2015	CDI + 0.90%	R$	9,264	9,198	18,462
CEF (16)	2016	117.5 of CDI	R$	2,375	8,210	10,585
Debentures (6) (20)	2017	Various	R$	17,855	814,379	832,234
Promissory Notes (Itaú)	2012	Various	R$	669,132	—	669,132
BNDES (17)	2016	TJLP + 3.12	R$	27,551	103,674	131,225
BNDES — Cemig Telecom (18)	2017	Various	R$	9,111	42,861	51,972
BNDES	2028	URTJ + 1.97	R$	1,550	48,038	49,588
Others	2025	Various	R$	39,831	258,978	298,809
Debt in Brazilian currency				7,763,534	7,656,628	15,420,162
Overall total — Consolidated				7,821,060	7,958,009	15,779,069

(1)  Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)  Loan of the holding company.

(3)  Swaps for exchange of rates were contracted. The rate for the loans and financings taking the swaps into account is  CDI + 1.50% p.a.;

(4)  Refers to the senior units of the credit rights funds. See Explanatory Note 12 to the consolidated financial statements.

(5)  Loans, financings and debentures of RME (Light) and Parati.

(6)  Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(7)  Financing of Transchile.

(8)  Financing of Cachoeirão.

(9)  Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(10) Consolidated loans and financings of the TBE group.

(11) Loan contracted by the jointly-controlled subsidiary Madeira Energia.

(12) Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(13) Loan contracted by the jointly-controlled subsidiary Praia de Morgado S.A.

(14) Loan contracted by the jointly-controlled subsidiary Praias de Parajuru S.A.;

(15) Loan contracted by the jointly-controlled subsidiary VDR S.A.

(16) Loan contracted by the jointly-controlled subsidiary Taesa.

(17) Loan and financing of Gasmig.

(18) Loan contracted by Cemig Telecom — Ativas.

On December 31, 2010 Cemig’s debtor balance, in the consolidated view (considering the proportional equity interest in subsidiaries and affiliates), in relation to financial contracts was R$ 13.2 billion. This table summarizes the Company’s principal contracts, on a consolidated basis, at December 31, 2010 (in thousands of Reais):

	Principal	Annual financial		2010
Funding source	maturity	cost (%)	Currency	Current	Non-current	Total
FOREIGN CURRENCY
ABN AMRO Real (3)	2013	6	US$	20,942	41,655	62,597
Banco do Brasil — Various bonds (1)	2024	Various	US$	8,797	42,238	51,035
BNP Paribas	2012	5.89	Euro	2,568	1,241	3,809
KFW	2016	4.5	Euro	1,470	7,347	8,817
Brazilian Federal Treasury (1)	2024	Libor + Spread	US$	3,451	15,963	19,414
Banco Interamer. del Desarrollo (13)	2026	4.2	US$	1,154	32,719	33,873
Others	2025	Various	Various	8,273	3,449	11,722
Debt in foreign currency				46,655	144,612	191,267

BRAZILIAN CURRENCY
Banco do Brasil	2012	109.8% of CDI	R$	305,523	582,000	887,523
Banco do Brasil	2013	CDI + 1.70%	R$	30,425	54,638	85,063
Banco do Brasil	2013	107.60 of CDI	R$	9,276	126,000	135,276
Banco do Brasil	2014	104.10 of CDI	R$	23,789	1,200,000	1,223,789
Banco do Brasil	2013	10.83	R$	36,953	593,541	630,494
Banco Itaú BBA	2013	CDI + 1.70	R$	84,620	150,432	235,052
Banco Itaú BBA	2014	CDI + 1.70	R$	1,270	2,605	3,875
Banco Votorantim	2013	CDI + 1.70	R$	26,362	50,658	77,020
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8,055	111,281	119,336
Bradesco	2014	CDI + 1.70	R$	1	1,365	1,366
Bradesco	2013	CDI + 1.70	R$	107,660	188,626	296,286
Bradesco	2011	105.50 of CDI	R$	350,890	—	350,890
Debentures (12)	2011	104.00 of CDI	R$	243,038	—	243,038

Debentures — Minas Gerais State Gov’t. (12) (15)	2031	IGP-M	R$	—	37,083	37,083
Debentures (12)	2014	IGP-M + 10.50	R$	20,198	334,440	354,638
Debentures (12)	2017	IPCA + 7.96	R$	1,720	470,613	472,333
Debentures	2012	CDI + 0.90	R$	160,042	1,565,932	1,725,974
Debentures	2015	IPCA + 7.68	R$	87,431	1,197,429	1,284,860
Eletrobras	2013	FINEL + 7.50 to 8.50	R$	12,591	24,133	36,724
Eletrobras	2023	UFIR/RGR + 6.00 to 8.00	R$	61,997	311,368	373,365
Santander do Brasil	2013	CDI + 1.70	R$	20,805	39,836	60,641
Unibanco	2009	CDI + 2.98	R$	—	—	—
Unibanco	2013	CDI + 1.70	R$	86,236	154,643	240,879
Unibanco (2)	2013	CDI + 1.70	R$	22,709	36,794	59,503
Itaú and Bradesco (9)	2015	CDI + 1.70	R$	172,138	718,379	890,517
Minas Gerais Dev’t. Bank (BDMG)	2025	10	R$	689	8,401	9,090
Banco do Brasil (14)	2020	TJLP + 2.55	R$	2,732	22,768	25,500
Unibanco (14)	2020	TJLP + 2.55	R$	712	5,748	6,460
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	5	17	22
Debentures V (10)	2014	CDI + 1.50	R$	20,740	189,547	210,287
Debentures VI (10)	2011	115% of CDI	R$	78,642	—	78,642
CCB Bradesco (10)	2017	CDI + 0.85	R$	2,956	117,286	120,242
ABN Amro Real (10)	2010	CDI + 0.95	R$	690	20,851	21,541
Banco Itaú BBA (16)	2022	TJLP + 4.55	R$	485	4,789	5,274
BNDES — Finem (10)	2019	TJLP	R$	34,386	155,300	189,686
Extreme South Dev’t. Bank (16)	2022	TJLP + 4.55	R$	532	4,742	5,274
Unibanco (16)	2022	TJLP + 4.55	R$	163	1,599	1,762
Unibanco (16)	2022	IGPM + 9.85	R$	388	3049	3437
BNDES (17)	2033	TJLP + 2.40	R$	—	262,420	262,420
Debentures (17)	2013	IPCA	R$	—	182,188	182,188
BNDES — Onlending (17)	2033	TJLP	R$	—	316,159	316,159
BNDES Principal Subcredits ABCD (16)	2022	Various	R$	43,112	322,465	365,577

BNDES (18)	2024	TJLP + 2.50	R$	2,758	39,361	42,119
CEF (19)	2022	TJLP + 3.50	R$	6,496	60,632	67,128
CEF (20)	2021	TJLP + 3.50	R$	5,327	48,830	54,157
CEF (21)	2022	TJLP + 3.50	R$	7,992	88,609	96,601
BNDES (22)	2018	Various	R$	2,047	12,100	14,147
Syndicate of banks (22)	2010	CDI + 1.50	R$	9,328	18,368	27,696
CEF (22)	2016	117.5 of CDI	R$	2,384	10,520	12,904
Debentures (22)	2017	CDI+1.6	R$	16,865	802,200	819,065
BNDES (24)	2016	TJLP + 3.12	R$	27,657	130,716	158,373
BNDES — Cemig Telecom (25)	2017	Various	R$	786	47,753	48,539
Others	2025	Various	R$	14,310	51,098	65,408
Debt in Brazilian currency				2,155,911	10,879,312	13,035,223
Overall total — Consolidated				2,202,566	11,023,924	13,226,490

(1) Interest rates vary:        2.00 to 8.00 % p.a.;  Six-month Libor plus spread of 0.81 to 0.88% per year;

(2) Loan of the holding company.

(3) to (8)              Swaps for exchange of rates were contracted. The rates for the loans and financings taking the swaps into account are:   (3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of CDI; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.

(9) Refers to the senior units of the credit rights funds.

(10) Loans, financings and debentures of RME (Light).

(11) Consolidated loans and financings of the transmission companies acquired in August 2006.

(12) Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(13) Financing of Transchile.

(14) Financing of Cachoeirão.

(15) Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(16) Consolidated loans and financings of the TBE group.

(17) Loan contracted by the jointly-controlled subsidiary Madeira Energia.

(18) Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(19) Loan contracted by the jointly-controlled subsidiary Praia de Morgado S.A.

(20) Loan contracted by the jointly-controlled subsidiary Praia de Parajuru S.A.;

(21) Loan contracted by the jointly-controlled subsidiary VDR S.A.

(22) Loan contracted by the jointly-controlled subsidiary Taesa.

(23) 3rd issue of Promissory Notes by Cemig GT.

(24) Loan and financing of Gasmig.

(25) Loan contracted by Cemig Telecom — Ativas.

There are no significant contracts in foreign currency. Below is a brief description of the Company’s principal loan in Brazilian currency at December 31, 2012:

On December 21, 2012, the Company issued Bank Credit Note No. 306.401.104, in the amount of R$ 1.088 billion, for redemption of the Fourth Issue of Promissory Notes. Interest at 105% of the average of the CDI rate, capitalized monthly, applies to the principal balance. The due date of the Note was initially February 19, 2012, but this was extended for 60 days. The debtor balance on December 31, 2012 was R$ 1.0832 billion.

ii. Other long-term relationships with financial institutions

There are no other long-term relationships with financial institutions.

iii. Degree of subordination of the debt

Approximately 37.00% of the Company’s consolidated debt has a corporate guarantee from the holding company, Cemig, and approximately 7.22% of the debt is guaranteed by receivables of Cemig D and Cemig GT (holding company).

iv. Covenants imposed on the Company

In certain financial contracts signed with Banco ItaúBBA and ABN (Santander), there are financial covenants that restrain the company’s indebtedness, as follows:

Banco Itaú S.A.

Ebitda / Net financial expenses:          Greater than or equal to 2.8

Debt / (Stockholders’ equity + Debt):             Less than or equal to 65%

Debt / Ebitda:     Less than or equal to 3.36

Short term debt / Ebitda:               Less than or equal to 105%

Capital expenditure / Ebitda:        Less than or equal to 75%

Banco ABN (Santander):

Ebitda / interest:          Greater than or equal to 3

Debt / Ebitda:              Less than or equal to 2.5

In the financial contracts of Cemig D and Cemig GT there are standard clauses restricting payment of dividends if the company is in default, restraining any disposal of assets that might compromise its activities, and restraining disposal of stockholding control of the Company.

The issuance of securities by Cemig D requires the prior authorization of the Brazilian Development Bank (BNDES), and also of the agents operating as onlenders of its financings.

g. Limits of utilization of the financings already contracted

The financings contracted by Cemig D with Eletrobrás have as limits of their use, the capacity for proof of investment of the funds within the contracted periods.

h. Significant alterations in each item of the financial statements:

The main alterations in the lines of assets and liabilities of the Company’s financial statements in 2012, when compared with 2011, are as follows:

Increase of 333.94% in the balance of Securities in Current assets, due to the optimization of the Company’s cash investments, and a higher volume of funds resulting from the public offering of shares in Taesa.

Accounts receivable from Minas Gerais state government in the amount of R$ 2.42 billion, due to the early settlement of the contract with the Minas Gerais State Government.

Increase of 22.89% in the balance of non-current financial assets due to monetary updating of the balances and acquisition of new transmission assets.

Increase of 179.85% in Interest on Equity and dividends, payable, due to the declaration of extraordinary dividends of R$ 1.600 billion and also the provision for dividends of 2012, taking into account the increased profit in the year.

The main alterations in the lines of assets and liabilities of the Company’s financial statements in 2011, when compared with 2010, are as follows:

Deposits linked to legal actions 35.10% higher, due to the payment into court of Pasep and Cofins taxes applied to amounts of ICMS tax. The company has been challenging this issue, and the amounts paid are recorded under Taxes, charges and contributions.

Increase of 23.1% in Financial assets of the Concession, recorded in Short and Long term, in the amount of R$ 1.909 billion, due to the acquisition of a share in the transmission assets of the Abengoa group, with consolidation of the financial assets of the jointly-controlled subsidiary, updating of the transmission financial asset constituted in previous years, and addition of distribution financial assets as a result of the volume of the program of the Company’s investments.

Investments of R$ 177 mn recorded in 2011 for acquisition of an interest in Norte Energia, holder of the concession for the Belo Monte plant (Details in Item 10.2).

Increase of 19.30% in the debt under the Company’s loans and financings, in the amount of R$ 2.553 billion, as a result of the loans obtained in 2011 in the amount of R$ 3.608 billion, with the addition of R$ 648 million in consolidated financings of the company acquired in 2011, with amortization of financings of R$ 2.19 billion.

10.2                                     Operational and financial profit

a.                                                   Results of the Company’s operations, in particular:

Net profit of 2012 and 2011 compared

The Company reports an increase in profit, led by the growth in revenue.

Profit for the period

Cemig reported net profit of R$ 4.272 billion in 2012, 76.89% more than its 2011 net profit of R$ 2.415 billion.

Operational revenue

This is the breakdown of operational revenues:

R$ mn	2012	2011	Change %
Overall revenue from supply of electricity	18,614	16,568	12.35
Revenue from Use of the Distribution Systems (TUSD)	2,215	1,978	11.98
Transmission concession revenue	1,675	1,407	19.05
Distribution construction revenue	1,446	1,413	2.34
Generation construction revenue	160	120	33.33
Gas construction revenue	25	7	257.14
Transactions in electricity on the CCEE	427	269	58.74
Transmission indemnity revenue	192	—	—
Other operational revenues	1,324	984	34.55
Sector / regulatory charges — deductions from revenue	(7,618)	(6,997)	8.88
Net operational revenue	18,460	15,749	17.21

Revenue from supply of electricity

Revenue from total supply of electricity in 2012 was R$ 18.614 billion, compared to R$ 146,568 billion in 2011 — an increase of 12.35%.

Final consumers

Revenue from sales of electricity to final consumers (excluding Cemig’s own consumption) was R$ 16.671 bn in 2012, 11.47% more than in 2011 (R$ 14.955 bn).

The main factors in this result are:

Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 4.49% higher.

Increase in consumer tariffs for Cemig D, with average impact for captive consumers of 7.24%, from April 8, 2011 (full effect in 2012).

Tariff increase for Light, with average effect on consumer tariffs of 7.8%, from November 7, 2011 (full effect in 2012).

Tariff increase for Cemig D with average effect on consumer tariffs of 3.85%, effective April 8, 2012.

Price adjustments in contracts for sale of electricity to free consumers, most of which are indexed to the IGP—M inflation index.

Evolution of the market

Cemig’s market can be summarized as: sales of electricity to both captive and free consumers, in the concession area of Minas Gerais and outside that state; the sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; the sales under the Proinfa Program to Encourage Alternative Electricity Sources; and the sales on the CCEE (the wholesale market); with elimination of transactions between companies of the Cemig group.

The table below shows Cemig’s market in detail, comparing the transactions in 2012 with those of 2011.

	MWh (*)
	2012	2011

Residential	11,518,441	10,742,297
Industrial	25,969,189	26,028,775
Commercial, Services and Others	7,949,909	6,984,941
Rural	2,874,259	2,646,475
Public authorities	1,343,999	1,191,280
Public illumination	1,463,813	1,371,091
Public service	1,549,311	1,439,200
Subtotal	52,668,921	50,404,059
Own consumption	62,133	57,098
	52,731,054	50,461,157
Wholesale supply to other concession holders (**)	13,867,837	14,457,890
Sales under the Proinfa program	126,900	120,827
Total	66,725,791	65,039,874

( * )                                        The MWh column includes a percentage of the total electricity sold by Light equivalent to the Company’s stockholding. (Data not reviewed by external auditors.)

( ** )                                 Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

The total of electricity sold by Cemig in 2012 was 2.59% greater than in 2011.

The volume of electricity sold to final consumers was 4.49% higher, due to the expansion of the internal and external market, in spite of the relative slowdown in growth of Brazilian economic activity in 2012.

The following are descriptions of the performance of the main electricity consumer categories:

Residential: Residential consumption was 7.23% higher than in 2011.  The growth in consumption by this consumer group mainly reflects connection of new consumers, and increased private consumption of goods and services.

Industrial: Consumption by captive and free clients was 0.23% lower in 2012, basically reflecting reduction in the level of economic activity in the year, the sectors most affected being steel, chemicals and ferro-alloys.

Commercial: Electricity transacted with captive and free clients in the concession area in Minas Gerais and outside the state was 13.81% higher, associated with the strong level of domestic demand, with high growth in retailing, communications services and food.

Rural: Rural consumption grew by 8.61%. This is related to first-time connection of rural properties, and the increase in demand for electricity for irrigation, related to the atypical climatic conditions in 2012.

Other consumer categories: The total of consumption by the other consumption categories — public authorities, public illumination, public services, and Cemig’s own consumption — was 8.87% higher in 2012.

Revenue from wholesale electricity sales

Although the volume of electricity sold to other agents of the electricity sector was 4.08% lower in 2012. The reduction in sales to other agents arises from the Company’s commercial strategy, which gave priority to serving final users (Free Consumers and consumers of incentive-bearing electricity supply) and participation in the wholesale markets subject to the existence of the group’s own available energy, addition of value and minimization of risks.

Although the volume of electricity sold to other concession holders was 4.08% lower, revenue from these sales was 20.67% higher, at R$ 1,903 mn in 2012 (vs. R$ 1,577,000 in 2011) due to the

average sale price being 25.80% higher — at R$ 137.23/MWh in 2012, compared to R$ 109.08/MWh in 2011.

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 11.99% higher, at R$ 2.215bn, in 2012, than in 2011 (R$ 1.978bn). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Transmission Concession Revenue and Indemnity Revenue

Revenue from the Transmission Concession in 2012 was R$ 1.675 billion, vs. R$ 1.407 billion in 2011, an increase of 19.05%. This variation mainly reflects the increase in the Company’s transmission assets arising from the new acquisitions made in the second half of 2011 — principally of Abengoa, acquired through Cemig’s jointly-controlled subsidiary Taesa. The transmission revenue added by Taesa, in proportion to Cemig’s stake, was R$ 696 mn in 2012, compared to R$ 564 mn in 2011.

In 2012 the Company posted an estimated gain reflecting the indemnity of the transmission assets which were included in the criteria of Provisional Measure 579, in the amount of R$ 192mn  For more details, please see Explanatory Note 4.

Other operational revenues

The Company’s other operational revenues are:

	Consolidated
	2012 R$ million	2011 R$ million
Supply of gas	755	579
Charged service	18	14
Telecoms services	162	158
Services rendered	117	98
Subsidies (*)	176	56
Rental and leasing	86	77
Other	10	2
	1,324	984

Sector / regulatory charges: deducted from operational revenue

The charges applied to operational revenue in 2012 totaled R$ 7,618bn, compared to R$ 6,997bn in 2011, an increase of 8.88%. The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

Expenses on the CCC in 2012 were R$ 565 million, 21.31% more than their total of R$ 718 million in 2011. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services, the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás. The variation in this cost is primarily due to reduction in the unit cost of the CCC, which is defined by an Aneel Resolution.

CDE — Energy Development Account

Expenses on the CDE in 2012 were R$ 616mn, 19.38% more than their total of R$ 516mn in 2011. These payments are specified by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For the portion relating to transmission services the Company merely charges the CDE amount to Free Consumers on their invoices for use of the grid, and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

For a breakdown of the taxes applicable to revenues, please see Explanatory Note 24 to the consolidated financial statements.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 14,639bn in 2012, 27.91% more than in 2011 (R$ 11,445bn). See the principal expenses and costs in Explanatory Note 25 to the consolidated financial statements.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 2012 was R$ 5.951 million, 39.11% higher than the figure of R$ 4.278 million for 2011. This primarily reflects:

Financial exposure to the spot market 164.09% higher in 2012, at R$ 890mn, than in 2011 (R$ 337mn), due to the increase in the average spot price (PLD) between the two periods, in the principal exposure sub-markets, the Southeast and Center-West: this average price was R$ 29.42/MWh in 2011, and for 2012 it had increased to R$ 166.69/MWh.

Purchases of electricity in the Regulated Market 42.80% higher, at R$ 2.806bn in 2012, compared to R$ 1.965bn in 2011.  This increase substantially arises from connection of thermal plants in 2012, with a higher cost, and the transfer of this increase in cost to the distributors.

Cemig D’s expense on electricity from Itaipu was 16.32% higher. This supply is indexed to the dollar, and totaled R$ 1.069bn in 2012, compared to R$ 919bn in 2011 — mainly reflecting depreciation of the Real against the dollar in 2012, whereas in 2011 the Real appreciated against the dollar. The average value of the dollar applied to invoices in 2012 was R$ 1.998, 19.21% higher than the value of R$ 1.676 applied in 2011.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2012 was R$ 1.011bn, vs. R$ 830mn in 2011, an increase of 21.81%. This expense refers to the charges, set by an Aneel Resolution, payable by electricity distribution and generation agents for use of the facilities that are components of the national grid.

This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization

Depreciation and amortization was 1.83% higher year-on-year: R$ 1.001bn in 2012, compared to R$ 983bn in 2011. This basically reflects increase in the assets of the concession due to the program of investments, mainly in distribution, offsetting the effect of the reduction in the rate of depreciation and amortization applied as from 2012 due to the revision of the figures for useful life.

Employee post-retirement liabilities

The expense on post-employment obligations in 2012 was R$ 134mn, compared to R$ 124 million in 2011, an increase of 8.06%. This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.

Personnel

Total personnel expenses in 2012 were R$ 1.361mn, 8.97% more than in 2011 (R$ 1.247bn). This principally reflects the salary increases in November 2011 and 2013, averaging 8.20% and 4.5% respectively, partly offset by the reduction of 3.84% in the number of employees.

Operational provisions

Operational provisions in 2012 totaled R$ 782mn, 203.10% more than in 2011 (R$ 258mn). The main elements in the higher figure are:

Provision of R$159 million for doubtful receivables in 2012 made by Cemig D for the loss in relation to ICMS tax on the Charges for Use of the Distribution System (TUSD) , reflecting non-expectation of receipt of these amounts.

Provision of R$ 403 million for the Settlement Agreement between Cemig and the federal government in relation to the now-extinct CRC Account, which was an operational condition for the early settlement of the CRC contract by the government of Minas Gerais State.

For more details please see Explanatory Note 25 to the consolidated financial statements.

Gas purchased for resale

Expenses on gas bought for resale in 2012 were R$ 495mn, 50.46% more than their total of R$ 329mn in 2011. This reflects the increase in the volume of gas purchased, to meet the requirements of higher sales of gas by Gasmig in 2012, due to increased industrial activity leading to increased consumption by clients in the ‘Steel Valley’ (Vale do Aço) and South of Minas (Sul de Minas) regions.

Outsourced services

The expense on outsourced services in 2012 was R$ 1.127bn, compared to R$ 1.031 million in 2011, an increase of 9.31%. The main variations arise from higher volume of services of communication, maintenance, conservation and cleaning. A detailed breakdown of outsourced services is given in Explanatory Note 25 to the consolidated financial statements.

Net financial revenue (expenses)

The company posted net financial revenue, of R$ 1.252 billion in 2012, compared to net financial expenses, of R$ 970 million in 2011.  The main factors in this financial result are:

Revenue from cash investments 27.80% lower, due to a lower volume of cash invested in 2012.

Revenue from monetary updating on the CRC Contract of R$ 2.383 billion, arising from its early settlement, as per fuller details given in Explanatory Note 12.

Revenue from Late Payment Charges on electricity bills 18.54% higher, at R$ 179 million in 2012, compared to R$ 151 million in 2011, resulting from improvement of the process of collection and negotiation of these debits.

Increase in revenue arising from foreign exchange variations: R$ 44 million in 2012 compared to R$ 20 million in 2011, due mainly to the results of cash investments in foreign currency by Taesa.

Increase in foreign exchange variation expense: This expense totaled R$ 82 million in 2012, compared to R$ 40mm in 2011, mainly due to FX variations on loan contracts expressed in US dollars assumed by Taesa as a result of the acquisition of Abengoa.

For a breakdown of financial revenues and expenses, please see Explanatory Note 26 to the consolidated financial statements.

Income tax and Social Contribution tax

In 2012, Cemig’s expenses on income tax and the Social Contribution totaled R$ 1.063 million, on profit of R$ 5.335 million before tax, a percentage of 19.93%. In 2011, Cemig GT’s expenses on income tax and the Social Contribution totaled R$ 918 million, on profit of R$ 3.333 billion before tax, a percentage of 27.54%.  These effective rates are reconciled with the nominal rates in Explanatory Note 10 to the consolidated financial statements.

Net profit of 2011 and 2010 compared

Cemig reported net profit of R$ 2.415 billion in 2011, 6.95% more than its 2010 net profit of R$ 2.258 billion.

Operational revenue

This is the breakdown of operational revenues:

R$ million	2011 (Reclassified)	2010 (Reclassified)	Change, %
Overall revenue from supply of electricity	16,837	14,821	13.60
Revenue from Use of the Distribution Systems (TUSD)	1,978	1,658	19.30
Revenue from use of the transmission grid	1,407	1,197	17.54
Construction revenue	1,541	1,342	14.83
Other operational revenues	983	924	6.39
Deductions from operational revenues	(6,997)	(6,095)	14.80
Net operational revenue	15,749	13,847	13.74

Revenue from supply of electricity

Revenue from total supply of electricity in 2011 was R$ 16.837 billion, compared to R$ 14.821 billion in 2010 — an increase of 13.60%.

Final consumers

Revenue from sales of electricity to final consumers (excluding Cemig’s own consumption) was R$ 14.955 bn in 2011, 13.13% more than in 2010 (R$ 13.219 bn).

The main factors in this result are:

Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 6.95% higher. Tariff increases for Cemig D, with average effects on consumer tariffs of 1.67% and 7.24%, effective from April 8 of 2010 and 2011, respectively.

Tariff increases for Light, with average effects on consumer tariffs of 2.20% and 7.82%, from November 7, 2010 and 2011, respectively.

Price adjustments in contracts for sale of electricity to free consumers, most of which are indexed to the IGP—M inflation index.

The following are some comments on the figures for the main consumer categories:

Residential:

Residential consumption accounted for 15.3% of the total of electricity sold in 2011. The increase of 8.0% in the total amount in the year reflects connection of new consumer units, and also higher private consumption of goods and services due to the favorable conditions of the Brazilian economy, with continuing vigor in the employment market, growth in total real wages, and expansion of the supply of credit.

Industrial:

Electricity used by free and captive clients was 37.1% of the volume transacted in 2011, 4.8% more than in 2010, due to the expansion of industrial activity with the growth of exports and production to meet domestic demand, in spite of the signals of slowing growth in the second half of the year.

Commercial:

This category consumed 10.0% of the electricity transacted, totaling 12.2% more in volume than in 2011, reflecting the increased level of domestic demand, that is, of consumption both by the various economic sectors and final consumption by families and individuals.

Rural:

Rural consumption grew by 7.3% in 2011, with the connection of 121,057 rural properties to electricity supply for the first time, and increased demand for electricity for irrigation due to atypical climatic conditions: low rainfall in the rainy season, and higher than expected temperatures in the dry season.

Other consumer categories:

The total of other types of consumption in 2011 — by public authorities, public illumination, public services, and Cemig’s own consumption — was 9.2% higher than in 2010.

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders was 1.78% higher, at 14,457,890 MWh in 2011, than in 2010 (14,204,530 MWh), and average price in these sales was 7.24% higher, at R$ 109.08/MWh in 2011, compared to R$ 101.72/MWh in 2010. As a result, revenue from wholesale supply to other concession holders was 9.13% higher year-on-year, at R$ 1,577 in 2011, than in 2010 (R$ 1,445).

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 19.30% higher, at R$ 1.978bn, in 2011, than in 2010 (R$ 1.658bn). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises both from the increases in tariffs and, principally, from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the Free Market.

Revenue from use of the transmission grid

Revenue for use of the grid in 2011 was R$ 1.407 billion, vs. R$ 1.197 billion in 2010, an increase of 17.54%.

For the older concessions, the Revenue for use of the transmission grid refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of that part of the National transmission Grid that is owned by the Company, less the amounts received that are used for amortization of the financial asset.

For the new concessions, it includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines and also the adjustment to present value of the transmission financial asset constituted, primarily, during the period of construction of the transmission facilities. The rates used for updating of the asset correspond to the remuneration on capital applied to the undertakings, and these vary in accordance with the model of undertaking and the investing company’s cost of capital.

The increase in this revenue in 2011 arises principally from monetary updating of the Transmission Asset of Taesa, with an impact of R$ 178 million on Cemig’s profit. The updating arises from publication of the index for updating of Taesa’s tariff as from July 2011, by 9.77%.

Other operational revenues

The Company’s other operational revenues are:

	Consolidated
	2011	2010 (Reclassified)
Supply of gas	579	398
Charged service	14	16
Telecoms services	158	131
Services rendered	98	179
Rental and leasing	77	60
Other	57	140
	983	924

Sector / regulatory charges: deducted from operational revenue

The sector charges that result in deductions from operational revenue in 2011 totaled R$ 6,997bn, compared to R$ 6,095bn in 2010, an increase of 14.8%. The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

Expenses on the CCC in 2011 were R$ 718mn, 34.96% more than their total of R$ 532mn in 2010. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services, the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás. The variation in this cost arises, principally, from the change in the method of calculation of the charge, which makes good the difference between the total cost of generation of electricity in the isolated systems and the average cost of electricity sold in the Regulated Market.

CDE — Energy Development Account

Expenses on the CDE in 2011 were R$ 516mn, 21.99% more than their total of R$ 423mn in 2010. These payments are specified by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For the portion relating to transmission services the Company merely charges the CDE amount to Free Consumers on their invoices for use of the grid, and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

For a breakdown of the charged applied to revenues, please see Explanatory Note 24 to the consolidated financial statements for 2011.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 11.445bn in 2011, 12.21% more than in 2010 (R$ 10.200bn). See the principal expenses and costs in Explanatory Note 25 to the consolidated financial statements for 2011.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 2011 was R$ 4.278 billion, 14.94% higher than the figure of R$ 3.722 billion for 2010. The increase primarily reflects greater sales activity by Cemig GT (Generation and Transmission), and the increase in the equity interest in Light in 2011, with greater consolidation of its operations.   This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For more information please see Explanatory Note 25 to the consolidated financial statements for 2011.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2011 was R$ 830mn, vs. R$ 729mn in 2010, an increase of 13.85%.

This expense refers to the charges, set by an Aneel Resolution, payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization

Depreciation and amortization was 9.71% higher year-on-year: R$ 983mn in 2011, compared to R$ 896mn in 2010. This mainly reflects the increase in the assets of the concession due to the Company’s increased investment program, primarily in distribution.

Employee post-retirement liabilities

The expense on post-employment obligations in 2011 was R$ 124mn, compared to R$ 107 million in 2010, an increase of 15.89%. This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.  The significant increase arises from the increased equity interest in the subsidiary Light.

Operational provisions

Operational provisions in 2011 totaled R$ 257mn, 86.23% more than in 2010 (R$ 138mn). The main elements in the higher figure are:

The provision for doubtful receivables was 55.24% higher, at R$ 163 million in 2011, vs. R$ 105 million in 2010.

The provision for Aneel administrative proceedings was R$ 4 million in 2011, whereas there was reversal of provisions of R$ 47 million in 2010 resulting from dismissal of a case brought by Aneel about the low-income subsidy.

A provision of R$ 48 million for contingencies for legal actions in general was made in 2011, compared to a reversal of R$ 54 million in provisions in 2010.

On the other hand, provisions for civil actions relating to tariff increases totaled R$ 9 million in 2011, compared to R$ 139 million provisioned in 2010. The amounts provisioned in 2010 were substantially from settlement to terminate a legal action brought by an industrial consumer relating to the tariff increase ordered by Ministerial Order 045/86 of the National Water and Electricity Authority (DNAEE) in 1986.

For more details please see Explanatory Note 25 to the consolidated financial statements for 2011.

Gas purchased for resale

Expenses on gas bought for resale in 2011 were R$ 329mn, 46.22% more than their total of R$ 225mn in 2010. This primarily reflects the increase in the volume purchased, reflecting higher sales of gas by Gasmig in 2011, in turn reflecting increased industrial activity.

Outsourced services

The expense on outsourced services in 2011 was R$ 1.031bn, compared to R$ 923 million in 2010, an increase of 11.70%. The highest increases were in communication services, meter reading services, electricity bill delivery and consultancy, all mainly reflecting increases in prices in service contracts. A breakdown of outsourced services is given in Explanatory Note 25 to the consolidated financial statements for 2011.

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit shares in 2011 was R$ 221 million, 32.00% less than in 2010 (R$ 325 million). The amounts reported arise from the Specific Employment Agreements signed with the unions in November of 2010 and 2011. The amount reported for 2010 also contains an element of R$ 30 million arising under the Collective Employment Agreement for the previous year, 2009.

Ebitda

(Method of calculation not reviewed by external auditors)

Ebitda, R$ mn	2011	2010	Change, %
Net profit for the year	2,415	2,258	6.95
+ Provision for income tax and Social Contribution tax	918	564	62.77
+ Financial revenue (expenses)	970	825	17.58
+ Amortization and depreciation	983	896	9.71
= EBITDA	5,286	4,543	16.35
Non-recurring items:
+ Settlement of legal action with industrial client	—	178	—
+ ICMS tax: low-income consumers	—	26	—
= ADJUSTED EBITDA	5,286	4,747	11.35

The main non-recurring items affecting 2011 Ebitda are:

Recognition of an expense of R$ 178mn in Cemig D, in 2010, arising from the settlement of a legal action brought by an industrial consumer, for reimbursement of the tariff increase introduced by the DNAEE during the Cruzado economic plan (of 1986).

Recognition of an ICMS tax expense in 2010 relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 26mn, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of Minas Gerais State.

Net financial revenue (expenses)

The company posted net financial expenses of R$ 970 million in 2011, compared to net financial expenses of R$ 825 million in 2010.  The main factors in this financial result are:

Higher expense on costs of loans and financings: Higher expenses on loans and financings: R$ 1.311 billion in 2011, compared to R$ 1.075 billion in 2010, due mainly to the higher variation in the CDI (Interbank CD) rate, the main indexor for loan and financing contracts, reflecting the increase of the Selic rate, mainly during the first half of 2011.

Higher monetary updating expense on post-retirement liabilities:  R$ 163 million in 2011, compared to R$ 142 million in 2010 — mainly due to higher variation in the IPCA index, which is used to update the debt agreement between Cemig and the private pension entity, Forluz.

Revenue from monetary updating of escrow payments into court in legal proceedings:  R$ 68 million in 2011, from updating of a tax credit for successful final judgment in a legal action on the ITCD (Death Duties and Donations) tax.

Revenue from monetary updating applied to the Finsocial tax:  R$ 68 million in 2011, from an updated receivable from the Brazilian federal tax authority for taxes paid unduly over the period 1989—91, following final judgment in favor of Cemig.

Expense on monetary updating of an advance against future capital increase (AFAC): R$ 66 million in 2011 for updating of a historic amount of R$ 27 million repaid to the Finance Department of Minas Gerais State.

For a breakdown of financial revenues and expenses, please see Explanatory Note 26 to the 2011 financial statements.

Income tax and Social Contribution tax

In 2011, Cemig’s expenses on income tax and the Social Contribution totaled R$ 918 million, on profit of R$ 3.333 million before tax, a percentage of 27.53%. In 2010, Cemig’s expenses on income tax and the Social Contribution totaled R$ 564 million, on profit of R$ 2.822 billion before tax, a percentage of 19.99%.  These effective rates are reconciled with the nominal rates in Explanatory Note 10 to the consolidated financial statements for 2011.

It should be noted that in 2011 and 2010 the Company posted tax credits that are not explicitly stated in the financial statements, in the amounts of R$ 120 million and R$ 289 million, respectively.

Net profit of 2010 and 2009 compared

Cemig reported net profit of R$ 2.258 billion in 2010, 5.81% more than its 2009 net profit of R$ 2.134 billion.

Operational revenue

This is the breakdown of operational revenues:

R$ million	2010 (Reclassified)	2009 (Reclassified)	Change, %
Overall revenue from supply of electricity	14,821	14,743	0.53
Revenue from Use of the Distribution Systems (TUSD)	1,658	1,332	24.47
Revenue from use of the transmission grid	1,198	903	32.56
Construction revenue	1,341	1,291	3.95
Other operational revenues	924	917	0.76
Deductions from operational revenues	(6,095)	(5,737)	6.24
Net operational revenue	13,847	13,449	2.96

Revenue from supply of electricity

Revenue from total supply of electricity in 2010 was R$ 14.821 billion, compared to R$ 14.743 billion in 2009 — an increase of 0.53%.

Final consumers

Revenue from sales of electricity to final consumers (excluding Cemig’s own consumption) was R$ 13.219 bn in 2010, 1.94% more than in 2009 (R$ 12.968 bn).

The main factors in this result are:

Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 6.06% higher.

Average tariff 3.35% lower in 2010, at R$ 282.01 vs. R$ 291.79 in 2009. This is due to the higher volume of regulatory items included in the tariff in 2009 — for example the Extraordinary Tariff Recomposition (RTE), and non-controllable costs (CVA) of the distribution company.

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders was 2.49% higher, at 14,204,520 MWh in 2010, than in 2010 (13,859,700 MWh), and average price in these sales was R$ 101.72/MWh in 2011, compared to R$ 117.87/MWh in 2009. This reduction mainly reflected electricity contracts made through Adjustment Auctions for sale to distributors that were signed exclusively in 2009, with average price of R$ 145/MWh. As a result, revenue from wholesale supply to other concession holders was 11.57% lower year-on-year, at R$ 1.445bn in 2010, compared to R$ 1.634bn in 2009.

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 24.47% higher, at R$ 1.658bn, in 2010, than in 2009 (R$ 1.332bn). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Revenue from use of the transmission grid

Revenue for use of the grid was 32.67%, or R$ 295 million, higher in 2010, at R$ 1.198bn (compared to R$ 903 million in 2009).

This revenue is from the transmission capacity of Cemig GT made available to the national grid, and also from the jointly-controlled transmission subsidiaries, among which we highlight the transmission groups known as TBE and Taesa.

The increase in this revenue in 2010 is mainly due to acquisition of interests in Taesa, in October 2009, and in May 2010 through a public offer to acquire shares, which increased these revenues in 2010.

Other operational revenues

The Company’s other operational revenues are:

	Consolidated — IFRS
	2010 (Reclassified)	2009 (Reclassified)

Supply of gas	398	307
Charged service	16	17
Telecoms services	131	115
Services rendered	179	129
Rental and leasing	133	265
Other	67	84
	924	917

Sector charges — deductions from operational revenue

The sector charges that result in deductions from operational revenue in 2010 totaled R$ 6,095bn, compared to R$ 5,737bn in 2009, an increase of 6.24%. The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

Expenses on the CCC in 2010 were R$ 532mn, 7.91% more than their total of R$ 493mn in 2009. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE — Energy Development Account

Expenses on the CDE in 2010 were R$ 423mn, 3.68% more than their total of R$ 408mn in 2009. These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For the portion relating to transmission services the Company merely charges the CDE amount to Free Consumers on their invoices for use of the grid, and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

For a breakdown of these charges that result in deductions from revenues, please see Explanatory Note 23 to the consolidated financial statements for 2010.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 10.200bn in 2010, 4.53% more than in 2009 (R$ 9.758bn). This is mainly due to increases in the non-controllable costs of Electricity bought for resale. For more information please see Explanatory Note 24 to the consolidated financial statements for 2010.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The total expense on Electricity bought for resale in 2010 was R$ 3.722bn, 16.35% more than in 2009 (R$ 3.199bn), mainly reflecting greater purchases by the distributors in the Regulated Market. This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  There is a breakdown of this expense in Explanatory Note 24 to the consolidated financial statements for 2010.

The following paragraphs outline the main variations in expenses:

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2010 was R$ 729mn, vs. R$ 853mn in 2009, a reduction of 14.54%.

This expense refers to the charges, set by an Aneel Resolution, payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Personnel

Total personnel expenses in 2010 were R$ 1.211bn, 8.12% less than in 2009 (R$ 1.318bn). This result largely reflects a much higher expense on the PDV Voluntary Retirement Program in 2009

(when it was put in place), with an expense in that year of R$ 206mn, compared to only R$ 40mn in 2010 (an adjustment of the provision made in 2009). This is associated with reduction of the aggregate number of employees (of the holding company, of Cemig D and of Cemig GT) from 9,746 at the end of 2009 to 8,859 at the end of 2010.

Depreciation and amortization

The expense on depreciation and amortization was unchanged from 2009 to 2010, at R$ 896mn.

Employee post-retirement liabilities

The expense on post-employment obligations in 2010 was R$ 107mn, compared to R$ 150 million in 2009, a reduction of 28.67%. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the pension plans, estimated by an external actuary. The reduction of this expense was due to the higher expectation of returns on the assets of the Plan in 2010 in comparison with the obligations.

Financial revenue (expenses)

The principal impacts on the Company are those described below:

The company posted net financial expenses of R$ 825 million in 2010, compared to net financial expenses of R$ 354 million in 2009.  The main factors in this financial result are:

Higher expense on costs of loans and financings: R$ 1.075 million in 2010, compared to R$ 799 million in 2009. The higher figure reflects entry of new financings, one of the most important being the issue of R$ 2.7bn in Promissory Notes by Cemig GT in October 2009, settled in March 2010 with the proceeds of a debenture issue in March 2010, of the same amount.

Increase in the expense of monetary variation on Loans and financings in Brazilian currency: R$ 144 million in 2010, compared to R$ 9 million in 2009. This reflects, substantially, the higher volume of funding raised, and also the change in inflation indices and other indexors of contracts on the company’s loans, financings and debentures — principally the IGP—M inflation index, which was 1.72% negative over the whole of 2009, and 11.32% positive over the whole of 2010.

Income tax and Social Contribution

Cemig’s expenses on income tax and the Social Contribution tax in 2010 totaled R$ 564 million, on profit of R$ 2,822 billion before tax, a percentage of 19.99%. This compares with 2009, when Cemig’s expenses on income tax and the Social Contribution totaled R$ 1.131 billion, on profit of R$ 3,337 billion before tax, a percentage of 33.89%.

The lower percentage rate of taxes in 2010 is due to tax losses that were recognized in 2010, in the amount of R$ 289mn.  These credits are for tax losses that were not recorded in the financial statements and were recognized in 2010 as a result of proof of their realization through the projections of the Company’s results.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have a need for capital to finance the construction of new generation facilities and expansion and modernization of the existing generation, transmission and distribution facilities.

Our demands for liquidity are also related to our dividend policy. We finance our liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing. We believe that our present cash reserves, generated by operations and expected funds from financings, will be sufficient to meet our liquidity needs over the next 12 months.

Cash and cash equivalents

Cash and cash equivalents at December 31, 2012 totaled R$ 2.486 billion, which compares with R$ 2.862 billion on December 31, 2011. On December 31, 2012 neither our cash position nor our cash equivalents were maintained in any other currencies than the Real. The reasons for the reduction are given below.

Cash flow from operational activities

Cemig’s totals of Net cash generated by operational activities in 2012 and 2011 were, respectively, R$ 2.734 billion and R$ 3.898 billion.  The lower total of cash generated by operations in 2012 than 2011 mainly reflects higher outflow of cash in payment of bought electricity.

Cash flows from investment activities

Net cash used in investment activities in 2012 and 2011 was, respectively, R$ 1.720 billion and R$ 4.017 billion. The lower amount consumed in investment activities in 2012 than 2011 is mainly due to the net cash received from the early settlement of the CRC account, of R$ 1.901 billion, and the dilution of a jointly-controlled subsidiary, in the amount of R$ 645mn.

Cash used in financing activities

Cash flow consumed by financing activities in 2012 totaled R$ 1.391 billion, with amortization of financings totaling R$ 6.838 billion, and payments of R$ 1.748 billion in dividends and Interest on Equity; with R$ 7.195 billion received from financings.

Cash flow generated by financing activities in 2011 totaled R$ 1 billion, with amortization of financings totaling R$ 2.218 billion, and payments of R$ 2.036 billion in dividends and Interest on Equity; with R$ 4.255 billion received from financings.

Impact of inflation, of the variation in prices of principal inputs and products, of the exchange rate and of interest rates, on the Issuer’s operational result and financial result

In the distribution activity, the principal effects on profit come from tariff adjustments, as follows:

Increase in consumer tariffs for Cemig D, with average impact for captive consumers of 7.24%, from April 8, 2011 (full effect in 2012).

Tariff increase for Light, with average effect on consumer tariffs of 7.82%, from November 7, 2011 (full effect in 2012).

Tariff increase for Cemig D with average effect on consumer tariffs of 3.85%, effective April 8, 2012.

The majority of the contracts of free consumers for purchase of generated electricity are indexed to the IGP-M inflation index.

Contracts for sale of electricity in the regulated market are mainly updated by the IPCA inflation index, published by the IBGE.

In the transmission activity, contracts are mostly updated by the variation in the IGP-M inflation index.

The result of the Company’s Financial revenue (expenses) line is mainly influenced by the CDI rate: 47% of the Company’s debt contracts are linked to these indexors.

10.3                        Events, past or expected, with material effects on the financial statements

a . Introduction or disposal of an operational segment

No such event occurred in the business years of 2012, 2011 or 2010.

b. Constitution, acquisition or disposal of an equity interest

New acquisitions

Additional acquisition of equity interest in Gasmig

On December 27, 2011 the Board of Directors authorized the acquisition of nominal preferred shares representing 4.38% of the total capital of Gasmig belonging to the government of the State of Minas Gerais, for R$ 67,223, corresponding to a price per share of approximately R$ 3.75, to be adjusted by the amount indicated in an independent valuation opinion, to be prepared by a specialized institution, to be chosen and contracted by Cemig.

Acquisition by Taesa of the remaining 50% of Unisa

On November 30, 2011, Taesa acquired from Abengoa, for R$ 799,738,000, 50% of the share capital of Unisa (formerly Abengoa Participações S.A.), the corporate objects of which are to hold interests in the equity capital of companies that provide public and private electricity transmission services. Unisa, on that date, held 100% of the shares in the transmission companies STE, ATE, ATE II and ATE III.

On March 16, 2012, Taesa signed a contract with Abengoa for acquisition of the remaining 50% of the share capital of Unisa. Conclusion of the transaction and actual transfer of the shares was at that time subject to certain conditions precedent. On July 3, 2012 Taesa concluded acquisition of the remaining 50% of the shares in Unisa held by Abengoa. This transaction was approved by Cade, the Brazilian monopolies authority, on July 4, 2012.

Based on the above, from November 30, 2011 to July 3, 2012, Unisa was jointly-controlled by Taesa and Abengoa, and as from July 4, 2012 (the acquisition date), became a wholly-owned subsidiary of Taesa. The total value of the consideration paid for the acquisition of the holding was R$ 876,193, comprising R$ 902,390 paid in cash, net of constitution of dividends receivable in the amount of R$ 27,717 and accounts payable in the amount of R$ 1,520, on the date of calculation of the transaction, under the terms of the agreement signed by the parties.

Light: Additional acquisition of shares in April 2011

On April 12, 2011 the jointly-controlled subsidiary Parati acquired 54.08% of the total share capital of Redentor, for a total amount of R$ 403,350, corresponding to a price per share of R$ 6.87.  Redentor owns 13.03% of the total and voting stock of Light.

Since the transaction resulted in the transfer of control of Redentor, Parati made a public offering to acquire the remaining shares in Redentor.

On September 30, 2011 this auction was settled with the payment of R$ 7.20 per share, in the amount of R$ 333,775, representing 93.04% of the shares in circulation that were held by the minority stockholders. This acquisition represented 42.72% of the total share capital, and was made for the price of R$ 7.20, the same price per share paid to the controlling stockholder on May 12, 2011, updated by the variation in the Selic rate from that date to September 30, 2011.

Light: Additional acquisition of shares in July 2011

On July 7, 2011 Parati acquired 100% of the holdings in Luce, owner of 75% of the units of FIP Luce, which in turn is the indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 9.77% of the total and voting stock of Light.

The amount paid for the acquisition was R$ 515,946. As a result of this transaction and as specified in the Unit Holders’ Agreement of FIP Luce, Braslight, holder of the remaining 25% of the units of FIP Luce, acquired an option to sell its interest to Parati, which, if exercised, should take place in a maximum period of 60 days.

On July 15, 2011, Parati was notified, through Luce, by Braslight, that Braslight had exercised the option to sell its holding of 25% in FIP Luce, and this was executed on July 28, 2011. The amount paid to Braslight for this acquisition was R$ 171,982.

With these acquisitions, Parati now held 25.68% of the voting stock of Light. Cemig owns 25% of Parati and Redentor Fundo de Investimento em Participações owns 75%.

Acquisition of stockholding in Abengoa

On June 2, 2011, the jointly-controlled subsidiary Taesa signed share purchase agreements with the Abengoa Group, the first being for 100% of a concession, and the second for a 50% holding in a company formed with Abengoa, owning four electricity transmission assets. Taesa acquired: (i) 50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the share capital of Abengoa Participações Holding S.A., which in turn holds 100% (one hundred per cent) of the total shares of the following transmission companies:

STE — Sul Transmissora de Energia S.A.,	ATE Transmissora de Energia S.A.,
ATE II Transmissora de Energia S.A., and	ATE III Transmissora de Energia S.A.;

and

(ii) 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda.in the share capital of: NTE - Nordeste Transmissora de Energia S.A. This transaction increased Taesa’s Brazilian transmission market share (share of the total Permitted Annual Revenue — Receita Annual Permitida, or RAP) from 6.5% to 8.6%. For this acquisition the Company paid, with the proceeds of its fourth issue of promissory notes, for the two Share Purchase

Agreements, the total amount of R$ 1.17 billion, on November 29, 2011, at the completion of the transaction.

Acquisition of interests in EATE and ETEP

In 2011, the Company acquired, from Eletrobrás, preferred shares in EATE and ETEP corresponding to 11.45%, and 8.02%, respectively, of the share capital of those companies. The amounts paid for these additional equity interests were R$ 91.060mn and R$ 13.145mn, respectively, totaling R$ 104.205mn. The discount on the acquisition of the interests in these companies, in the amount of R$ 99.771mn, corresponds to the difference between the amount paid and the book value of the interest in the Stockholders’ equity of EATE and ETEP, and arises from the increase in value of the concessions. Such premiums will be amortized over the remaining period of the concessions.

Acquisition of additional holding in Taesa

On May 6, 2010 Cemig GT, through Transmissora Alterosa de Energia Elétrica, made a Public Offering for Acquisition of Shares and Units held by minority stockholders.  In the transaction, 24.42% of the shares were acquired from minority stockholders, for R$ 1.002 billion, equivalent to R$ 15.57 per share. The premium on the transaction was R$ 523 million.

With this transaction, Cemig GT and the investment fund Fundo de Investimentos em Participação Coliseu completed the process of acquisition of Taesa (formerly Terna Participações). Some of the minority stockholders did not accept the Public Offer to Buy shares: 4.72% of the shares in Taesa remain in circulation in the market.

c. Non-usual events, transactions or operations:

None.

10.4                        Significant changes in accounting practices — Qualifications and emphases in the auditors’ opinion

a. Significant changes in accounting practices:

There were no significant changes in accounting practices in 2012 and 2011.

b. Significant effects of the changes in accounting practices

c. Qualification and emphases in the auditor’s report:

There were no qualifications in the opinions of the external auditors for 2010. There were, only the following emphases:

“As described in Explanatory Note 2.9, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil.  In the case of Companhia Energética de Minas Gerais — Cemig these practices differ from IFRS, applicable to the separated financial statements, only in relation to the valuation of the investments in subsidiaries and jointly-controlled subsidiaries by the equity method, whereas for the purposes of IFRS this would be cost or fair value.

The indirectly jointly-controlled subsidiary Madeira Energia S.A. — Mesa and its subsidiary have incurred expenses related to development of the project and construction of the Santo Antonio hydroelectric power plant which, in accordance with the financial projections prepared by its Management, are to be absorbed by the revenues from the operations. The realization of the consolidated fixed asset constituted by the said expenditure, which on December 31, 2010 totaled R$ 7.0779 billion, will, in accordance with management’s expectations, take place as from the start of the operations, planned for December 2011. The proportional amount relating to the Company is R$ 707.8 million, in fixed assets.”

10.5                                     Critical accounting policies

The preparation of the individual and consolidated financial statements, under IFRS and the rules of the CPC, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are reviewed continuously, using as a reference historic experience and also any significant alterations in scenario that might affect the equity situation and/or the profits of the Company in the applicable items.  Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates related to the financial statements refer to recording of the effects arising from:

Allowance for doubtful accounts — see Note 8.

Deferred income tax and Social Contribution tax — see Note 10.

Financial Assets of the Concession — Note 13.

Intangible assets — Note 16.

Depreciation — see Note 15;

Amortization — see Note 16;

Employee post-retirement benefits — see Note 21;

Provisions — Note 22.

Uninvoiced supply of electricity — Note 24.

Measurement at Fair Value and Derivative Financial Instruments — Note 29.

10.6                                     Internal controls relating to the preparation of the financial statements — Degree of efficiency and deficiency, and recommendations made in the Auditor’s Report

Degree of efficiency of such controls, indicating any imperfections and measures taken to correct them

The Executive Board, including the CEO and the Chief Officer for Finance and Investor Relations, is responsible for establishing and maintaining a system of internal controls adopted to ensure the preparation of reliable financial statements.

The internal controls to ensure the preparation of reliable financial statements include procedures that were implemented to prove, with reasonable certainty: (i) reliability of the records of accounting and financial information; (ii) the preparation of accounting statements in accordance with accounting practices adopted in Brazil; (iii) processing of payments and receipts in accordance with authorizations of the management; and (iv) timely detection of inappropriate acquisitions, and of disposal or allocation of material assets.  We emphasize that, due to the limitations inherent to the internal controls, there is the possibility that such controls may not prevent nor detect all deficiencies.

Also, forecasts in relation to assessment of the effectiveness of the internal controls are subject to the risk that the controls might cease to function due to changes in the conditions in which they operate or cease to be in accordance with established policies and procedures.

Management has assessed the effectiveness of the internal controls adopted to ensure preparation of reliable financial statements at December 31, 2012, based on the criteria established in the document Integrated Internal Control Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, on December 31, 2012, the system of internal controls adopted to ensure the preparation of reliable financial statements is effective.

Deficiencies and recommendations on the internal controls present in the external auditor’s report

No material deficiencies in internal controls were reported such as might adversely affect the reliability of the financial statements.

10.7                                     Allocations of proceeds of publicly-distributed offerings

Promissory notes

On December 23, 2010 Cemig made its 3rd issue of commercial promissory notes for public placement in the local capital market, in the total amount of R$ 350mn, at remuneratory interest of 105.5% of the DI Rate, with maturity at 360 days from payment of subscription, with the Company having the option for early redemption in the terms of the applicable legislation.

The proceeds were allocated to replenishment of the cash position following investments made by the Company, and there was no divergence between the use of the funds and the proposal for their allocation published in the issue documentation. The debtor balance was settled in full on August 4, 2011 with funds from the Company’s cash position.

On December 28, 2011 Cemig made its 4th issue of commercial promissory notes for public placement in the local capital market, in the total amount of R$ 1.000 billion, at remuneratory interest of 106% of the DI Rate, with maturity at 360 days from payment of subscription, with the Company having the option for early redemption in the terms of the applicable legislation.

The proceeds were allocated to acquisition of assets and replenishment of the cash position following investments made by the Company, and there was no divergence between the use of the funds and the proposal for their allocation published in the issue documentation. The balance on December 31, 2011 was R$ 990.1 million.

a.  How the proceeds of the offering were used

The proceeds received by the Company were used as described above.

b.  Whether there were material differences between the actual application of the proceeds and the proposals for application published in the prospectuses of the respective distribution

There have been no divergences between the actual use of the funds and the proposal for their application published in the offer documentation.

c.  If there were any divergences, the reasons for them

There were no divergences.

10.8                                     Material items not evidenced in the financial statements

Assets and liabilities held by the Issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

Operational leasing arrangements, as lessor or lessee

Portfolios of receivables written off on which the entity maintains risks and responsibilities, including respective liabilities

Contracts for future purchase and sale of products or services

Construction contracts that have not been terminated

Contracts for future receipts of financings

Cemig and its subsidiaries have contractual obligations and commitments that include amortization of loans and financings, and purchase of electricity from Itaipu and other sources, as shown in this table:

	2013	2014	2015	2016	2017	After 2017	Total
Loans and financings	5,912,346	2,415,726	1,703,318	1,154,719	1,655,603	3,328,598	16,170,310
Purchase of electricity from Itaipu	970,559	987,811	984,382	947,985	962,996	32,526,764	37,380,497
Transport of electricity from Itaipu	27,248	24,561	25,927	25,988	28,785	1,464,731	1,597,240
Purchase of electricity at auctions	2,248,795	2,102,150	2,210,399	2,325,517	2,422,252	63,180,091	74,489,204
Quotas under Provis.Measure 579/2012	334,163	214,985	785,129	736,021	684,104	36,185,497	38,939,899
Other electricity purchase contracts	1,931,805	1,976,670	1,666,778	1,572,917	2,030,629	41,265,737	50,444,536
Debt to pension plan — Forluz	51,227	54,301	57,559	61,012	64,673	526,098	814,870
Total	11,476,143	7,776,204	7,433,492	6,824,159	7,849,042	178,477,516	219,836,556

Other items not evidenced in the financial statements

Future expenditure on purchase of electricity

10.9                                     Comments on items not evidenced in the financial statements

How such items changed or could change the revenue, expenses, operational result, financial expenses or other items of the financial statements of the Issuer

Nature and purpose of the transaction

The nature and amount of the obligations assumed and of the rights generated in favor of the Issuer as a result of the transaction

The items mentioned in the table contained in item 10.8, not yet registered in the financial statements, which will have an impact in the Statement of financial position (balance sheet) and in the Profit and loss account, arise basically from future contracts for purchase of electricity.

In the case of future expenses on purchase of energy, the Company will record, simultaneously, an operational revenue as a function of the sale of this energy, when a margin of operational profit will be recorded as a function of these transactions.

10.10                              Business plan

The changes in the regulation of the sector, especially those introduced to the generation and transmission business by Law 12783, and the process of Cemig Distribution’s Tariff Review (held in April of this year) have called for even more exacting budget planning: until the date of publication of this report, the Company had not yet approved its capex investment plan for 2013.

10.11                              Other factors with significant influence

All the factors of the 2012, 2011 and 2010 business years which materially affected the operational performance of the Company have been commented on and identified in the above items of this section.

APPENDIX 5

Report of the independent auditors on the financial statements

Deloitte Touche Tohmatsu
Rua Paraíba, 1122
20º e 21º andares
30130-141 - Belo Horizonte — MG - Brasil
Tel: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

REPORT OF THE EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS

To the Stockholders, Members of the Board of Directors, and Managers

Companhia Energética de Minas Gerais — CEMIG

Belo Horizonte, Minas Gerais

We have examined the individual and consolidated financial statements of Companhia Energética de Minas Gerais — CEMIG (“the Company”), respectively identified as the Holding Company Financial Statements and the Consolidated Financial Statements, which comprise the Statement of Financial Position (balance sheet) on December 31, 2012 and the related Profit and Loss Account, Statement of Comprehensive Income, Statement of Changes in Stockholders’ Equity and Statements of Cash Flows for the business year ended on that date, and the summary of the principal accounting practices and other explanatory notes.

Management’s responsibility for the financial statements

The Company’s Management is responsible for the preparation and appropriate presentation of the individual financial statements in accordance with accounting practices adopted in Brazil, and of the consolidated Financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and also in accordance with accounting practices adopted in Brazil; and also for the internal controls that it has decided are necessary to make possible the preparation of those financial statements free of material distortion, whether caused by fraud or error.

Responsibility of the external auditors

Our responsibility is to express an opinion on those financial statements based on our audit, conducted in accordance with Brazilian and international auditing rules. These rules require compliance by the auditors with ethical requirements, and that the audit should be planned and executed with the objective of obtaining a reasonable degree of certainty that the financial statements are free of material distortion.

An audit involves execution of selected procedures to obtain evidence on amounts and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, including evaluation of the risks of material distortion in the financial statements, whether caused by fraud or error. In this evaluation of risks, the auditor considers the internal controls that are material for the preparation and appropriate presentation of the Company’s financial statements, for the purpose of planning the auditing procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the efficacy of those internal controls of the Company. An audit also includes evaluation of the appropriateness of the accounting practices used and of the reasonableness of the accounting estimates made by the management, and also evaluation of the presentation of the financial statements taken as a whole.

We believe that the auditing evidence obtained is sufficient and appropriate as grounds for our qualified opinion.

Basis for qualified opinion

As described in Explanatory Note 16 to the financial statements, as part of the process of tariff review of the electricity distributors, on March 11, 2013 the Financial and Economic Inspection Department (Superintendência de Fiscalização Econômico Financeira, or SFF) of Aneel issued Dispatch No. 689, stating the value of the Regulatory Remuneration Base (Base de Remuneração Regulatória, or BRR) of the subsidiary Cemig Distribuição S.A., to be R$ 5,111,837,000.  The BRR is used to determine the amount of the financial asset value of electricity distribution concessions, relating to the amount to be reimbursed by the concession-granting power at the termination of the concessions. As stated in the Explanatory Note referred to, it is the understanding of the Company’s management that the amount published by the SFF is provisional and was publicly disclosed at an amount substantially lower than its expectations, and for this reason the Company’s management is in discussion with Aneel about the valuation criteria used for determination of the BRR that is to be homologated. Faced with this situation, it is the understanding of the Company’s management that, at the present moment, no adjustment can be decided to the accounting balances recorded on December 31, 2012. Consequently, no adjustment has been recorded arising from this subject in the financial statements and, for as long as the discussions with Aneel are not concluded, it is not possible to reach a conclusion on the possible impacts on the balances of Financial assets, the Net profit for the year or the Stockholders’ equity of the Company on December 31, 2012.

Opinion on the individual financial statements

In our opinion, except for the possible effects of the subject described in the paragraph “Basis for qualified opinion”, the individual financial statements of Companhia Energética de Minas Gerais — CEMIG referred to above adequately present, in all material aspects, the equity and financial position of Companhia Energética de Minas Gerais — CEMIG on December 31, 2012, the performance of its operations, and its cash flows, for the business year ended on that date, in accordance with the accounting practices adopted in Brazil.

Opinion on the Consolidated Financial Statements

In our opinion, except for the possible effects of the subject described in the paragraph “Basis for qualified opinion”, the consolidated financial statements of Companhia Energética de Minas Gerais — CEMIG referred to above adequately present, in all material aspects, the consolidated equity and financial position of Companhia Energética de Minas Gerais — CEMIG on December 31, 2012, the consolidated performance of its operations, and its consolidated cash flows, for the business year ended on that date, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the accounting practices adopted in Brazil.

Emphases

a.                                       As described in Explanatory Notes 2.6(i) and 13, the property, plant and equipment assets of the activity of electricity generation in the regime of independent power producer are depreciated over their estimated useful life, and the financial assets related to the activities of distribution of natural gas are realized through indemnity from the respective concession-granting power, the facts and circumstances that are mentioned in the said notes being taken into account.  As and when new information or decisions from the regulatory bodies or from the concession-granting powers become known, the present period of depreciation of the property, plant and equipment assets, or the manner in which the financial assets are realized, may, or may not, be changed.  We make no qualification to our Opinion as a result of this matter.

b.                                       As explained in Explanatory Note 1(a), the jointly-controlled subsidiary Madeira Energia S.A. and its subsidiary are incurring expenses on development of the project for construction of the Santo Antônio Hydroelectric Plant.  On December 31, 2012 the balance of property, plant and equipment assets of this jointly-controlled subsidiary, included in the Company’s consolidated financial statements, is in the amount of R$ 1,452,735,000.   During this development phase of the project, the jointly-controlled subsidiary Madeira Energia S.A. has reported recurrent losses in its operation and recorded a balance of current liabilities that is larger than its current assets. As described in Explanatory Note 1(a), the Management of Madeira Energia S.A. has plans to cure the situation of negative net working capital, and, on today’s date, Madeira Energia S.A. depends upon the financial support of its stockholders and/or upon obtaining of loans from third parties to continue operating.. We make no qualification to our Opinion as a result of this matter.

c.                                        As described in Explanatory Note 2.1, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil.  In the case of Companhia Energética de Minas Gerais — CEMIG, these practices differ from IFRS, which is applicable to the separate financial statements, only in relation to the valuation of the investments in subsidiaries, affiliates and jointly-controlled subsidiaries made by the equity method, while for the purposes of IFRS they would be valued at cost or fair value. We make no qualification to our Opinion as a result of this matter.

Other matters

Statements of added value

We have also examined the individual and consolidated Added Value Statements (DVAs), for the business year ended December 31, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the Brazilian Corporate Law legislation for listed companies, and which is supplementary information under IFRS, which do not require presentation of the DVA.  These statements have been submitted to the same auditing procedures described above and, in our opinion, except for the possible effects of the subject described in the paragraph “Basis for qualified opinion”, are adequately presented, in all material aspects, in relation to the financial statements taken as a whole.

Auditing of the individual and consolidated financial statements for the year ended December 31, 2011 and of the individual and consolidated statements of financial position on January 1, 2011.

The information and the amounts corresponding to the year ended December 31, 2011 and to the statements of financial position raised on January 1, 2011, which are presented for the purposes of comparison, now re-presented for the reasons described in Explanatory Note 2.5, were audited by other independent auditors, who issued a report, dated March 27, 2013, which contained a paragraph of emphasis related to the subject described in item “b” above.

Belo Horizonte, March 27, 2013.

DELOITTE TOUCHE TOHMATSU.	José Ricardo Faria Gomez
Independent Auditors	Accountant
CRC-2SP 011.609/O-8 F/MG	CRC-SP 218.398/O-1 S/MG

APPENDIX 6

OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais — Cemig, undersigned, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 20, 2013, as follows:

I)Distribution of net profit: That the net profit for 2012, in the amount of R$ 4,271,685,000 and the balance of retained earnings, in the amount of R$ 120,930,000, should be allocated as follows:

a)                                                  R$ 170,603,000, or 3.99% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws, but such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

b)                                                  $ 2,918,107,000 should be allocated as dividends to the Company’s stockholders, as follows: — R$ 1,700,000,000 in the form of Interest on Equity, as per Board Spending Decision (CRCA) 116/2012, of December 21, 2012, to those stockholders whose names were on the company’s Nominal Share Register on December 21, 2012 — of this amount, R$ 686,000,000 was paid on March 5, 2013; and —  R$ 1,218,107,000 in the form of dividends for 2012, to those stockholders whose names are on the company’s Nominal Share Register on the day on which the Ordinary General Meeting of Stockholders is held

c)                                                   R$ 1,303,905,000 to be held in Stockholders’ equity in the Reserve under the by-laws account specified in Clause 28, paragraph 1, sub-clause ‘c’, and Clause 30 of the by-laws.

— the payments of dividends and Interest on Equity to be made in two installments, by June 30 and December 30, 2013, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

II) Capital increase: Authorization, verification and approval of an increase in the share capital, from: R$4,265,091,140.00 (four billion two hundred sixty five million ninety one thousand one hundred forty Reais), to: R$4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais), through issuance of 109,654,157 (one hundred nine million six hundred fifty four thousand one hundred fifty seven) new shares, each with par value of R$5.00 (five Reais), of which 47,927,623 (forty seven million nine hundred twenty seven thousand six hundred twenty three) are nominal common shares, and 61,726,534 (sixty one million seven hundred twenty six thousand five hundred thirty four) are nominal preferred shares, through capitalization of R$548,270,785.00 (five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais), from absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account, — with consequent distribution to stockholders of a stock dividend, of 12.854843355%,             in new shares, of the same type as those held and each with par value of R$5.00 (five Reais).

III)                                          Consequent redrafting of the by-laws, changing the head paragraph of Clause 4, to the following:

“Clause 4        The company’s Share Capital is R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais), represented by:

a)                                                  420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with par value of R$ 5.00;

b)                                                  541,907,677 (five hundred forty one million nine hundred seven thousand six hundred seventy seven) nominal preferred shares each with par value of R$ 5.00.”

IV)                                                                              Stock dividend: Authorization for the Executive Board to take the following measures:

•                                                       to attribute a stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of the General Meeting of Stockholders that decides on this proposal;

•                                                       to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                                                       to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                                                       to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.

After carefully analyzing the said proposal, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 27, 2013.

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond
Luiz Guaritá Neto
Thales de Souza Ramos Filho
Vicente de Paulo Barros Pegoraro

APPENDIX 7

Information indicated in Items 12.6 to 12.10 of the Reference Form, on the candidates for membership of the Board of Directors and the Audit Board of Cemig nominated by the controlling stockholder

12.6. Information on the member of the Board of Directors:

Name: Adriano Magalhães Chaves

Age:  45

Profession: Electrical engineer

CPF: 086.051.928-79

Date of birth: 29-10-1967

Position: Substitute member

Date of election:  18-12-2012

Date of swearing-in:   18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: Employee, seconded.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the Board of Directors Support committee.

12.8. Please supply:

a.         Summary CV, containing:

i.            Principal professional experience in the last 5 years, indicating:

•             name of company:

•             positions and functions inherent to the position;

•             principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

•             2007—2009: Adviser to the Deputy Governor of Minas Gerais State, interacting with the government, the secretariat departments of the state, company under direct and indirect State administration, and business and/or employee associations, seeking a strategic alignment in all the areas of interest of the Minas Gerais state government;

•             2009—2010: Chairman of the Minas Gerais Integrated Development Institute (Instituto de Desenvolvimento Integrado de Minas Gerais, or INDI).January 2011 to date: Environment and Sustainable Development Secretary of Minas Gerais State.

•             Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.: - Sitting member, from December 10, 2009 to April 29, 2010; Substitute member from April 29, 2010.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.: - Sitting member, from December 10, 2009 to April 29, 2010; Substitute member from April 29, 2010.

Planning Manager of Cemig’s Electricity Structuring Project for the Northeast of Minas Gerais: 2003—2006.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011,2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☐  No.

☒ Yes — If yes, describe the relationship:

From 2007 to 2009 he was Advisor to the Deputy Governor of the State of Minas Gerais.

2009—2010: Chairman of the Minas Gerais Integrated Development Institute (Instituto de Desenvolvimento Integrado de Minas Gerais, or INDI).

January 2011 to date: Environment and Sustainable Development Secretary of Minas Gerais State.

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information about the member of the Audit Board:

Name: Aliomar Silva Lima

Age: 59

Profession: Economist

CPF: 131.654.456-72

Date of birth: 07-10-1953

Position: Substitute member

Date of election:  27-04-2012

Date of swearing-in:   27-04-2012

Period of office:  Until the Annual General Meeting to be held in 2013.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.       Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8.   For each of the managers and members of the Audit Board, supply:

a.   Résumé, containing the following information:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company

•    Position and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Member of the Audit Boards of: Cemig; Cemig Distribuição S.A.; Cemig Geração e Transmissão S.A.; Companhia de Gás de Minas Gerais — Gasmig; Cemig Telecomunicações S.A. — Cemig Telecom; and Redentor Energia S.A.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Audit Boards of Cemig, Cemig Distribuição S.A., and Cemig Geração e Transmissão S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Arcângelo Eustáquio Torres Queiroz

Age: 47

Profession: Electricity employee

CPF: 539.109.746-00

Date of birth: 26-03-1966

Position: Sitting member

Date of election:  18-12-2012

Date of swearing-in:   18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: Employee, seconded.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Member of the Technical Administrative Staff of Cemig Distribuição S.A.

Member of the Pro-Health (Prosaúde) Committee of Forluz, from 2006 to 2010.

Sitting member of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2009.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☐  No.

☒ Yes — If yes, describe the relationship and the company/ies:

Member of the Technical Administrative Staff of Cemig Distribuição S.A.

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information about the member of the Audit Board:

Name: Ari Barcelos da Silva

Age: 71

Profession: Company manager

CPF: 006.124.137-72

Date of birth: 03-03-1942

Position: Substitute member

Date of election:  27-04-2012

Date of swearing-in:   27-04-2012

Period of office:  Until the Annual General Meeting to be held in 2013.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8.   For each of the managers and members of the Audit Board, supply:

a.   Résumé, containing the following information:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    Position and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Adviser to the CEO of Furnas Centrais Elétricas S.A. for internal control and audit matters: since March 2011.

Member of the Audit Boards of Cemig, Cemig Distribuição S.A., Cemig Geração e Transmissão S.A. and Light S.A.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Centrais Elétricas Brasileiras S.A. — ELETROBRAS

May 1985 to October 1990

-Assistant to the Chief Economic and Financial Officer’s Department.

-President of Eletros — Eletrobras employees’ pension fund (Fundação Eletrobras de Seguridade Social),

May 1974 to April 1985

Head of Accounting Department,

June 1966 to April 1971

Deputy Chief Accountant of the Company

b. Description of any of the following events that have taken place during the last 5 years:

i.            Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)        Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.                  Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information about the member of the Audit Board:

Name: Aristóteles Luiz Menezes Vasconcellos Drummond

Age: 68

Profession: Journalist and Company Manager

CPF: 026.939.257-20

Date of birth: 22-11-1944

Position: Chair

Date of election:  27-04-2012

Date of swearing-in:   27-04-2012

Period of office:  Until the Annual General Meeting to be held in 2013.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.       Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8.   For each of the managers and members of the Audit Board, supply:

a.   Résumé, containing the following information:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    Position and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Member of the Audit Board of Companhia Energética de Minas Gerais, since 1995, and of the Audit Boards of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

Member of the Boards of Directors of Companhia Energética do Amazonas — CEAM, and Centrais Elétricas Matogrossenses S.A. — CEMAT, and member of the Audit Board of Light S.A., since 2006.

Since 1973: Owner of Irad Assessoria e Consultoria Ltda., working in management and communication, with emphasis on coordination of budgets for advertising, promotion and marketing of large companies.

Writes in the magazines Foco and Encontro, and for Jornal do Brasil (online), Jornal Diário do Comércio (SP), O Dia (RJ), Hoje em Dia (BH) and Jornal do Comércio (Manaus), among other media.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Companhia Energética do Amazonas — CEAM, and Centrais Elétricas Matogrossenses S.A. — CEMAT, and member of the Audit Board of Light S.A., since 2006.

Member of the Audit Board of Companhia Energética de Minas Gerais, since 1995, and of the Audit Boards of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

b. Description of any of the following events that have taken place during the last 5 years:

i.            Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)        Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.         Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Djalma Bastos de Morais

Age: 76

Profession: Engineer

CPF: 006.633.526-49

Date of birth: 16-03-1937

Position: Sitting member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: Chief Executive Officer.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The person indicated is/will be a member of the Corporate Governance and Sustainability Committee of the Board of Directors.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Chairman of the Board of Directors of Companhia de Gás de Minas Gerais — Gasmig, since January 29, 1999.

Deputy Chairman of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A, and Cemig Geração e Transmissão S.A.

CEO of Companhia Energética de Minas Gerais, since January 14, 1999, and of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004;

CEO and Chairman of the Board of Directors of Cemig Telecomunicações S.A. — Cemig Telecom, since May 20, 1999.

Member of the Board of Directors of Light S.A. and of Light Serviços de Eletricidade S.A. since August 10, 2006.

Chairman of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. — Taesa, since November 4, 2009.

Chairman of the Board of Directors of Companhia de Gás de Minas Gerais — Gasmig, since January 29, 1999.

Chairman of the Board of Directors of Central Termelétrica de Cogeração S.A.

Chair of the Board of Directors of Central Hidrelétrica Pai Joaquim S.A., from December 28, 2005 to June 17, 2011.

Member of the Boards of Directors of Light S.A. and of Light Serviços de Eletricidade S.A., since August 10, 2006.

CEO of Cemig Serviços S.A., since April 9, 2008.

Member of the Board of Directors of Parati S.A. — Participações em Ativos de Energia Elétrica, since April 11, 2011.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

CEO and Vice-Chair of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Chair of the Board of Directors of Cemig Telecomunicações S.A. — Cemig Telecom.

Member of the Board of Directors of Light S.A. and of Light Serviços de Eletricidade S.A.

Chair of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. — Taesa.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Dorothea Fonseca Furquim Werneck;

Age: 64

Profession: Economist

CPF: 261.863.817-49

Date of birth: 09-07-1948

Position: Sitting member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The person indicated is/will be a member of the Corporate Governance and Sustainability Committee of the Board of Directors.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

From 2008 to 2010 she did not carry out any professional activities.

Minas Gerais State Secretary for Economic Development, since January 2011.

Chair of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A., and Cemig Geração e Transmissão S.A., since 2011.

Vice-Chair of the Board of Directors of the Minas Gerais Development Bank (Banco de Desenvolvimento de Minas Gerais S.A., or BDMG).

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Chair of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A., and Cemig Geração e Transmissão S.A., since 2011.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

d.   Any company directly or indirectly controlled by Cemig:

☒   No

☐  Yes — If yes, describe the relationship and the company/ies:

e.   The State of Minas Gerais:

☐  No.

☒ Yes — If yes, describe the relationship:

She is the Minas Gerais State Secretary for Economic Development

f.    — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Franklin Moreira Gonçalves

Age: 42

Profession: Data processing technologist

CPF: 754.988.566-72

Date of birth: 12-10-1970

Position: Substitute member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: Employee, seconded.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The person indicated is/will be a member of the Corporate Governance and Sustainability Committee of the Board of Directors.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Member of System Operation Technical Staff, Cemig Distribuição S.A.;

Substitute member of the Board of Directors of Companhia Energética de Minas Gerais, since 2003, and of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. since 2004.

Member of the Board of Directors of companies of the “TBE Group”:

Empresa Amazonense de Transmissão de Energia S.A. — EATE; Empresa Regional de Transmissão de Energia S.A. — ERTE; and Empresa Norte de Transmissão de Energia S.A. — ENTE (since September 12, 2011).

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company/ies directly or indirectly controlled by Cemig or Cemig GT:

☐  No.

☒ Yes — If yes, describe the relationship and the company/ies:

Member of System Operation Technical Staff, Cemig Distribuição S.A.

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, Cemig D or Cemig GT, or of any of their subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these.

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Fuad Jorge Noman Filho

Age: 65

Profession: Economist

CPF: 009.880.816-87

Date of birth: 30-06-1947

Position: Sitting member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office: Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the Board of Directors Committee for New Business Development and Corporate Control of Subsidiaries.

12.8.   For each of the managers and members of the Audit Board, supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Minas Gerais State Transport and Public Works Secretary — from 2007 until June 2010.

Member of the Board of Directors of the Minas Gerais Development Bank (Banco de Desenvolvimento de Minas Gerais S.A., or BDMG), from 2007 to 2011..

Member of the Board of Directors of Marcopolo S.A., since 2008.

Chairman of Companhia de Gás de Minas Gerais — Gasmig, from January 3, 2011 to Aug. 1, 2012.

Member of the Board of Directors of Companhia de Gás de Minas Gerais — from Jan. 20, 2011.

Chief Officer for the Gas Division of: Cemig, Cemig D and Cemig GT — from January 3, 2011 to August 1, 2012.

Minas Gerais State Secretary for Coordination of Investments, since Aug. 1, 2012

Extraordinary Secretary for the Soccer World Cup, of Minas Gerais State, from Aug. 2, 2012 to October 18, 2012.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Director for Retail, Security and Distribution, Banco do Brasil: 1999.

Member of the Board of Directors of Marcopolo S.A.: since 2008.

Chief Officer for the Gas Division of: Cemig, Cemig D and Cemig GT — from Jan. 3, 2011 to Aug 1, 2012.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b. Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☐  No.

☒ Yes — If yes, describe the relationship and the company/ies:

Chairman, Companhia de Gás de Minas Gerais — Gasmig — from January 3, 2011 to Aug. 1, 2012.

Chief Officer for the Gas Division of: Cemig, Cemig D and Cemig GT — from Jan. 3, 2011 to Aug 1, 2012.

b.   The State of Minas Gerais:

☐  No.

☒ Yes — If yes, describe the relationship:

Minas Gerais State Transport and Public Works Secretary — from 2007 to June 2010

Minas Gerais State Secretary for Coordination of Investments — since Aug. 1, 2012

Extraordinary Secretary for the Soccer World Cup, of Minas Gerais State, from Aug. 2, 2012 to October 18, 2012.

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Guilherme Horta Gonçalves Junior

Age:  60

Profession: Economist

CPF: 266.078.757-34

Date of birth: 07-08-1952

Position: Substitute member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

2008—2010: Special Adviser to the Governor of Minas Gerais State and member of the Audit Board of BDMG (Minas Gerais Development Bank).2011—12: Member of the Audit Board of MGI and Special Management Coordinator of the Integrated Services Units (Unidades de Atendimento Integrado, or UAIs) of the Planning and Management Department (Secretaria de Estado de Planejamento e Gestão, or Seplag) of Minas Gerais State.

Since 2008: Special Advisor to the President of the Minas Gerais State Development Company (Companhia de Desenvolvimento do Estado de Minas Gerais — Codemig) and (2011/2012) Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Since 2012: Chief Officer for Projects, Supplies and Human Resources, Transmissora Aliança de Energia — TAESA.

Substitute Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: João Camilo Penna

Age: 87

Profession: Engineer

CPF: 000.976.836-04

Date of birth: 19-12-1925

Position: Sitting member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the Board of Directors Support committee.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2008.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Joaquim Francisco de Castro Neto

Age: 68

Profession: Company manager

CPF: 026.491.797-91

Date of birth: 30-03-1944

Position: Sitting member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the Board of Directors Strategy committee.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Member of the Board of Directors of Unibanco.

Chairman of the Board of Directors of Redecard.

Chairman of the Board of Directors of Magazine Luiza.

Member of the Board of Directors of Jereissati Holding.

Member of the Board of Directors of Bodytech.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2011.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Executive Director, Deputy CEO, CEO and Member of the Board of Directors of Unibanco União de Bancos Brasileiros S.A.

Member and Chairman of the Board of Directors of Magazine Luiza.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Lauro Sérgio Vasconcelos David

Age: 44

Profession: Company Manager

CPF: 603.695.316-04

Date of birth: 04-04-1968

Position: Substitute member

Date of election:  18-12-2012

Date of swearing-in:   18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: Employee, seconded.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the following committees supporting the Board of Directors: Human Resources Committee; the Committee for Business Development and Corporate Control of Subsidiaries and Affiliates; and the Finance, Audit and Risks Committee.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

President of Cemig Employees Investment Club (CLIC), 2005-2011.

Member of the Board of Directors of Cemig Telecomunicações S.A. — Cemig Telecom, since March 2003.

Member of the Audit Board of Funcoge (since December 2008).

Member of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since March 2006.

General Manager for Coordination and Corporate Management of Companhia Energética de Minas Gerais, from 2005 to September 2011.

Chief Technical and Commercial Officer of the Companies of the “TBE Group”:

Empresa Catarinense de Energia  S.A. — ECTE; Empresa Paraense de Transmissão de Energia S.A. — ETEP; Empresa Amazonense de Transmissão de Energia S.A. — EATE; Empresa Regional de Transmissão de Energia S.A. — ERTE; Empresa Norte de Transmissão de Energia S.A. — ENTE; Empresa Brasileira de Transmissão de Energia S.A. — EBTE; Sistema de Transmissão Catarinense S.A. — STC; Empresa Santos Dumont de Energia S.A. — ESDE; and, Companhia Transmissora de Energia Elétrica — Lumitrans (since September 2011);

Member of the Board of Directors of the Brazilian National Electricity System Operator (Operador Nacional do Sistema Elétrico — ONS), since April 2012.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Board of Directors of Cemig Telecomunicações S.A. — Cemig Telecom.

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

General Manager for Coordination and Corporate Management of Companhia Energética de Minas Gerais.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☐  No.

☒ Yes — If yes, describe the relationship and the company/ies:

Held the post of General Corporate Manager from 2005 to September 2011.

Chief Technical and Commercial Officer of the Companies of the TBE (Transmissoras Brasileiras de Energia) Group.

b.   The State of Minas Gerais:

☒ No

☐ Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Leonardo Maurício Colombini Lima

Age: 66

Profession: Accountant

CPF: 065.276.716-87

Date of birth: 05-04-1946

Position: Substitute member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the Board of Directors Support committee.

12.8.   For each of the managers and members of the Audit Board, supply:

a.   Résumé, containing the following information:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    Position and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

In the Minas Gerais State Government, from 2003, he was Special Advisor to the State Finance Department, Under-secretary of the State Treasury, and Deputy Finance Secretary. Since May 2010 he has been State Finance Secretary.

Member of the Boards of Directors of: Minas Gerais Development Bank (Banco de Desenvolvimento de Minas Gerais, or BDMG); MGI Minas Gerais Participações; and Gasmig (Companhia de Gás de Minas Gerais).

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2011.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Member of the Board of Directors of MGI — Minas Gerais Participações

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒  No

☐   Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☐   No.

☒ Yes — If yes, describe the relationship:

Deputy Finance Secretary of Minas Gerais State, 2009—2010.

Finance Secretary, Minas Gerais State, 2010—2012.

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Luiz Augusto de Barros

Age: 69

Profession: Civil engineer

CPF: 076.215.406-30

Date of birth: 14-01-1944

Position: Substitute member

Date of election:  18-12-2012

Date of swearing-in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the Board of Directors Support Committee and the Board of Directors Strategy Committee.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Substitute member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since August 2012.

Minas Gerais State Development Company (Cia. de Desenvolvimento do Estado de Minas Gerais — Codemig): Director of Works, since March 2011.

Camter Construções e Empreendimentos: Managing Director, September 2004 to April 2010.

Brazilian Construction Industry Chamber (Câmara Brasileira da Indústria da Construção — CBIC): Vice-President for the periods 2005—2008 and 2008—2011.

Minas Gerais Industries Federation (Federação das Indústrias de Minas Gerais — Fiemg):

•    Vice-Chairman, 2006—2010;

•    Director, 2010—2014;

•    Chairman of the Council on Legislation (Conselho de Assuntos Legislativos, COAL) from 2006 to 2010, and Member of the Council from 2010 to 2014.

Brazilian Highway Works Companies Association (Associação Nacional de Empresas de Obras Rodoviárias — Aneor):

•    Director, 2009—2012;

•    Council member, 2006—2009.

Minas Gerais Heavy Construction Industry Federation (Sindicato da Indústria da Construção Pesada de Minas Gerais — Sicepot-MG): Council Member, since 2009.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information about the member of the Audit Board:

Name: Luiz Guaritá Neto

Age: 57

Profession: Engineer and entrepreneur

CPF: 289.118.816-00

Date of birth: 21-04-1955

Position: Sitting member

Date of election:  27-04-2012

Date sworn in:   27-04-2012

Period of office:  Until the Annual General Meeting to be held in 2013.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.       Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8.   For each of the managers and members of the Audit Board, supply:

a.   Résumé, containing the following information:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    Position and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Vice-president of the Association of Municipalities (ABM); President of the Macro-regional Association of the Municipalities of the South of the Minas Gerais Triangle (Associação Macroregional dos Municípios do Sul do Triangulo Mineiro, or Amtrim).

Member of the State Housing Council.

First Substitute for Senator Eduardo Brandão de Azeredo — elected period Jan. 1, 2003 to December 31, 2010.

Member of the Audit Boards of Companhia Energética de Minas Gerais, since 2003, and of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

Member of the Board of Directors of Shopping Center Uberaba, since 2009.

Partner-Director of Construtora RCG Ltda., since 2000.

Partner-Director of Cat’s Hotelaria e Empreendimentos Ltda. since 1986.

Partner-Director of Guaritá e Guaritá Participações Ltda., since 2006.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Audit Boards of Companhia Energética de Minas Gerais, since 2003, and of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

b. Description of any of the following events that have taken place during the last 5 years:

i.            Any criminal conviction:

☒ No

☐  Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐  Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)        Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.         Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐  Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Marco Antonio Rodrigues da Cunha

Age: 58

Profession: Civil engineer

CPF: 428.576.006-15

Date of birth: 14-03-1955

Position: Substitute member

Date of election:  18-12-2012

Date sworn in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the following committees that support the Board of Directors: the Board of Directors Support Committee; the Human Resources Committee; and the Finance, Audit and Risks Committee.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Deputy Secretary for Industry, Trade and Services of Minas Gerais State, responsible to the State’s Economic Development Department, since March 2011.

President of the Training, Teaching and Research Institute for the Electricity Sector — COGE Foundation, 2008 to 2010.

Substitute member of the Boards of Directors of Companhia Energética de Minas Gerais, since 2003, and of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2004.

Chief Corporate Management Officer of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., 2007—2011.

Chief Executive Officer of Sá Carvalho S.A., 2007 to 2011.

Deputy CEO of Rosal Energia S.A., 2007—2011;

Director of Capim Branco Energia S.A., of Central Termelétrica de Cogeração S.A. and of Cemig Telecomunicações S.A., 2007—2011.

Member of the Board of Directors of Central Hidrelétrica Pai Joaquim S.A., 2007—2011.

Chief Administrative Officer of Cemig Serviços S.A., 2008—2011.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A., Cemig Geração e Transmissão S.A. and Cemig Telecomunicações S.A.

Chief Corporate Management Officer of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐ Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐ Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐ Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☐ No.

☒ Yes — If yes, describe the relationship:

Undersecretary for Industry, Trade and Services in the Minas Gerais State Economic Development Department, since March 2011.

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

12.6. Information about the member of the Audit Board:

Name: Marcus Eolo de Lamounier Bicalho

Age: 71

Profession: Economist

CPF: 001.909.696-87

Date of birth: 16-09-1941

Position: Substitute member

Date of election:  27-04-2012

Date sworn in:   27-04-2012

Period of office:  Until the Annual General Meeting to be held in 2013.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.       Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8.  For each of the managers and members of the Audit Board, supply:

a.   Résumé, containing the following information:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    Position and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Chief of Staff of the Minas Gerais State Transport and Public Works Department: March 2007—January 2011.

Advisor to the Office of the President of the Minas Gerais Development Bank (Banco de Desenvolvimento de Minas Gerais S.A., or BDMG), a public company that finances and fosters development of the economy of Minas Gerais State — since April 2011.

Member of the Audit Board of Cemig, since 2003; and of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. since 2004.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b. Description of any of the following events that have taken place during the last 5 years:

i.            Any criminal conviction:

☒ No

☐ Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐ Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)        Any other manager/s of Cemig:

☒ No

☐ Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.         Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☐ No.

☒ Yes — If yes, describe the relationship:

Chief of Staff of the Minas Gerais State Transport and Public Works Department from March 2007 to January 2011.

Retired former Tax Revenue Analyst of the Minas Gerais State Finance Department.

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Paulo Sérgio Machado Ribeiro

Age: 52

Profession: Engineer

CPF: 428.576.006-15

Date of birth: 10-01-1961

Position: Substitute member

Date of election:  18-12-2012

Date sworn in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

The candidate is a member of the following committees supporting the Board of Directors: Human Resources Committee; Committee for Business Development and Corporate Control of Subsidiaries and Affiliates; and the Finance, Audit and Risks Committee.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Undersecretary of Mineral and Energy Policy of Minas Gerais State, since 2008.

Substitute member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., since 2008.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐ Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐ Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐ Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011 and/or 2012 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☐ No.

☒ Yes — If yes, describe the relationship:

Deputy Secretary for Industry, Trade and Services of Minas Gerais State, responsible to the State’s Economic Development Department.

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Tadeu Barreto Guimarães

Age: 52

Profession: Economist

CPF: 370.853.526-04

Date of birth: 16-03-1936

Position: Sitting member

Date of election:

Date sworn in:

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.       Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Consultant to the Office of the President of Minas Gerais Development Bank (BDMG), since August 1, 2012);

State Secretary for the Minas Gerais Office of Strategic Priorities, January 2011—August 2012.

Member of the Board of Directors of Minas Gerais Water Utilities Company (Copasa), April 2012—April 2013.

Executive Coordinator to the Minas Gerais State Planning and Management Office (SEPLAG).

State for Results (EpR) Program, January 2007—December 2010.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Board of Directors of Minas Gerais Water Utilities Company (Copasa).

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐ Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐ Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐ Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the controlled company:

c)   Any administrator/s of the State of Minas Gerais:

☐  No.

☒  Yes — If yes, describe: Cousin on Mr. Alberto Guimarães Andrade, Deputy Chief Attorney of the State.

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.   Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐ Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

12.6. Information about the member of the Audit Board:

Name: Thales de Souza Ramos Filho

Age: 72

Profession: Doctor

CPF: 003734436-68

Date of birth: 22-03-1940

Position: Sitting member

Date of election:  27-04-2012

Date sworn in:   27-04-2012

Period of office:  Until the Annual General Meeting to be held in 2013.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7.       Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8. For each of the managers and members of the Audit Board, supply:

a.   Résumé, containing the following information:

i.    Principal professional experience in the last 5 years, indicating:

•    name of company;

•    Position and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Member of the Audit Board of Cemig, since 2003; and of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. since 2004.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Audit Boards of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.            Any criminal conviction:

☒ No

☐ Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐ Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)        Any other manager/s of Cemig:

☒ No

☐  Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the controlled company:

c)   Manager/s of the State of Minas Gerais

☒ No

☐ Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.         Any company directly or indirectly controlled by Cemig:

☒ No

☐  Yes — If yes, describe the relationship and the company/ies:

b.   The State of Minas Gerais:

☒ No

☐ Yes — If yes, describe the relationship:

c.   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes — If yes, describe the relationship and the company/ies:

12.6. Information on the member of the Board of Directors:

Name: Wando Pereira Borges

Age: 77

Profession: Economist

CPF: 000.289.756-34

Date of birth: 16-03-1936

Position: Sitting member

Date of election:  18-12-2012

Date sworn in:    18-12-2012

Period of office:  Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8. Please supply:

a.   Summary CV, containing:

i.    Principal professional experience in the last 5 years, indicating:

•    Name of company:

•    positions and functions inherent to the position;

•    principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Bozel Mineração S.A. — Member of the Board of Directors: April 2008—February 2010.

ELEJA — Elétrica Jacuí S.A. (May 2008—October 2009): CEO.

Powerbras Energia Holding Ltda: General Manager, October 2008—October 2009.

Powerbras Leão II Mineração Ltda, and Riomaggiore Mineração Ltda: General Manager, February—October 2009.

ii.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Bozel Mineração S.A. — Member of the Board of Directors.

ELEJA — Elétrica Jacuí S.A.: CEO.

b.   Description of any of the following events that have taken place in the last 5 years:

i.    Any criminal conviction:

☒ No

☐ Yes — If yes, describe:

ii.   Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒ No

☐ Yes — If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)   Any other manager/s of Cemig:

☒ No

☐ Yes — If yes, describe the relationship:

b)   Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes — If yes, describe the relationship and the controlled company:

c)   Manager/s of the State of Minas Gerais

☒ No

☐ Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011, 2012 and/or 2013 the candidate had any relationship of subordination with:

a.         Any company directly or indirectly controlled by Cemig:

☒  No

☐  Yes — If yes, describe the relationship and the company/ies:

b.         The State of Minas Gerais:

☒  No

☐  Yes — If yes, describe the relationship:

c.          — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒  No

☐  Yes — If yes, describe the relationship and the company/ies:

APPENDIX 8

13.1 Describe the policy or practice for the remuneration of the Board of Directors, statutory and non-statutory directors, the Audit Board, the statutory committees and the audit, risk, finance and remuneration committees, dealing with the following aspects:

a.      Objectives of the remuneration policy or practice

The principal objective of the Company’s remuneration policy is to establish a system of remuneration of management that helps align the interests of management with those of the stockholders.

As determined in the Bylaws, the global or individual amount of the remuneration of the Executive Board, the Board of Directors and Committees, and the Audit Board is decided by the General Meeting of Stockholders.

The Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 27, 2012, decided the Annual Global Financial Allocations for Remuneration of Management and Members of the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, in the amount of up to R$ 16,400,000.00 (sixteen million four hundred thousand Reais), including health insurance for the Chief Officers, to be contracted at the same level as for the Company’s employees, with the monthly remuneration of the Chief Executive Officer being set at R$ 35,000,00 (thirty five thousand Reais), and the remuneration of the other Chief Officers, individually, at R$ 30,000.00 (thirty thousand Reais), the amounts receivable by the Chief Officers for paid leave, bonuses and other benefits being adjusted proportionately.

b.       Composition of the remuneration, indicating:

i.      Description of the elements of the remuneration and the objectives of each one of them

a)      The Board of Directors

The members of the Company’s Board of Directors receive remuneration divided into a fixed part, comprising a salary or pro-labore payment and direct benefits, and a variable part, comprising an amount equivalent to their attendance at meetings and for profit-sharing.

In the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 27, 2012, a fixed monthly remuneration was set, for each member of the Board of Directors, except those sitting or substitute members who are also Chief Officers, and subject to the condition relating to the payment of the jeton mentioned below, equivalent to 20% of the monthly remuneration that a Chief Officer of the Company receives, that is to say R$ 6,091.91 (six thousand ninety one Reais and ninety one centavos). The substitute members are remunerated only when they are substituting sitting members.

Of this amount, 50% is equivalent to the salary or pro-labore, which is paid only to the sitting members of the Company’s Board of Directors. The other 50% is equivalent to the remuneration for participation in meetings, and is represented by jetons paid to the sitting member or to the substitute member who substitutes the sitting member in meetings. In the event of there being more than one meeting in the month, the jeton will be divided proportionately over the number of meetings held, and received by the sitting Member or by the substitute Member who replaces that Member; in the event of there not being a meeting in the month, the sitting Member shall receive the total amount of the monthly remuneration; in the event of there being a meeting in the month and neither the sitting Member nor his or her substitute Member attending, the portion relating to the jeton shall not be payable, and the sitting Member shall receive the amount equivalent to his or her pro-labore.

The other components of the remuneration of the Board of Directors are the Company’s contribution to the National Social Security System (INSS) on the salary and the meeting attendance payment. To members of the Board of Directors that are resident in other municipalities than that of the head office of the Company, the Company offers the direct benefit of reimbursement of the expenses of travel and accommodation necessary for them to attend the meetings and carry out their functions, equivalent to approximately 10% of the total monthly remuneration of a Board Member, per meeting at which they attend. Further, the Company provides members of the Board of Directors with optional inscription in a Group Life Insurance Policy, paid for entirely by the Company, and also optional participation in a retirement plan, paid for 50%/50% by the Board Member and the Company.

The fixed remuneration (12 monthly remunerations) and other components of the remuneration (the Company’s INSS contribution) aim to compensate the members of the Board of Directors for the time dedicated to the performance of their functions and for their contributions to the Company, established based on assessment of their duties and responsibilities, and also, in counterpart, making it possible for the Chairman of the Board of Directors to demand effort and performance by each one of its members.

The remuneration proportional to attendance aims to motivate attendance by members at the meetings that are called, contributing to effective participation in the conduct of business and effective performance of their functions.

b)      The Executive Board

The members of Cemig’s Executive Board receive a fixed remuneration, comprising a salary or pro-labore and direct benefits, and a variable remuneration, represented by a share in the profits of the Company.

Under the by-laws, the global or individual amount of the remuneration of the Executive Board, including benefits of any type, must be fixed by the General Meeting of Stockholders, in accordance with the legislation currently in effect. The Chief Officers also have the right to an annual leave, of not more than 30 (thirty) days, non-cumulative, during which they have the right to a remuneration equivalent to their monthly remuneration plus one-third.

The company grants the following direct benefits to its Chief Officers:

(i) monthly, on the 25th day of each month on the first prior business day, an amount equivalent to the meal vouchers established for the employees in the Collective Employment Agreement, for the subsequent months, provided electronically, on the basis of the sharing factor in accordance with salary levels;

(ii) optional membership of a group life insurance policy paid for totally by the Company; and

(iii) an optional health and dental insurance plan, paid for entirely by the Company (in the case of special dependents, the amount is paid for totally by the Chief Officer).

Further, the Company grants to Chief Officers optional participation in a post-employment private pension plan, paid for 50%/50% by the Chief Officer and the Company.

Other components of the remuneration of the Chief Officers are an annual bonus in the amount of the monthly salary, payments for paid leave, the Company’s contribution to the INSS, and payment of the FGTS amount on the salary and profit sharing amounts received.

The variable remuneration for the Executive Board consists of profit sharing, paid two times per year: one according to the same criteria established in the Specific Collective Employment Agreement of the Company, and the other paid in the form of an advance against the Company’s profit, with a calculation, in the following year, of comparison with the targets established by the Board of Directors.

The fixed remuneration or pro-labore of the Executive Board aims to compensate the time dedicated to the performance of their functions and their extraordinary contributions to the

Company, being established based on assessment of the value of their duties and responsibilities and the value of their services in the market.

The purpose of the concession of these direct benefits is to make the remuneration package more attractive, complementing the fees and the legal benefits of the Chief Officers, functioning also as a motivational strategy tool in relation to the Managers, since the mandatory charges on payroll that are such a burden for hiring do not apply to the amount paid.

The aim of this variable remuneration is to motivate the members of the Executive Board toward effective participation in the conduct of the business, through a reward linked to the organization’s performance.

The Company grants its Chief Officers, as an act only of generosity, monthly payment of contribution to the FGTS.

c)       Audit Board

The members of the Audit Board receive only a fixed remuneration, comprising salary or pro-labore and direct benefits.

The Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 27, 2012 set the remuneration of each Sitting Member of the Audit Board at 10% (ten per cent) of the average remuneration of a Chief Officer of the Company, i.e. R$ 3,045.45 (three thousand forty five Reais and forty five centavos); and also specified the monthly remuneration of each Substitute Member of the Audit Board to be equivalent to 80% (eighty per cent) of the monthly remuneration of the Sitting Member, i.e. R$ 2,436.36 (two thousand four hundred and thirty six Reais and thirty six centavos), in both cases excluding the benefits normally applicable under the Law.

The company also offers, as direct benefits to members of the Audit Board, sitting or substitute, who are resident in other municipalities than that of the head office of the Company, reimbursement of expenses of travel and accommodation between the municipality of their residents and that of the Company necessary for their attendance at the meetings or carrying out their functions, equivalent to approximately 10% (ten per cent) of the total monthly remuneration of the Member, for each meeting they attend. The Company gives its Chief Officers optional membership of a Group Life Insurance Policy paid for totally by the Company.

The other components of the remuneration of the members of the Audit Board comprise the Company’s contribution to the INSS on the salary received. The aim of salary or pro-labore for the members of the Audit Board is to compensate the time dedicated to the performance of their functions and to their contributions to the Company, established based on assessment of their duties and responsibilities, also making it possible for performance to be requested, in counterpart, from each one of its members.

The aim of the direct benefits is to pay for expenses of travel and food of the members of the Audit Board who are resident in other municipalities than that of the Company’s head office, and also to provide the options for inscription in a Group Life Insurance Policy.

d)       Board of Directors’ Support Committee

All the substitute members of the Board of Directors who are on the Board of Directors Support Committee, other than the Board Members who exercise the position of Chief Officers, receive additional and specific remuneration due to the fact that they take part in the Committee, equivalent to the remuneration established for the Sitting Board Member. However, the substitute members of the Board of Directors that have received specific remuneration for taking part in meetings of the Board of Directors Support Committee do not receive additional jetons for replacing effective sitting members in meetings of the Company’s Board of Directors.

The remuneration is divided into a fixed component and a variable component in proportion to attendance, the pre-determined component (salary or pro-labore) being equivalent to 50% of the stipulated monthly remuneration of sitting Members of the Board of Directors. The variable component proportional to attendance (remuneration for participation in meetings) is represented by the other 50% of the monthly remuneration stipulated, divided into jetons paid. In the event of there being more than one meeting in the month, the jeton will be divided proportionately over the number of meetings held; in the event of there not being a meeting in the month, the total amount of the monthly remuneration is paid. In the event of there being a meeting in the month and the Member of the Board of Directors Support Committee not attending, the portion relating to the jeton shall not be payable, and the Member shall receive only the fixed portion.

As direct benefits, the Company offers the members of the Board of Directors Support Committee resident in other municipalities than that of the head office of the Company, reimbursement of the expenses of air travel and accommodation necessary for them to attend the meetings and carry out their functions, equivalent to approximately 10% of the total monthly remuneration of a Board Member, per meeting at which they attend. The Company also gives members of the Board of Directors Support Committee optional membership of a Group Life Insurance Policy, paid for totally by the Company.

The other components of the remuneration of the Support Committee are the Company’s contribution to the National Social Security System (INSS) on the salary, and payment for participation in meetings, received.

The aim of salary or pro-labore for the members of the Board of Directors Support Committee is to compensate the time dedicated to the performance of their functions and to their contributions to the Company, established based on assessment of their duties and responsibilities, also making it possible for performance to be requested, in counterpart, from each one of its members.

The remuneration proportional to attendance aims to motivate the members of the Committee to attend the meetings that are called, so as to guarantee effective participation in the conduct of business and effective performance of their functions of support to the Board of Directors.

The direct benefits aim to pay for expenses of travel and meals of the members of the Board of Directors Support Committee that are resident in other municipalities than that of the Company’s head office.

e) Other Committees of the Board of Directors

No additional direct or indirect remuneration or benefit is paid to the sitting or substitute members of the Board of Directors for participation in the other committees of the Board of Directors.

ii.                 What is the proportion of each element in the total remuneration?

The Board of Directors

Element	Percentage of the Total Remuneration
Salary or “pro-labore” payment	38.52%
Direct benefits	7.14%
Others	15.41%
Remuneration for participation in committees	38.52%
Profit shares	0.00
Post-employment	0.43%

Executive Board:

Element	Percentage of the Total Remuneration
Salary or “pro-labore” payment	37.99%
Direct benefits	10.55%
Others	19.56%
Profit shares	23.05%
Post-employment	8.85%

Audit Board

Element	Percentage of the Total Remuneration
Salary or “pro-labore” payment	71.53%
Direct benefits	14.16%
Others	14.31%

Board of Directors’ Support Committee:

Element	Percentage of the Total Remuneration
Salary or “pro-labore” payment	38.78%
Remuneration for participation in committees	38.78%
Direct benefits	6.94%
Others	15.51%

iii.               Methodology of calculation and adjustment of each one of the elements of the remuneration

The amounts of remuneration paid by the Company to its Managers are established in General Meeting of Stockholders.

There is no methodology of adjustment established for the remuneration paid by the Company to its managers.

iv.                Reasons for the composition of the remuneration

The composition of the remuneration is justified solely and exclusively on the basis of the proposal by the majority stockholder, the State of Minas Gerais, approved by the Ordinary and Extraordinary General Meetings of Stockholders held on April 27, 2012.

Those meetings also decided to allocate the Annual Global Amount to be distributed for composition of the portions of remuneration of the Board of Directors, the Board of Directors Support Committee, the Executive Board and the Audit Board.

v.                 Principal indicators of performance that are taken into consideration in the determination of each element of the remuneration

The remuneration of the Managers that is linked to performance indicators is the profit sharing (“PLR” — Participação em Lucros e Resultados), a component of the variable remuneration.

In the year of 2011, since the results of the indicators calculated at the end of the third quarter exceeded 50% of the previously agreed annual targets, relating to the PLR for 2011, Cemig made early distribution, on December 28, 2011, of 70% of the stipulated amount.

The amount paid earlier was compensated in the final amount calculated in 2012 in accordance with the variable annual targets according to strategy of the Company. These corporate targets were established by the Board of Directors. The payment of the PLR in the first half of 2012 was made in the month subsequent to the filing of the annual Financial Statements with the CVM (Securities Commission). In the second half of 2012, Cemig brought forward and paid, on November 29, 2012, 70% of the stipulated amount, that would be offset in the final amount to be calculated in 2013 in accordance with the annual targets.

c.   How the remuneration is structured to reflect changes in the performance indicators

In the determination of the fixed remuneration of the Company’s managers, the behavior of performance indicators is not applied.

The variable remuneration (PLR) of the managers is linked to the Company’s indicators of profits and results. As from 2012, the PLR paid to the Chief Officers is conditional upon the individual corporate targets as established by the Board of Directors in accordance with the Company’s strategy being met.

d.  How the remuneration policy or practice aligns with the short-, medium- and long-term interests of the Issuer

The Company’s remuneration policy incorporates elements of alignment to the interests of the Company, in the short, medium and long term. The short-term results — considering these to be the annual results — are aligned with the Company’s remuneration policy in relation to payment of the variable remuneration referred to as “Profit Sharing” (PLR). In this case, the Company’s results during the year will define the amount to be attributed to each manager member of the Executive Board.

The alignment in the medium and long term is the result of the element: consistency, in compliance with the targets relative to the principal indicators, on an annual basis.

f. Existence of remuneration paid by subsidiaries or controlling stockholders, whether direct or indirect

Since management of the companies of the group is shared between Cemig, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., the amounts that relate to each one of these companies are recognized, proportionally, in the related accounting statements. Thus, in the Standard Financial Statements, the amounts proportional to each company are stated. In the period of nine months ended September 30, 2012, and in the business years closing on December 31, 2011, 2010 and 2009, the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. bore amounts proportional to the allocation of the Executive Boards and of the Board of Directors in the respective companies, as shown below

	30/09/2012	31/12/2011	31/12/2010	31/12/2009
Cemig.	1,413	5,120	3,743	2,245
Cemig GT	2,126	831	1,427	2,245
Cemig D	4,345	5,986	2,641	2,245
Total	7,884	11,937	7,811	6,735

g. Existence of any remuneration or benefit linked to the occurrence of any corporate event, such as disposal of stockholding control of the Issuer

There is no remuneration or benefit linked to the occurrence of any corporate event, such as disposal of stockholding control of the Company.

13.2 In relation to the remuneration recognized in the income statement of the last 3 business years, and that expected for the current business year, for the Board of Directors, the statutory directors and the audit board, please provide a table with the following content:

Total remuneration for the business year, at 31/12/2013 — Annual amounts

2013	Board of Directors	Statutory Directors	Audit Board	Total
Number of members	13	11	10	34
Annual fixed remuneration	0.00	0.00	0.00	0.00
Salary or “pro-labore” payment	475,090.98	3,793,000.00	328,908.60	4,596,999.58
Direct and indirect benefits	84,661.20	1,053,852.91	65,124.00	1,203,638.11
Participation in committees	0.00	0.00	0.00	0.00
Others	95,018.20	1,953,068.1	65,781.72	2,113,868.02
Description of other fixed remuneration	Company INSS contribution	Company INSS and FGTS	Company INSS contribution	0.00
Variable remuneration	0.00	0.00	0.00	0.00
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	2,380,000.00	0.00	2,380,000.00
Meeting attendance	475,090.98	0.00	0.00	475,090.98
Commissions	0.00	0.00	0.00	0.00
Others	95,018.20	0.00	0.00	95,018.20
Description of other variable remuneration	Company INSS contribution			0.00
Post-employment	6,442.93	883,500.45	0.00	889,943.38
Leaving of post	0.00	0.00	0.00	0.00
Share-based	0.00	0.00	0.00	0.00
Remarks:	1) Number of members is calculated as annual average of number of members, counted monthly; 2) Composition of the direct and indirect benefits: Life Insurance	1) No. of members is calculated as annual average of number of members, counted monthly; 2) Composition of the direct and indirect benefits: health plan, dental plan, life insurance, meal vouchers, bonuses, leave paid 1/3 extra.	1) No of members is calculated as annual average of number of members, counted monthly; 2) Composition of the direct and indirect benefits: Life Insurance	0.00
Total remuneration	1,231,322.49	10,063,421.46	459,814.32	11,754,558.27

Total remuneration for the business year, at 31/12/2012 — Annual amounts

2012	BOARD OF DIRECTORS	Statutory Directors	Audit Board	Total
Number of members	13	11	10	34
Annual fixed remuneration	0.00	0.00	0.00	0.00
Salary or “pro-labore” payment	456,993.13	3,793,000.00	328,908.60	4,578,901.73
Direct and indirect benefits	84,661.2	1,053,852.91	65,124.00	1,203,638.11
Participation in committees	0.00	0.00	0.00	0.00
Others	91,398.57	1,953,068.10	65,781.60	2,110,248.27
Description of other fixed remuneration	Company INSS contribution	Company INSS and FGTS	Company INSS contribution	0.00
Variable remuneration	0.00	0.00	0.00	0.00
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	2,301,110.00	0.00	2,301,110.00
Meeting attendance	456,993.13	0.00	0.00	456,993.13
Commissions	0.00	0.00	0.00	0.00
Others	91,398.57	0.00	0.00	91,398.57
Description of other variable remuneration	Company INSS contribution			0.00
Post-employment	5,082.65	883,500.45	0.00	888,583.10
Leaving of post	0.00	0.00	0.00	0.00
Share-based	0.00	0.00	0.00	0.00
Remarks:	1) Number of members is calculated as annual average of number of members, counted monthly; 2) Composition of the direct and indirect benefits: life insurance	1) Number of members is calculated as annual average of number of members, counted monthly; 2) Composition of the direct and indirect benefits: health plan, dental plan, life insurance, meal vouchers, bonuses, leave paid 1/3 extra.	1) Number of members is calculated as annual average of number of members, counted monthly; 2) Composition of the direct and indirect benefits: life insurance	0.00
Total of the remuneration	1,186,527.25	9,984,531.46	459,814.20	1,163,0872.91

Total remuneration for the business year, at 31/12/2011 — Annual amounts

2011	BOARD OF DIRECTORS	Statutory Directors	Audit Board	Total
Number of members	12.83	11	8.33
Annual fixed remuneration
Salary or “pro-labore” payment	435,160.99	3,586,491.46	266,432.40	4,288,084.85
Direct and indirect benefits	78,279.24	254,011.81	50,179.00	382,470.05
Participation in committees
Others	116,307.60	2,352,659.61	58,002.40	2,526,969.61
Description of other fixed remuneration	Bonuses and Company INSS contribution	Bonuses, leave paid 1/3 extra, Company INSS and FGTS	Bonuses and company INSS contribution
Variable remuneration
Bonus	0,00	0,00	0,00
Profit sharing	57,946.75	1,920,369.51	0.00	1,978,316.26
Meeting attendance	435,160.99	0.00	0.00	435,160.99
Commissions	0.00	0.00	0.00
Others	94,692.60	0.00	0.00	94,692.60
Description of other variable remuneration	Company INSS contribution
Post-employment	4,451.77	687,572.28	0.00	692,024.05
Leaving of post	0.00	0.00	0.00
Share-based	0.00	0.00	0.00

Remarks:

1)  Number of members is calculated as annual average of number of members, counted monthly.

2)  Remuneration was altered from May 2011 by AGM/EGM. Previously the amount was R$ 4,716.00 3)  Composition of the direct and indirect benefits: life insurance
4)  The bonuses were paid only up to April 2011

1)  Number of members is calculated as annual average of number of members, counted monthly.
2)  Remuneration was altered from May 2011 by AGM/EGM. Previously it was R$ 27,901.00 for CEO and R$ 23,148.00 for Chief Officers-3)  Composition of the direct and indirect benefits: Health plan, dental plan, life insurance and meal vouchers

1)  Number of members is calculated as annual average of number of members, counted monthly. 2)  Remuneration was altered from May 2011 by AGM/EGM. Previously amount was R$ 2,358.00
3)Composition of the direct and indirect benefits: Life insurance 4)  The bonuses were paid only up to April 2011

Total remuneration	1,221,999.94	8,801,104.67	374,613.80	10,397,718.41

Total remuneration for the business year, at 31/12/2010 — Annual amounts

2010	Board of Directors	Statutory Directors	Audit Board	Total
No. of members	13.00	9.00	5.00	27.00
Annual fixed remuneration
Salary or “pro-labore” payment	369,408,00	2,432,117.53	139,948.78	2,941,474.31
Direct and indirect benefits	134,579.21	633,809.01	40,482.85	808,871.07
Participation in committees	0.00	0.00	0.00	0.00
Others	67,118.10	803,994.68	30,318.49	901,431.27
Description of other fixed remuneration	Company INSS contribution	Company INSS contribution	Company INSS contribution
Variable remuneration
Bonus	0.00	0.00	0.00	0.00
Profit sharing	274,719.74	1,000,126.27	0.00	1,274,846.01
Meeting attendance	369,408.00	0.00	0.00	369,408.00
Commissions	0.00	0.00	0.00	0.00
Others	67,118.10	0.00	0.00	67,118.10
Description of other variable remuneration	Amounts corresponding to INSS contributions
Post-employment	0.00	378,239.48	0.00	378,239.48
Cessation of appointment	0.00	0.00	0.00	0.00
Share-based	0.00	0.00	0.00	0.00
Remarks:
Total remuneration	1,282,351.15	5,248,286.97	210,750.12	6,741,388.24

13.3 In relation to the variable remuneration of the last 3 business years, and that expected for the current business year, of the Board of Directors, statutory directors and the Audit Board, please provide a table with the following content:

2013	Board of Directors	Executive Board: Directors	Audit Board	Total
Number of members	0.00	11.00	0.00	11
Bonus
Minimum amount specified in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount specified in the variable remuneration plan	0.00	0.00	0.00	0.00
Amount specified in the variable remuneration plan in the event that the targets established are met	0.00	0.00	0.00	0.00
Amount in fact recognized in result of last 3 business years	0.00	0.00	0.00	0.00
Profit shares
Minimum amount specified in the remuneration plan	0.00	210,000.00	0.00	210,000.00
Maximum amount specified in the Variable Remuneration plan	0.00	280,000.00	0.00	280,000.00
Amount specified in the variable remuneration plan in the event that the targets established are met	0.00	2,380,000.00	0.00	2,380,000.00

2012	Board of Directors	Executive Board: Directors	Audit Board	Total
Number of members	0.00	11.00	0.00	11
Bonus
Minimum amount specified in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount specified in the remuneration plan Variable	0.00	0.00	0.00	0.00
Amount specified in the variable remuneration plan in the event that the targets established are met	0.00	0.00	0.00	0.00
Amount in fact recognized in result of last 3 business years	0.00	0.00	0.00	0.00
Profit shares
Minimum amount specified in the remuneration plan	0.00	206,325.00	0.00	206,325.00
Maximum amount specified in the Variable Remuneration plan	0.00	277,704.00	0.00	277,704.00
Amount specified in the variable remuneration plan in the event that the targets established are met	0.00	2,301,110.00	0.00	2,301,110.00

2011	Board of Directors	Executive Board: Directors	Audit Board	Total
Number of members	12.83	11.00	0.00	23.83
Bonus
Minimum amount specified in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount specified in the VARIABLE remuneration plan	0.00	0.00	0.00	0.00
Amount specified in the variable remuneration plan in the event that the targets established are met	0.00	0.00	0.00	0.00
Amount in fact recognized in result of last 3 business years	0.00	0.00	0.00	0.00
Profit shares
Minimum amount specified in the remuneration plan	2,355.27	174,716.08	0.00	177,071.35
Maximum amount specified in the variable remuneration plan	5,652.66	228,640.87	0.00	234,293.53
Amount specified in the variable remuneration plan in the event that the targets established are met	57,946.75	1,920,369.51	0.00	1,978,316.26

2010	Board of Directors	Executive Board: Directors	Audit Board	Total
Number of members	13.0	9.00	0.00-	22.0
Bonus
Minimum amount specified in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount specified in the variable remuneration plan	0.00	0.00	0.00	0.00
Amount specified in the variable remuneration plan in the event that the targets established are met	0.00	0.00	0.00	0.00
Amount in fact recognized in result of last 3 business years	0.00	0.00	0.00	0.00
Profit shares
Minimum amount specified in the remuneration plan	19,606.11	85,952.42	0.00	105,558.53
Maximum amount specified in the remuneration plan Variable	25,481.38	133,986.06	0.00	159,467.44
Amount specified in the variable remuneration plan in the event that the targets established are met	25,481.38	133,986.06 for CEO 111,866.74 for Chief Officer	0.00	159,467.44 (considering CEO) 137,348.12 (considering Chief Officer)
Effective amount recognized in Profit and loss account	274,719.74	1,000,126.27	0.00	1,274,846.01

13.4. In relation to the share-based remuneration plan of the Board of Directors and of the statutory directors that was in effect in the last business year and specified for the current business year, please describe:

There is no share-based remuneration plan for the Board of Directors and the Executive Board.

13.5. Please state the number of shares or share units in the Issuer, or any securities convertible into shares or share units in the Issuer, or in its direct or indirect controlling stockholders, or in its subsidiaries or jointly-controlled subsidiaries, that were directly or indirectly held, in Brazil or outside Brazil, by members of the Board of Directors, by the statutory directors, or by members of the Audit Board, grouped by body, on the closing date of the last business year.

CEMIG

	Number of ON shares	Number of PN shares
Board of Directors	2,900	953
Executive Board	9	869
Audit Board	0	0
Total	2,909	1,822

LIGHT

Number of ON shares
Board of Directors	3
Executive Board	0
Audit Board	0
Total	3

TAESA

	Number of ON shares	Number of PN shares
Board of Directors	6	0
Executive Board	0	0
Audit Board	0	0
Total	6	0

13.6. In relation to the share-based remuneration recognized in the profit and loss account of the last 3 business years, and that expected for the current business year, for the Board of Directors and the statutory directors, please provide a table with the following content:...

There is no share-based remuneration plan for the Board of Directors and the Executive Board.

13.7. In relation to the unexercised options held by members of the Board of Directors or any statutory director at the end of the last business year, please prepare a table with the following content:...

Not applicable, because there is no share-based remuneration plan for the Board of Directors or the statutory Directors.

13.8. In relation to the options exercised and shares delivered in relation to the share-based remuneration of the Board of Directors and the statutory directors, in the last 3 business years, please provide a table with the following content:...

Not applicable, because there is no share-based remuneration plan for the Board of Directors or the statutory Directors.

13.9. Summary of the information necessary for understanding of the data disclosed in items 13.6 to 13.8 — e.g. method of pricing of the value of the shares and the options, indicating, at least: ...

Not applicable, because there is no share-based remuneration plan for the Board of Directors or the statutory directors.

13.10. In relation to the pension plans currently in effect of which the members of the Board of Directors and/or statutory directors are beneficiaries, please provide the following information in the form of a table:

Pension plans	Board of Directors	Statutory Directors
No. of members	1	11
Name of the plan	Mixed Private Pension Plan — “Plan B”	Mixed Private Pension Plan — “Plan B”
Number of managers who have the conditions qualifying them to retire	0	0
Conditions for early retirement	There is no early retirement in this plan	There is no early retirement in this plan
Updated accumulated value of the contributions up to the closing of the last business year, less the amount relating to the contributions made directly by the managers.	R$ 5,482.09	R$ 863,579.03
Total accumulated value of the contributions made during the last business year, less the portion relating to contributions made directly by the Managers:	R$ 5,082.65	R$ 805,467.00
Conditions for redemption	Ending of employment relationship with sponsor and choice of redemption option	Ending of employment relationship with sponsor and choice of redemption option
Possibility of redemption and conditions	1 (provided there is ending of employment relationship with sponsor and choice of redemption option)	11 (provided there is ending of employment relationship with sponsor and choice of redemption option)

13.11. In the form of a table, indicate, for the last 3 business years, for the Board of Directors, the statutory directors and the Audit Board:

Business year ended December 31, 2012	Board of Directors	Statutory Directors	Audit Board
Number of members	13	11,00	10,00
Highest individual remuneration (in R$)	94,221.47	1,094,536.08	50,366.88
Lowest individual remuneration (R$)	50,366.88	816,336.96	41,595.96
Average individual remuneration (R$)	91,271.33	907,684.68	45,981.42

Remarks: The value of the lowest remuneration was calculated excluding the members of the Board of Directors, Executive Board and Audit Board who have held their posts less than 12 months.

Business year ended December 31, 2011	Board of Directors	Statutory Directors	Audit Board
Number of members	12,83	11,00	8,33
Highest individual remuneration (in R$)	95,809.20	996,470.62	47,519.40
Lowest individual remuneration (R$)	54,020.24	783,410.65	27,403.36
Average individual remuneration (R$)	95,245.51	800,100.43	44,971.65

Remarks: The value of the lowest remuneration was calculated excluding the members of the Board of Directors, Executive Board and Audit Board who have held their posts less than 12 months.

Business year ended December 31, 2010	Board of Directors	Statutory Directors	Audit Board
Number of members	13.00	9.00	5.00
Highest individual remuneration (in R$)	91,239.35	614,319.75	36,552.04
Lowest individual remuneration (R$)	84,171.95	495,368.60	36,552.04
Average individual remuneration (R$)	88,316.53	519,333.90	36,086.33

Remarks: The value of the lowest remuneration was calculated excluding the members of the Board of Directors, Executive Board and Audit Board who have held their posts less than 12 months.

Business year ended December 31, 2009	Board of Directors	Statutory Directors	Audit Board
Number of members	12.75	8.33	5.00
Highest individual remuneration (in R$)	83,738.70	567,308.99	36,700.48
Lowest individual remuneration (R$)	55,399.96	424,825.90	36,700.48
Average individual remuneration (R$)	83,000.41	456,729.43	36,700.48

Statutory Directors

31/12/2011	The value of the lowest remuneration was calculated excluding the members of the Board of Directors, Executive Board and Audit Board who have held their posts less than 12 months.
31/12/2010	The member with the highest remuneration worked in that post for the whole of the year 2010.

Board of Directors

31/12/2011	The value of the lowest remuneration was calculated excluding the members of the Board of Directors, Executive Board and Audit Board who have held their posts less than 12 months.
31/12/2010

The member with the highest remuneration worked in that post for the whole of the year 2010.
The amount was calculated excluding members of the board who did not hold their posts for the whole of the year of 2010. 6 members held their posts for 5 months and 6 for 7 months.

Audit Board

31/12/2010

The member with the highest remuneration worked in that post for the whole of the year 2010.
The amount was calculated excluding members of the board who did not hold their posts for the whole of the year of 2010. 1 member held his/her post for 5 months, and 1 for 5 months.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure mechanisms of remuneration or indemnity for the managers in the event of removal from office or retirement, indicating what the financial consequences are for the Issuer

There is a provision for payment of indemnity corresponding to 40% of the balance on the FGTS account in the event of dismissal. In view of its indemnity character, only those Chief Officers who are exonerated from their position before the end of the period of office are entitled to this penalty payment, and this view cannot be applied if the removal from office takes place at the request of the Chief Officer himself.

Cemig makes the deposits of FGTS for its Chief Officers and, considering the legal understanding contained in Opinion JR-1809/2002 of December 13, 2002, to the effect that the penalty payment on deposits made during the period of office of the Chief Officer should be applied to those who were employees of the Company, the right was extended to those Chief Officers who were not employees, to comply with the constitutional principle of equality of status and rights.

13.13. In relation to the last 3 business years, indicate the percentage of the total remuneration of each body that was recognized in the profit and loss account of the Issuer in relation to the members of the Board of Directors, the statutory directors, or the members of the Audit Board who are parties related to the direct or indirect controlling stockholders, as defined in the accounting rules that deal with the subject

The percentages, for the last three business years, were:

	2012	2011	2010
Executive Board:	0.00	0.00	0.00
Board of Directors:	57.46	61.82	27.49
Audit Board:	26.50	27.32	8.31

13.14 — Remuneration — other functions

In the last three business years no remuneration was paid to the managers or members of the Audit Board for any reason other than the position held.

13.15 — Remuneration recognized — parent company / subsidiary

Business year 2012	Board of Directors	Statutory Directors	Audit Board	Total
Direct and indirect controlling stockholders	968,698.46	0.00	179,564.16	1,148,262.62
Subsidiaries of the Issuer	0.00	0.00	0.00	0.00
Jointly-controlled companies	0.00	0.00	0.00	0.00

Business year 2011	Board of Directors	Statutory Directors	Audit Board	Total
Direct and indirect controlling stockholders	1,095,421.84	0.00	270,362.40	1,365,784.24
Subsidiaries of the Issuer	0.00	0.00	0.00	0.00
Jointly-controlled companies	0.00	0.00	0.00	0.00

Business year 2010	Board of Directors	Statutory Directors	Audit Board	Total
Direct and indirect controlling stockholders	255,868	0.00	270,184	526,052
Subsidiaries of the Issuer	0.00	0.00	0.00	0.00
Jointly-controlled companies	0.00	0.00	0.00	0.00

13.16 — Other material information — Remuneration

None.

8. Notice to Stockholders: Proposal to the AGM to be held on April 30, 2013, dated April 9, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Proposal to the AGM to be held on Apr 30, 2013

We hereby advise our stockholders that the Board of Directors, at its meeting on March 26, 2013, decided to propose the following to the General Meeting of Stockholders to be held on April 30, 2013:

1.              DIVIDENDS:

Of the net profit for the business year 2012, which totaled R$ 4,271,685,000, distribution of R$ 2,918,107,000 to the Company’s stockholders, as dividends and Interest on Equity, as follows:

(i)        R$ 1,700,000,000 as Interest on Equity, corresponding to R$ 1.993773380 per share, to all holders of shares on December 21, 2012, for shares traded on the São Paulo Stock Exchange (BM&FBovespa) — as decided by the meeting of the Board of Directors held on December 20, 2012, and announced in item (b) of the Notice to Stockholders of December 20, 2012. Of this amount, R$ 686,000,000 was paid on March 5, 2013.

(ii)       R$ 1,218,107,000 as dividends, corresponding to R$ 1.428605477 per share, to all holders of shares on April 30, 2013, for shares traded on the São Paulo Stock Exchange. The shares will trade “ex this right on the day immediately after the said Meeting is held. The payments of the dividends will be made in two installments, by June 30 and December 30, 2012, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

We emphasize that payment is conditional upon ratification by the General Meeting of Stockholders to be held on April 30, 2013.

2.              INCREASE OF SHARE CAPITAL, AND STOCK DIVIDEND:

a)             Approval of increase in the Share Capital:

from:	R$	4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais),
to:	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais),
through issuance of		109,654,157	(one hundred nine million six hundred fifty four thousand one hundred fifty seven) new shares,
each with par value of		R$ 5.00	(five Reais),

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

of which	47,927,623	(forty seven million nine hundred twenty seven thousand six hundred twenty three) are nominal common shares,
and	61,726,534	(sixty one million seven hundred twenty six thousand five hundred thirty four) are nominal preferred shares,

through capitalization of
R$	548,270,785.00	(five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais), from

absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

• with consequent distribution to stockholders of a stock dividend, of
	12.854843355%,	in new shares, of the same type as those held,
each with par value of R$ 5.00		(five Reais).

b)           All holders of shares on April 30, 2013 will be entitled to this benefit, for the shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A.). The shares will trade “ex” the right to this stock dividend on the day immediately following the date on which the said Meeting is held.

c)            The shares of the stock bonus will be credited on May 7, 2013 and will not have the right to the dividends proposed for the business year 2012.

d)           In accordance with §1º of Article 25 of Brazilian Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to the stock dividend shares is R$ 5.00.

e)            In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the share bonus will be paid to the holders of those fractions on the same date as the payment of the first installment of the dividend for the business year of 2012.

We reiterate that the stock bonus is conditional upon ratification by the General Meeting of Stockholders, to be held on April 30, 2013.

Stockholders whose shares are not held in custody by the CBLC and whose registration details are not up-to-date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 9, 2013.

Luiz Henrique Michalick

Acting Chief Finance and Investor Relations Officer

9. Summary of Decisions of the 565th Meeting of the Board of Directors, April 23, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64  –  NIRE: 31300040127

BOARD OF DIRECTORS

Meeting of April 23, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 565th meeting, held on April 23, 2013, at 9 a.m., the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.     Re-presentation of the Report of Management and Financial Statements for the year 2012.

2.     Budget for January to May 2013.

3.     Orientation of vote in meetings of Empresa Amazonense de Transmissão de Energia S.A. — EATE.

4.     Constitution of a consortium and of a special-purpose company.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.